Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

VERSO PAPER CORP.,

VERSO MERGER SUB INC.,

and

NEWPAGE HOLDINGS INC.

Dated as of January 3, 2014

i

Schedules

Schedule 1.1	Principal Stockholders
Schedule 5.12(d)	NewPage EBITDA Build and Synergy Detail
Schedule 6.1(b)	Jurisdictions
Schedule 6.1(e)	Exchange Offer and Consent Solicitations
Schedule 10.1	Non-Required Effect

Exhibits

Exhibit A	Form of Support Agreement
Exhibit B	Form of Parent Affiliate Side Letter
Exhibit C	Form of Lock-Up Side Letter
Exhibit D	Form of Voting Agreement
Exhibit E	Form of Asset Financing Side Letter

Exhibit F	Form of Director Side Letter
Exhibit G	Form of Indenture Side Letter
Exhibit H	Surviving Corporation Certificate of Incorporation
Exhibit I	Surviving Corporation Bylaws
Exhibit J	Waterfall Schedule
Exhibit K	Form of Stockholder Release
Exhibit L	Form of Cooperation Agreement
Exhibit M	Form of New Indenture

AGREEMENT AND PLAN OF MERGER, dated as of January 3, 2014 (this “Agreement”), by and among VERSO PAPER CORP., a Delaware corporation (“Parent”), VERSO MERGER SUB INC., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”) and NEWPAGE HOLDINGS INC., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect, wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company has (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and consummate the transactions contemplated hereby, (b) authorized and approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (c) recommended the adoption and approval of this Agreement by the stockholders of the Company in accordance with the Company Organizational Documents and the DGCL;

WHEREAS, the Board of Directors of Parent has (a) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement and consummate the transactions contemplated hereby, and (b) authorized and approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, each of the Board of Directors and the sole stockholder of Merger Sub has (a) determined that it is in the best interests of Merger Sub and its stockholder, and declared it advisable, to enter into this Agreement and consummate the transactions contemplated hereby, and (b) authorized and approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, concurrently with the execution and delivery of this Agreement, as consideration for Parent’s and Merger Sub’s willingness to enter into this Agreement, the Company and Parent have entered into a Support Agreement (the “Support Agreement”), in the form attached hereto as Exhibit A, with each of the Company’s stockholders set forth on Schedule 1.1 hereto (the “Principal Stockholders”), pursuant to which, among other things, such Principal Stockholders have agreed, on the terms and subject to the conditions set forth therein, to vote such Principal Stockholders’ shares of Company Common Stock or execute a written consent in favor of the adoption and approval of this Agreement and to the extent such Principal Stockholders are also holders of the relevant Indebtedness issued under the Indentures, to tender such Indebtedness in the Exchange Offers and to support the Exchange Offers in accordance with their terms;

WHEREAS, concurrently with the execution and delivery of this Agreement, the controlling stockholder of Parent and/or one or more of its Affiliates has executed and delivered letter agreements in favor of Parent and the Company in the form attached hereto as Exhibit B (the “Parent Affiliate Side Letter”), Exhibit C (the “Lock-Up Side Letter”) and Exhibit D (the “Voting Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and the Company have executed and delivered letter agreements in the form attached as Exhibit E (the “Asset Financing Side Letter”), Exhibit F (the “Director Side Letter”) and Exhibit G (the “Indenture Side Letter” and, together with the Parent Affiliate Side Letter, Voting Agreement, the Lock-Up Side Letter, the Asset Financing Side Letter and the Director Side Letter, the “Side Letters”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement and also prescribe certain conditions to the Merger as specified herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (as in effect from time to time, the “DGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under the DGCL as the surviving entity in the Merger (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York, at 10:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the third Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

Section 1.3 Effective Time. On the Closing Date, the Company and Merger Sub shall file the certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL, with the Secretary of State of the State of Delaware. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Surviving Corporation shall, by virtue of the Merger, be amended so as to read in its entirety in the form attached hereto as Exhibit H, until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.9.

(b) The Company and the Surviving Corporation will take all necessary action such that, at the Effective Time, the bylaws of the Surviving Corporation will be amended so as to read in their entirety in the form attached hereto as Exhibit I, until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.9.

Section 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a) Conversion of Shares. Subject to Section 2.1(d) and Section 2.1(f), each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (each such share, a “Share”, and all such shares collectively, the “Shares”), other than any Excluded Shares and Dissenting Shares, will be canceled and extinguished and be converted automatically into the right to receive a portion of the Aggregate Closing Merger Consideration equal to (i) the Per Share Closing Cash Consideration, (ii) the Per Share Closing Note Consideration and (iii) the Per Share Closing Share Consideration, each as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule attached hereto as Exhibit J (the “Waterfall

Schedule”). In the event that any holder of In-the-Money Options does not deliver an Optionholder Acknowledgement, the Company’s Board of Directors will use its reasonable discretion in allocating the Aggregate Closing Merger Consideration among the holders of Shares, Company RSUs and In-the-Money Options based on the methodologies set forth on the Waterfall Schedule in order to reflect any holder of In-the-Money Options not delivering an Optionholder Acknowledgement.

(b) Cancellation of Excluded Shares. Each Share that is owned directly or indirectly by Parent or Merger Sub or any of their respective Subsidiaries immediately prior to the Effective Time or held directly or indirectly by the Company or any of its Subsidiaries immediately prior to the Effective Time (collectively, “Excluded Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(c) Conversion of Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, all of the capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates, if any, representing the capital stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of Shares otherwise entitled to a fractional share of Parent Common Stock shall have the aggregate amount of Parent Common Stock to be issued to such holder in respect of any Share Consideration equitably adjusted (by rounding up or down to the nearest whole share, as appropriate) such that the holders of Shares receive only whole shares of Parent Common Stock, with no adjustment in the aggregate amount of Share Consideration.

(e) Dissenters’ Rights. Any provision of this Agreement to the contrary notwithstanding, if required by the DGCL (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) and that are held by holders of such Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing (and who have certified thereto to the Company) and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL, and who have not withdrawn their request for appraisal rights (the “Dissenting Shares”) will not be converted into the right to receive the consideration payable pursuant to Section 2.1(a), and holders of such Dissenting Shares will be entitled instead to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262 unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and had become exchangeable for, at the Effective Time, the right to receive the consideration payable pursuant to Section 2.1(a), without any interest thereon, the Surviving Corporation shall remain liable for payment of the consideration payable pursuant to Section 2.1(a), and shall promptly pay such consideration to the Paying Agent for payment to the holders thereof pursuant to Section 2.2(b). At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company will give Parent (i) notice of any demands received by the Company for appraisals of Shares and (ii) the opportunity to control all negotiations and proceedings with respect to such notices and demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle, compromise, offer to settle or compromise, or otherwise negotiate any such demands.

(f) Minimum Denomination of Notes. No denomination of Verso First Lien Notes less than $2,000 with fully integral multiples of $1,000 in excess of $2,000 shall be issued in the Merger, but in lieu thereof each holder of Shares otherwise entitled to a lower amount of Verso First Lien Notes shall have the aggregate amount of such Verso First Lien Notes to be issued to such holder in respect of any Note Consideration equitably adjusted (by rounding up or down to the nearest whole denomination or increment, as appropriate) such that the holders of Shares receive only Verso First Lien Notes in denominations of $2,000 with fully integral multiples of $1,000 in excess of $2,000, with no adjustment in the aggregate amount of Note Consideration.

Section 2.2 Exchange and Payment.

(a) Paying Agent. Concurrently with the Closing, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent to act as a paying agent hereunder and shall be reasonably acceptable to the Company (the “Paying Agent”), in trust for the benefit of holders of the Shares (other than the Excluded Shares and Dissenting Shares) (each, a “Former Holder”), consideration (whether in the form of cash, Verso First Lien Notes and/or shares of Parent Common Stock) sufficient to pay the Aggregate Closing Merger Consideration which is payable in respect of Shares pursuant to Section 2.1(a) (such consideration being hereinafter referred to as the “Exchange Fund”), and immediately prior to the Closing, the Company shall provide the Paying Agent with the stock ledger of the Company.

(b) Payment Procedures.

(i) The Paying Agent shall make available at the Closing and, as soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Closing Date, shall mail or transmit electronically to each Former Holder, (A) a shareholder consent and release (the “Stockholder Release”), in the form attached hereto as Exhibit K, (B) a cooperation agreement (the “Cooperation Agreement”), in the form attached hereto as Exhibit L, and (C) instructions for obtaining the portion of the Aggregate Closing Merger Consideration to which such Former Holder is entitled pursuant to Section 2.1(a) less any applicable withholding Taxes.

(ii) Upon delivery of the Stockholder Release, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the Former Holder shall be entitled to receive in exchange therefor the portion of the Aggregate Closing Merger Consideration payable in respect of such Shares pursuant to Section 2.1(a), plus any interest or other payments made after the Closing in respect of any Verso First Lien Notes and any dividends or other distributions paid with respect to any shares of Parent Common Stock, in each case included in the Aggregate Closing Merger Consideration, and interest shall accrue on any Verso First Lien Notes included in the Aggregate Closing Merger Consideration in accordance with the terms thereof. Except as provided in the foregoing sentence, no interest will be paid or accrued on the Aggregate Closing Merger Consideration.

(iii) The Paying Agent, the Company and its Subsidiaries, Parent and Merger Sub, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (the “Code”), or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of the Shares on the stock transfer books of the Surviving Corporation.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the Former Holders for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any Former Holders who have not executed and delivered the documentation required pursuant to Section 2.1(b) shall thereafter look only to the Surviving Corporation for payment of their portion of the Aggregate Closing Merger Consideration pursuant to Section 2.1(a) less any applicable withholding Taxes, without any interest thereon, upon due surrender of their Shares.

(e) No Liability. Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any Former Holder for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund remaining unclaimed by Former Holders as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent (or at Parent’s election, the Surviving Corporation) free and clear of any claims or interest of any Person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct, short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 2.2(d).

Section 2.3 Treatment of Stock Options and Other Stock-Based Awards.

(a) Upon payment by the Company of the Recapitalization Dividend, the Company shall adjust each option to purchase a share of Company Common Stock (each, a “Company Stock Option”) by reducing the exercise price of each such Company Stock Option by the amount payable in respect of one Share in connection with the payment of the Recapitalization Dividend, as determined by the Company in its sole discretion. Each Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time and that is an In-the-Money Option shall, as of the Effective Time, become fully vested. At the Closing, each In-the-Money Option shall be cancelled and converted automatically into the right of the holder thereof to receive, subject to the holder’s execution and delivery to the Company of an acknowledgment in the form reasonably satisfactory to the Company and Parent (the “Optionholder Acknowledgement”): (i) an amount of cash equal to the product of the Option Spread Value and the Total Cash Percentage (the “Recapitalization Option Cash Consideration”), (ii) an amount of Verso First Lien Notes (valued at fair market value as determined by the Company’s Board of Directors in its sole discretion after taking into account the trading price of the Existing Verso First Lien Notes) equal to the product of the Option Spread Value and the Total Note Percentage (the “Recapitalization Option Note Consideration”), and (iii) a number of shares of Parent Common Stock (valued at the Parent Trading Price) equal to the product of the Option Spread Value and the Total Share Percentage (the “Recapitalization Option Share Consideration”), in each case as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule; provided that the Recapitalization Option Cash Consideration, the Recapitalization Option Note Consideration and the Recapitalization Option Share Consideration shall each be reduced on a Relative Recapitalization Option Pro Rata Basis by the Option Withholding Amount. Notwithstanding the foregoing, if a holder of In-the-Money Options does not deliver an Optionholder Acknowledgement to the Company, then each In-the-Money Option held by such holder shall be cancelled and converted automatically into the right of such holder to receive (x) an amount of cash equal to the product of the Option Spread Value and the Option Cash Consideration Percentage (the “Option Cash Consideration”), (y) an amount of Verso First Lien Notes (valued at fair market value as determined by the Company’s Board of Directors in its sole discretion after taking into account the trading price of the Existing Verso First Lien Notes) equal to the product of the Option Spread Value and the Option Note Consideration Percentage (the “Option Note Consideration”), and (z) a number of shares of Parent Common Stock (valued at Parent Trading Price) equal to the product of the Option Spread Value and the Option Share Consideration Percentage (the “Option Share Consideration”), each as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule; provided that the Option Cash Consideration, the Option Note Consideration and the Option Share Consideration shall each be reduced on a Relative Option Pro Rata Basis by the Option Withholding Amount. The Surviving Corporation or one of its Subsidiaries, as applicable, shall pay or issue, as the case may be, to the former holders of In-the-Money Options the consideration described in this Section 2.3(a) on or as soon as reasonably practicable following the Closing Date through the Company’s payroll system; provided that the recipients thereof shall be required, as a condition of receiving such consideration, to execute a Stockholder Release. All Company Stock Options that are Out-of-the-Money Options shall automatically be canceled and terminated as of the Effective Time without payment and shall be of no further force or effect. As of the Effective Time, all Company Stock Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Stock Option shall cease to have any rights with respect thereto, except the right to receive the payments, if any, specified in this Section 2.3(a). The Company shall deliver written notice to each holder of a Company Stock Option informing such holder of the effect of the Merger on the Company Stock Options (which notice, for the avoidance of doubt, may be included as part of the Optionholder Acknowledgements contemplated by this Section 2.3(a), as determined by the Company in its sole discretion).

(b) Each holder of restricted stock units that correspond to shares of Company Common Stock (each, a “Company RSU”) shall be entitled to receive, in respect of each Company RSU held by such holder, a dividend equivalent equal to the Per Share Recapitalization Dividend in connection with the Company’s payment of the Recapitalization Dividend (the “Dividend Equivalent”), less all such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law, in accordance with the award agreement pursuant to which the Company RSU was granted (the “RSU Award Agreement”). As provided in the applicable RSU Award Agreement and provided it has not previously been forfeited in accordance with its terms, the Dividend Equivalent in respect of each Company RSU shall be paid in cash to the holder thereof, less all such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law, on the date on which the Company Common Stock underlying the Company RSU is distributed to the holder in accordance with the applicable RSU Award Agreement or on or promptly following the Closing Date pursuant to the Company’s payroll system if the underlying Company RSU vests pursuant to the next sentence. Each Company RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested. At the Closing, each Company RSU shall be cancelled and converted automatically into the right of the holder thereof to receive on or promptly following the Closing Date through the Company’s payroll system (i) the Per Share Closing Cash Consideration, (ii) the Per Share Closing Note Consideration and (iii) the Per Share Closing Share Consideration, each as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule; provided that the Per Share Closing Cash Consideration, the Per Share Closing Note Consideration, and the Per Share Closing Share Consideration payable in respect of each Company RSU shall each be reduced on a Relative RSU Pro Rata Basis by the RSU Withholding Amount and provided further that the recipients thereof shall be required, as a condition of receiving such consideration, to execute a Stockholder Release. As of the Effective Time, all Company RSUs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company RSU shall cease to have any rights with respect thereto, except the right to receive the payments specified in this Section 2.3(b) and any unpaid portion of the Dividend Equivalent in respect of each Company RSU held by the holder immediately prior to the Effective Time, which unpaid portion (if any) shall become payable to the holder as of the Effective Time. The Company shall deliver written notice to each holder of a Company RSU informing such holder of the effect of the Merger on the Company RSUs (which notice, for the avoidance of doubt, may be included as part of the Optionholder Acknowledgements contemplated by Section 2.3(a), as determined by the Company in its sole discretion). In the event that the immediate payment of the consideration contemplated above in respect of the Company RSUs would cause an impermissible acceleration event under Section 409A of the Code, such consideration shall become vested at the Effective Time and will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A.

(c) At or prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any administering committee) shall adopt such resolutions that are necessary for the treatment of the Company Stock Options and Company RSUs pursuant to this Section 2.3.

(d) The conversions and payments in respect of the Company Stock Options and Company RSUs pursuant to this Section 2.3 are intended to comply with or be exempt from the requirements of Section 409A of the Code and shall be interpreted in such a manner. To the extent that any conversions or payments to made under this Section 2.3 could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments shall be deferred if deferral will make such payments compliant under Section 409A, or such payments shall be restructured, to the extent possible, in a manner, determined by the Company in its sole discretion, that does not cause such an accelerated or additional tax.

Section 2.4 Escrow. On the Pre-Closing Funding Date, the Company shall deposit the Equity Award Carveout Amount into an escrow account (the “Escrow Account”) to be established and maintained by the Paying Agent until the Closing and the payment of the Aggregate Closing Merger Consideration hereunder pursuant to an escrow agreement to be mutually and reasonably agreed to by the Company and Parent (the “Escrow Agreement”), and entered into on the Pre-Closing Funding Date by the Company, Parent and the Paying Agent. In addition, on the Pre-Closing Funding Date, the Company shall deposit the aggregate amount received by the Company from the exercise of Company Stock Options from and after the date hereof, and shall, from time to time, deposit additional amounts received from the exercise of Company Stock Options into the Escrow Account. A portion of the funds deposited in the Escrow Account shall be released to the Company from time to time to pay any Dividend Equivalent that becomes payable to a holder of a Company RSU that vests from time to time in accordance with its terms, and the remainder of such funds shall be released to the Company immediately prior to the Closing for purposes of making the payments contemplated by Section 2.1(a), Section 2.3(a) and Section 2.3(b).

Section 2.5 Aggregate Consideration.

(a) Notwithstanding anything herein to the contrary in no event will the aggregate consideration payable pursuant to this Article II to holders of Shares, Company RSUs and Company Stock Options be more than (or less than) (i) cash equal to the Equity Award Carveout Amount plus any cash payments from the exercise of Company Stock Options received by the Company between the date hereof and Closing and less any Dividend Equivalents paid in respect of Company RSUs between the date hereof and Closing Date (but not including any Dividend Equivalents paid on Company RSUs that vest as of the Effective Time), (ii) the Note Consideration and (iii) the Share Consideration.

(b) On the date that is two (2) Business Days prior to Closing, the Company will deliver to Parent an updated Waterfall Schedule containing calculations of (i) the Per Share Closing Cash Consideration, (ii) the Per Share Closing Note Consideration, (iii) the Per Share Closing Share Consideration, (iv) the aggregate dollar amount of Dividend Equivalents that will be paid at Closing, (v) the Recapitalization Option Cash Consideration, (vi) the Recapitalization Option Note Consideration, (vii) the Recapitalization Option Share Consideration and, if any Optionholder does not deliver an Optionholder Acknowledgement to the Company, (vii) the Option Cash Consideration, the Option Note Consideration and the Option Share Consideration. The Company shall also deliver to Parent confirmation that the aggregate amounts payable at Closing pursuant to this Article II to the holders of Shares, Company RSUs and Company Stock Options equals the consideration referenced in Section 2.5(a), and in the event the Company is unable to deliver such confirmation, the Company shall reasonably adjust the calculations referenced in the prior sentence in order to allow it to deliver such confirmation to Parent.

(c) The Company acknowledges and agrees that the Company is solely responsible for the calculation of the consideration referred to in this Article II, and that Parent shall have no responsibility or liability for any such calculation, other than to pay the amounts provided by the Company in Section 2.5(b) (which shall be no greater than the aggregate consideration referenced in Section 2.5(a).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents, including through incorporation by reference therein (excluding any disclosures set forth in any “risk factor” section and any section containing forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature, it also being understood that any matter disclosed in such filing shall not be deemed disclosed for purposes of Section 3.1 (Qualification, Organization, Etc.), Section 3.2 (Capital Stock), Section 3.3 (Corporate Authority Relative to this Agreement; No Violation), Section 3.19 (Finders or Brokers) or Section 3.21 (Required Vote), which matters shall be specifically disclosed in Section 3.1, Section 3.2, Section 3.3, Section 3.19 or Section 3.21 of the Company Disclosure Schedule), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or as disclosed in the disclosure schedule delivered by the Company to Parent and Merger Sub in connection with and immediately prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where the relevance of such disclosure as an exception to such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Etc.

(a) Each of the Company and each of its Subsidiaries is (i) a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and (ii) is qualified to do business and is in good standing as a foreign corporation or limited liability company in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except in the case of each of clauses (i) and (ii) where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(b) The Company has made available to Parent prior to the date of this Agreement true and complete copies of the Company Organizational Documents.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 16,000,000 shares of Company Common Stock and 100,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). No shares of Company Common Stock are represented by certificates. As of the date of this Agreement, (i) 7,063,671 shares of Company Common Stock were issued and outstanding, (ii) 517,137 shares of Company Common Stock were issuable pursuant to the Company Stock Plans in respect of Company Stock Options and 96,316 shares of Company Common Stock were issuable pursuant to the Company Stock Plans in respect of Company RSUs, (iii) 16,329 shares of Company Common Stock were authorized for issuance by the Company to holders of Allowed First Lien Notes Claims (as defined in the Plan) under section 6.5(c) of the Plan and (iv) no shares of Company Preferred Stock were issued or outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights, rights of first refusal, tag-along rights, drag-along rights, transfer restrictions, and proxies, other than in the Company Stockholders Agreement, any voting agreement or any similar instrument.

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth a true and complete list of each Subsidiary of the Company, such Subsidiary’s jurisdiction of organization and the authorized, issued and outstanding capital stock or other equity securities of such Subsidiary. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and is owned, directly or indirectly, by the Company free and clear of any Liens other than Permitted Liens.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of (i) each outstanding Company Stock Option, the number of shares of Company Common Stock issuable upon exercise of such Company Stock Option, the exercise price with respect thereto, the applicable grant date thereof and the applicable Company Stock Plan pursuant to which such Company Stock Option was granted and (ii) each outstanding Company RSU, the number of shares of Company Common Stock underlying such Company RSU, the applicable grant date thereof and the applicable Company Stock Plan pursuant to which such Company RSU was granted. The Company Stock Plans, and awards thereunder, set forth on Section 3.2(c) of the Company Disclosure Schedule are the only plans or programs the Company or any of its Subsidiaries maintains under which stock options, restricted stock units, restricted stock awards, stock appreciation rights or other compensatory equity-based awards or profit participation or similar rights are outstanding.

(d) Except as set forth in Section 3.2(a) and in Section 3.2(b) and Section 3.2(c) of the Company Disclosure Schedule, as of the date of this Agreement, there are no outstanding shares of capital stock or other equity securities, or outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or commitment, or (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests. The Company does not have any declared, but unpaid, dividends or distributions outstanding in respect of any shares of capital stock or other equity interests of the Company.

(e) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Section 3.2(e) of the Company Disclosure Schedule sets forth a true and complete schedule of all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement and the amounts outstanding relating to such Indebtedness as of the dates set forth therein; provided that for purposes of this Section 3.2(e), the definition of Indebtedness shall not include clauses (e), (f), (g) and (h) (but clause (h) shall only be excluded to the extent it relates to clause (e), (f) or (g) of the definition of Indebtedness) thereof to the extent not material.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company, and, except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. As of the date hereof, the Board of Directors of the Company has unanimously determined that it is in the best interest of the Company and its stockholders, and declared it advisable to enter into this Agreement and consummate the transactions contemplated hereby and resolved to recommend that the Company’s stockholders adopt and approve this Agreement and the transactions contemplated hereby in accordance with the Company Organizational Documents and the DGCL (the “Company Recommendation”). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (ii) is subject to the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) Other than in connection with or in compliance with (i) the DGCL, (ii) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) the Securities Act of 1933, as amended (the “Securities Act”), (iv) the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (v) the approvals set forth in Section 3.3(b) of the Company Disclosure Schedule (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, other than such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices or filings which, if not obtained or made, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(c) The execution and delivery by the Company of this Agreement do not, and except as described in Section 3.3(c) of the Company Disclosure Schedule, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”), other than any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent, being contested in good faith in appropriate proceedings or for which adequate accruals or reserves have been established in accordance with GAAP, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) which does not and would not reasonably be expected to materially impair the continued use of any Company Owned Real Property or Company Leased Real Property as currently operated, (D) incurred in connection with the Debt Financing or any amendment of the NewPage ABL Loan prior to the Closing Date to permit the New NewPage Term Loan Facility and the Recapitalization Dividend or (E) all other Liens the creation or existence of which, in each case, would not be reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole (each of the foregoing, a “Permitted Lien”), in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or the Company Stockholders Agreement or (iii) assuming the receipt of all consents, approvals, waivers, clearances and authorizations and the making of notices, filings and submissions described in Section 3.3(b) or in Schedule 3.3(b), conflict with or violate any applicable Laws, other than, in the case of the foregoing clauses (i) or (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(d) Prior to the execution of this Agreement, the Company Stockholders Agreement was amended and the Company provided Parent with a copy of such amendment.

Section 3.4 Reports and Financial Statements.

(a) The Company’s registration statement on Form 10 became effective on July 31, 2013. The Company and each of its Subsidiaries has filed or furnished all items required to be filed or furnished prior to the date hereof by it with the SEC since July 30, 2013. As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

Section 3.6 No Undisclosed Liabilities. There are no liabilities of the Company and its Subsidiaries (whether or not of a nature required to be reflected on a balance sheet prepared in accordance with GAAP), other than liabilities (a) set forth in Section 3.6 of the Company Disclosure Schedule, (b) incurred since December 31, 2012, in the ordinary course of business consistent with past practices, (c) as reflected, reserved for or disclosed in the most recent balance sheet of the Company included in the Company SEC Documents, (d) incurred in connection with the transactions expressly contemplated by this Agreement or (e) that, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

Section 3.7 Compliance with Law; Permits.

(a) (i) The Company and each of its Subsidiaries are, and have at all times since December 21, 2012, been, in compliance in all material respects with and are not, and have at all times since December 21, 2012, not been, in material default under or in material violation of any applicable Law and (ii) neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication since December 21, 2012, from any Governmental Entity regarding any actual or possible material violation of, or failure to comply with, any Law.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of any Governmental Entity, and all rights under any Contract with any Governmental Entity, necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any such Company Permits, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company is, and each of its Subsidiaries is, in compliance with the terms and requirements of the Company Permits, and no investigation or review by any Governmental Entity with respect to any violation or non-compliance with a Company Permit is pending, or the Company’s knowledge, threatened, except for any such noncompliance or investigation or review that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c) None of the Company or any of its Subsidiaries nor any of their respective officers, directors, employees, agents or representatives acting on their behalf, has in the past five (5) years, directly or indirectly, made or authorized any offer, gift, payment, or transfer, or promise of, any money or anything else of value, or provided any benefit, to any Covered Party, (i) for the purpose of (A) influencing any act or decision of that person, (B) inducing that person to omit to do any act in violation of a lawful duty, (C) securing any improper advantage, or (D) inducing that person to use his or her influence with a Governmental Entity or public international organization, (1) to affect or influence any act or decision of any Governmental Entity or public international organization, or (2) to assist the Company or any of its Subsidiaries in obtaining or retaining business, or directing business to any person, whether or not lawful, or (ii) which would otherwise constitute or have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(d) The Company and its Subsidiaries are in compliance in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and any other applicable Law of similar effect, including all laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions and the UK Bribery Act 2010 (collectively with the FCPA, “Anti-Corruption Laws”), and in the past five (5) years none of them has taken any action which would cause the Company or any of its Subsidiaries to be in violation of any Anti-Corruption Law in any material respect.

(e) To the knowledge of the Company, no portion of any payments paid by Parent hereunder will be used to fund payments in connection with securing government approvals or as a payment, gift, promise to give, or authorization of the giving of anything of value to any government official, political party or official thereof or any candidate for foreign political office for purposes of (i) influencing any act or decision of such government official in his official capacity, (ii) inducing such government official to do or omit to do any act in violation of the lawful duty of such official, or (iii) securing any improper advantage; or inducing such official to use his influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality.

(f) The term “government official” used in this Section 3.7 means any officer or employee of a foreign government or any department, agency, or instrumentality thereof, including government owned or controlled companies, or of a public international organization, or any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

(g) Except as set forth on Section 3.7(g) of the Company Disclosure Schedule:

(i) The Company and its Subsidiaries are in compliance with all applicable Customs & International Trade Laws in all material respects, and the Company and its Subsidiaries have not committed any material violation of the Customs & International Trade Laws, and there are no material unresolved questions or claims concerning any liability of the Company or any Subsidiary with respect to any such Laws.

(ii) Without limiting the foregoing, neither the Company nor any Subsidiary has, since December 21, 2012, received any notice that it is subject to any civil or criminal investigation, audit or any other inquiry involving or otherwise relating to any alleged or actual violation of the Customs & International Trade Laws.

(iii) Neither the Company nor any Subsidiary has, since December 21, 2012, received any written notice that any products or materials imported by the Company nor any Subsidiary, or on behalf of the Company or such Subsidiary where the Company or such Subsidiary is the importer of record, for which final liquidation has not yet occurred is subject to or otherwise covered by an antidumping duty order or countervailing duty order that remains in effect or is subject to or otherwise covered by any pending antidumping or countervailing duty investigation by agencies of the United States government.

(iv) Neither the Company nor any Subsidiary, nor any officer or director of the Company or, to the knowledge of the Company, any agent acting on behalf of the Company: (a) has been or is designated, or is owned or controlled by anyone designated, on OFAC’s List of Specially Designated Nationals and Blocked Persons, Commerce’s Denied Persons List, the Commerce Entity List, the U.S. Department of State’s (“State Department”) Debarred List or similar “prohibited party” lists of any U.S. Governmental Entity, (b) has participated in any transaction involving such a designated person or entity, or any country that is the target of comprehensive economic sanctions administered by OFAC (currently, Cuba, Iran, Syria and Sudan), (c) has knowingly exported (including deemed exportation) or re-exported, directly or indirectly, any good, technology or services in violation of any applicable U.S. export control or economic sanctions laws, regulations or orders administered by OFAC, Commerce or State Department, or (d) participated in any export, re-export or transaction connected with any purpose prohibited by U.S. export control and economic sanctions laws, including support for international terrorism and nuclear, chemical or biological weapons proliferation.

(v) Since December 21, 2012, the Company has been in compliance in all material respects and has complied with the applicable provisions of the U.S. Bank Secrecy Act and USA PATRIOT Act of 2001, as amended, and other applicable foreign laws and regulations relating to anti-money laundering and similar matters.

(vi) The Company utilizes effective controls procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of applicable anti-money laundering laws and regulations will be prevented, detected and deterred in all material respects.

(vii) Neither the Company nor any Subsidiary is aware of any actual or threatened (in writing) civil or criminal investigation, audit or any other inquiry, or otherwise is aware of any allegation involving or otherwise relating to any alleged or actual violation of anti-money laundering laws or regulations by the Company or any Subsidiary.

(h) For the purposes of this Agreement, “Customs & International Trade Laws” shall mean any domestic Law, statute, order of a Governmental Entity, regulation, rule, permit, license, directive, ruling, order, decree, ordinance, award, or other decision or requirement, including any amendments, having the force or effect of Law, of any arbitrator, court, government or government agency or instrumentality or other Governmental Entity, concerning the importation, exportation, reexportation, or deemed exportation of products, technical data, technology and/or services, and the terms and conduct of transactions and making or receiving of payment related to such importation, exportation, reexportation or deemed exportation, including, as applicable, the Tariff Act of 1930, as amended, and other laws, regulations, and programs administered or enforced by the U.S. Department of Commerce (“Commerce”), U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor agencies; the Export Administration Act of 1979, as amended; the Export Administration Regulations, including related restrictions with regard to transactions involving persons and entities on the Commerce Denied Persons List or Entity List; the Arms Export Control Act, as amended; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving persons and entities on the Debarred List; the International Emergency Economic Powers Act, as amended; the Trading With the Enemy Act, as amended; the embargoes and restrictions administered by the United States Office of Foreign Assets Control (“OFAC”); orders of the President regarding embargoes and restrictions on transactions with designated countries and entities, including persons and entities designated on OFAC’s list of Specially Designated Nationals and Blocked Persons; the antiboycott regulations administered by Commerce; and the antiboycott regulations administered by the U.S. Department of the Treasury.

Section 3.8 Environmental Laws and Regulations. (i) No material notice, notification, demand, report, request for information, citation, summons, complaint or Order has been received, no material penalty has been assessed, and no material investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Company, is threatened by any Governmental Entity or other Person relating to the Company or any Subsidiary of the Company arising out of any material violation of or material liability under any Environmental Law, (ii) the Company and its Subsidiaries are and have been during the past three (3) years in compliance in all material respects with all Environmental Laws (which compliance includes possession of all permits, licenses, or other authorizations required under Environmental Laws for the conduct of their business as presently conducted and compliance in all material respects with the terms and conditions thereof and timely applications for renewal of the same), (iii) neither the Company nor any of its Subsidiaries has in the past three (3) years treated, stored, handled, transported or disposed of, arranged for or permitted the treatment, storage, handling, transportation or disposal of, or released or exposed any Person to, any Hazardous Materials, or owned or operated its business or any property or facility in a manner that has given rise to any liabilities (contingent or otherwise) or material investigatory, corrective or remedial obligations pursuant to Environmental Laws, (iv) the Company and its Subsidiaries are not party or otherwise subject to any Order, judgment or decree that imposes any material obligations or material liability (contingent or otherwise) under any Environmental Law, (v) the Company and its Subsidiaries have furnished to Parent all material environmental audits, reports and other environmental assessments relating to the Company’s, its Subsidiaries’, or their Affiliates’ (excluding, for the avoidance of doubt, the Principal Stockholders) or predecessors’, past or current properties, facilities or operations that have been prepared in the last three years and which are in their possession or under the Company’s reasonable control, and (vi) the Company and its Subsidiaries have disclosed to Parent all financial assurances required under Environmental Laws.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule lists all material Benefit Plans that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries (which shall include, without limitation, any Contract that provides for employment or engagement of any Person on a full-time, part-time or consulting basis providing for fixed and/or variable compensation in the aggregate in excess of $200,000 per annum and any Contract providing for severance, retention, change in control or similar payments (each such Contract, a “Material Benefits Contract”)) or with respect to which the Company or any of its Subsidiaries has any material liability, whether current or contingent (collectively, without regard to materiality and whether or not listed on Section 3.9(a) of the Company Disclosure Schedule, the “Company Benefit Plans”). Prior to the date hereof, the Company has provided to Parent a true, correct and complete copy of each Material Benefits Contract.

(b) The Company has made available to Parent correct and complete copies of all Company Benefit Plans and all amendments thereto in each case that are in effect as of the date hereof, and, to the extent applicable, with respect to each Company Benefit Plan: (i) all related trust agreements, funding arrangements and insurance contracts, (ii) the most recent determination or opinion letter received regarding the tax-qualified status, (iii) the most recent financial statements, (iv) the Form 5500 Annual Report (including all schedules and the audit report) for the most recent plan year, (v) the current summary plan description, and (vi) the actuarial valuation reports for the most recent plan year.

(c) Each Company Benefit Plan has been maintained, funded and administered in all material respects in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto. The Company and its Subsidiaries have timely made all material contributions, distributions, reimbursements and payments required by or due under the terms of each Company Benefit Plan and applicable Law. With respect to each Company Benefit Plan, there has been no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code), breach of fiduciary duty (as determined under ERISA), or transaction that could subject the Company or any Subsidiary to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, or may rely upon a favorable opinion letter from the Internal Revenue Service, as to the qualified status of such Company Benefit Plan, and, to the knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect such qualified status. Neither the Company nor any of its Subsidiaries maintains, contributes to or has any obligation or liability (whether current or contingent) with respect to any plan, program or arrangement that provides post-termination or retiree health or life insurance benefits to any Person, except as required by COBRA (or any similar state Law) for which the covered individual pays the full cost of coverage. The Company, its Subsidiaries and their ERISA Affiliates have for the past three (3) years complied in all material respects and are in compliance in all material respects with the requirements of COBRA (and any similar state law). Each Material Benefits Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect and enforceable against the Company or the Subsidiary of the Company which is party thereto in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (ii) is subject to the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(d) With respect to each Company Benefit Plan (other than a multiemployer plan as defined in Section 3(37) of ERISA) that is subject to Title IV of ERISA (a “Title IV Plan”), (i) the minimum funding standard has been satisfied and all contributions required under Section 302 of ERISA and Section 412 of the Code have been timely made; (ii) all amounts due to the Pension Benefit Guaranty Corporation pursuant to Section 4007 of ERISA have been timely paid; (iii) no notice of intent to terminate any Title IV Plan has been filed, nor has any amendment been adopted to treat any Title IV Plan as terminated; (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to treat any Title IV Plan as terminated; (v) to the knowledge of the Company, no event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan; (vi) no event has occurred or circumstance exists that may result in a liability under or with respect to Section 4062(e) or 4069 of ERISA; (vii) no reportable event (as defined in Section 4043 of ERISA and in the regulations issued thereunder) has occurred (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA); and (viii) no Title IV Plan is considered to be in “at risk” status under Section 430 of the Code.

(e) Except as set forth on Section 3.9(e) of the Company Disclosure Schedule, none of the Company, any of its Subsidiaries, or any of their ERISA Affiliates maintains, contributes to, has any obligation to contribute to, or has any liability under or with respect to any (i) “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), (ii) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (iii) “multiemployer plan” (as defined in Section 3(37) of ERISA), and none of the Company, any of its Subsidiaries or any of their ERISA Affiliates has or has had any obligation or liability as a consequence of being considered a single employer under Section 414 of the Code with any other Person. None of the Company, any of its Subsidiaries, or any of their ERISA Affiliates has incurred within the past six (6) years or reasonably expects to incur, nor do any of them have any obligation to pay, any withdrawal liability within the meaning of Section 4201 of ERISA.

(f) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement or as required by applicable Law, or (ii) except as expressly provided in this Agreement, accelerate the time of payment, funding or vesting, or increase the amount of compensation due any such employee, consultant or officer or under any Company Benefit Plan or otherwise.

(g) Each Company Stock Option was granted with an exercise price not less than the fair market value of the underlying Company Common Stock on the date of grant. No director, officer, employee or service provider of the Company or its Affiliates is entitled to a gross-up, make-whole or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.

(h) No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the transactions contemplated by this Agreement, by any employee, director or other individual service provider of the Company or any of its Subsidiaries under any Company Benefit Plan or otherwise, either alone or in combination with another event, would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.

(i) There are no pending or, to the Company’s knowledge, threatened Actions or claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any Company Benefit Plan or with respect to any Company Benefit Plan (other than routine claims for benefits).

(j) Neither the Company nor any of its Subsidiaries has any direct or indirect liability, whether actual or contingent or known or unknown, with respect to any misclassification of any person as an independent contractor rather than as an employee, which would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries have no material liability by reason of an individual who performs or performed services for the Company or its Subsidiaries in any capacity being improperly excluded from participating in a Company Benefit Plan. Since December 21, 2012, each employee of the Company and its Subsidiaries has been properly classified as “exempt” or “non-exempt” under applicable Law.

Section 3.10 Absence of Certain Changes or Events. (a) Since December 31, 2012, until the date of this Agreement, (i) except as otherwise contemplated by this Agreement, the businesses of the Company and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business consistent with past practices, and (ii) there has not been a Company Material Adverse Effect; and (b) since December 31, 2012, until the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of the covenants set forth in Section 5.1(b)(i), (ii), (iii), (iv), (v), (vi), (vii), (xiii), (xiv), (xv), (xvii), (xxiii) or (xxiv) solely as it relates to Section 5.1(b)(i), (ii), (iii), (iv), (v), (vi), (vii), (xiii), (xiv), (xv), (xii) and (xviii).

Section 3.11 Investigations: Litigation. There is no Action currently pending or, to the knowledge of the Company, threatened before any Governmental Entity or by any private party by or against the Company or any of its Subsidiaries or otherwise relating to the business, properties or assets, or against any officer, director or employee of the Company or any of its Subsidiaries in connection with such officer’s, director’s or employee’s relationship with, or actions taken on behalf of, the Company or any of its Subsidiaries, that would be material to the Company and its Subsidiaries taken as a whole, or would be reasonably likely to materially delay or prevent the consummation of the transactions contemplated hereby.

Section 3.12 Information Supplied. None of the information provided by the Company for inclusion in the proxy statement for the meeting of the holders of Parent Common Stock for the purpose of obtaining the Parent Stockholder Approval (including any amendment or supplements, the “Proxy Statement”) or for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock and Verso First Lien Notes, as applicable, in the Merger (including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

Section 3.13 Tax Matters. Except as would not reasonably be expected to be material on an item by item basis:

(a) The Company and its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by or with respect to the Company or any of its Subsidiaries, and all such Tax Returns are true, correct and complete and were prepared in compliance with applicable Law, (ii) have duly and timely paid all Taxes due and payable (whether or not shown on any Tax Return), (iii) have adequate accruals and reserves, in accordance with GAAP, on the financial statements for all Taxes not yet due and payable, (iv) any Tax holiday claimed by the Company or any of its Subsidiaries in any jurisdiction is currently effective and will not be adversely affected by the transactions contemplated by this Agreement, and (v) neither the Company nor any of its Subsidiaries (1) has received or applied for a Tax ruling from the Internal Revenue Service or entered into any “closing agreement” pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state, local, or foreign Law), in each case, that will affect the Company or any of its Subsidiaries after the Closing or (2) is a party to any currently effective waiver or other agreement extending the statute of limitations in respect of Taxes.

(b) Neither the Company nor any of its Subsidiaries is the subject of any currently ongoing tax audit or other proceeding with respect to Taxes nor, to the knowledge of the Company, has any Tax audit or other proceeding with respect to Taxes been proposed against any of them in writing. Neither the Company nor any Subsidiary has received in writing from any federal, state, local or foreign taxing authority any, and to the knowledge of the Company, none of the following is threatened in writing: (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any of its Subsidiaries. There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens. No claim has ever been made in writing by a taxing authority of a jurisdiction where the Company or one of its Subsidiaries has not filed Tax Returns claiming that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction. Neither the Company nor any of its Subsidiaries is currently or has ever been subject to any adjustment imposed under Code Section 482 (or any similar provision of state, local, or foreign Tax Law).

(c) Neither the Company nor any of its Subsidiaries is obligated by any Contract to indemnify any other Person (other than the Company and its Subsidiaries) with respect to Taxes (other than Contracts or other arrangements that are not primarily related to Taxes entered into in the ordinary course of business). Neither the Company nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification or sharing agreement (other than an agreement with the Company or its Subsidiaries). Neither the Company nor any of its Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for any Tax of any Person (other than as a result of being a member of the consolidated, affiliated or unitary tax group of the Company).

(d) The Company and its Subsidiaries have timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party (including pursuant to Sections 1441, 1442, 3102, and 3402 of the Code and any other applicable provision of state, local, or foreign Law), and all applicable forms required with respect thereto have been properly completed and timely filed.

(e) Neither the Company nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years or otherwise as part of a plan that includes the Merger.

(f) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(g) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting adopted prior to the Closing for a taxable period ending on or prior to the Closing Date, (ii) any intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state or local income Tax law), (iii) any prepaid amounts received prior to the Closing, (iv) any installment sale or open transaction disposition made prior to the Closing, (v) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed prior to the Closing or (vi) any election under Section 108(i) of the Code.

(h) The Company has made available to Parent or its legal or accounting representative copies of all Tax Returns for the Company and each of its Subsidiaries filed for all periods within the past three (3) years.

(i) No Subsidiary of the Company that is a non-U.S. Subsidiary (i) is a “passive foreign investment company” within the meaning of Section 1297; (ii) will recognize a material amount of “subpart F income” as defined in Section 952 of the Code during any taxable period that includes the Closing Date; or (iii) has investments in “United States property” within the meaning of Section 956 of the Code during any taxable period that includes the Closing Date.

(j) Neither the Company nor any Subsidiary is (A) subject to (i) the dual consolidated loss provisions of Section 1503(d) of the Code, or (ii) the overall foreign loss provisions of Section 904(f) of the Code, (B) a party to a gain recognition agreement under Section 367 of the Code or (C) subject to Tax in any jurisdiction other than its place of incorporation or formation by virtue of having a permanent establishment or other place of business. Section 3.13(j) of the Company Disclosure Schedule accurately lists all jurisdictions in which the Company and its Subsidiaries are required to file Tax Returns.

(k) An election under Section 382(l)(5)(H) of the Code and Treasury Regulation 1.382-9(i) not to apply the provisions of Section 382(l)(5) of the Code to the ownership change occurring pursuant to the plan of reorganization confirmed by the bankruptcy court on December 14, 2012, has been made by the Company on its federal income tax return for the 2012 taxable year.

(l) As used in this Agreement, (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, escheat, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem, estimated or value added or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing, and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

Section 3.14 Employment and Labor Matters.

(a) (i) Except a set forth on Section 3.14(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement or work rules or practices with any labor union, labor organization or employee association, (ii) there are no pending or, to the knowledge of the Company, threatened, strikes, work stoppages, slowdowns, pickets, lockouts, or other material labor disputes or disruptions against or affecting the Company or any of its Subsidiaries or involving any their employees, and no such disputes have occurred within the past three (3) years, (iii) to the knowledge of the Company, there is no ongoing or threatened union organizing or decertification activity with respect to employees of the Company or any of its Subsidiaries, and no such activities have occurred within the past three (3) years, (iv) there is no unfair labor practice charge or complaint, material labor grievance, or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (v) with respect to the transactions contemplated by this Agreement, any notice required by Law or collective bargaining agreement to any employees or any employee representative has been or prior to the Closing will be given and all material bargaining obligations have been or prior to the Closing will be satisfied.

(b) Except for such matters which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and have been since December 21, 2012, in compliance with all applicable Laws and Contracts, including provisions thereof respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, and (iii) unfair labor practices. Except with respect to (i) ongoing disputes of a routine nature or involving immaterial amounts and (ii) accrued amounts to be paid in the ordinary course of business consistent with past practices, each of the Company and its Subsidiaries has paid in full to its employees, individual independent contractors, and other individual service providers all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such persons. Since December 21, 2012, neither the Company nor any of its Subsidiaries has implemented any employee layoffs or plant closures that could implicate the Worker Adjustment and Retraining Notification Act of 1998, as amended, or any similar Law (collectively, the “WARN Act”).

Section 3.15 Intellectual Property.

(a) Section 3.15 of the Company Disclosure Schedule sets forth a complete and accurate list of all of the following owned by the Company or any of its Subsidiaries in any jurisdiction in the world: (i) registered trademarks and service marks and applications for registration of the same; (ii) registered copyrights and applications for copyright registrations; (iii) issued patents and pending patent applications; and (iv) internet domain name registrations (collectively, the “Scheduled Intellectual Property”). The Company or one of its Subsidiaries owns all of the Intellectual Property identified or required to be identified in Section 3.15 of the Company Disclosure Schedule free and clear of all Liens (other than Permitted Liens and nonexclusive licenses granted in the ordinary course of business consistent with past practice).

(b) Except as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, either the Company or a Subsidiary of the Company owns or otherwise possesses sufficient rights to use all Company Intellectual Property. The Company and its Subsidiaries have taken all necessary actions to maintain all of the Scheduled Intellectual Property owned by it or them, and no expiration or loss of any Scheduled Intellectual Property is pending or reasonably foreseeable (other than (i) pursuant to prosecution of applications in the ordinary course or (ii) expiration of any patent at the conclusion of its statutory term). Immediately after the Closing, all Company Intellectual Property that is material to the conduct of the business of the Company or its Subsidiaries shall be owned or available for use by the Company and its Subsidiaries on terms and conditions substantially similar to which the same was owned or used by the Company and its Subsidiaries immediately prior to the Closing. There are no pending or, to the knowledge of the Company, threatened claims (including unsolicited offers or demands to license third party Intellectual Property) by any Person alleging infringement, misappropriation, dilution or violation by the Company or any of its Subsidiaries of any third party Intellectual Property, and no such claim has been asserted against the Company or any of its Subsidiaries in the last three (3) years. Except as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate, dilute or violate, and has not in the last three (3) years, infringed, misappropriated, diluted or violated any Intellectual Property rights of any Person. Neither the Company nor any of its Subsidiaries has made any claim of a violation or infringement by others of any Intellectual Property owned by the Company or any of its Subsidiaries and, to the knowledge of the Company, no Person is infringing, misappropriating, diluting, or violating, and no Person has in the three (3) years prior to the date hereof, infringed, misappropriated, diluted, or violated any Intellectual Property owned by the Company or any of its Subsidiaries.

(c) The Company’s and its Subsidiaries’ computer firmware, hardware, databases, software (whether general or special purpose) and other information technology infrastructure used by the Company and its Subsidiaries in the conduct of their businesses (collectively, the “Company IT Systems”) are in good operating condition and repair (subject only to the provision of usual and customary maintenance) and are sufficient for the conduct of the Company’s and its Subsidiaries’ respective businesses as currently conducted, and there have been no material failures, outages or unavailability of any of the foregoing in the last three (3) years. The Company and its Subsidiaries have business continuity and disaster recovery plans in place that are reasonably sufficient to minimize and mitigate the occurrence, duration and effect of any unavailability of the Company IT Systems.

(d) For purposes of this Section 3.15, the term “knowledge” shall not require the Company to conduct, have conducted, obtain or have obtained any non-infringement, inventorship, invalidity, freedom-to-operate or any other opinions of counsel or any external searches regarding registered Intellectual Property, including any ownership, validity, non-infringement or competitive intelligence searches.

Section 3.16 Real Property.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth the owner, street address, town or city, county, state, acreage and description of each Owned Real Property owned by the Company or any Subsidiary as of the date of this Agreement (such property collectively, the “Company Owned Real Property”). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) either the Company or a Subsidiary of the Company has marketable and insurable fee simple title to such Company Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) there are no leases, subleases, licenses, or other rights or agreements to use or occupy the Company Owned Real Property or a portion thereof, (iii) there are no outstanding options, rights of first offer or rights of first refusal in favor of any other party to purchase such Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon. Neither the Company nor any of its Subsidiaries has received notice of any pending, and to the knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Owned Real Property, except proceedings which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) Section 3.16(b) of the Company Disclosure Schedule sets forth the lessor, street address, town or city, county, state, acreage (or square footage for an office site), and description (for any site other than an office site) of each Leased Real Property leased by the Company or any Subsidiary (the “Company Leased Real Property”), and a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). The Company has made available to Parent a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each Lease under which the Company or any of its Subsidiaries uses or occupies any of the Company Leased Real Property (the “Company Real Property Leases”) is valid, binding and in full force and effect, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (B) is subject to the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law, (ii) as of the date of this Agreement, neither the Company nor any of its Subsidiaries is subleasing, licensing or otherwise granting any Person the right to use or occupy a portion of any Company Leased Real Property, and (iii) no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default under a Company Real Property Lease. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of the Company Real Property Leases, free and clear of all Liens, except for Permitted Liens. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received notice of any pending, and, to the knowledge of the Company, there is no threatened, condemnation proceeding with respect to any Company Real Property Lease, except such proceeding which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c) The Company Owned Real Property identified in Section 3.16(a) of the Company Disclosure Schedule and the Company Leased Real Property identified in Section 3.16(b) of the Company Disclosure Schedule comprise all of the material real property used by the Company or any of its Subsidiaries in the conduct of their respective businesses.

(d) All of the Company Owned Real Property and the Company Leased Real Property are in material compliance with all applicable building, zoning and other land use laws, and all insurance requirements affecting real property (collectively, the “Real Property Laws”), and the current use and occupancy of the Company Owned Real Property and the Company Leased Real Property do not violate any Real Property Laws in any material respects. Neither the Company nor any Subsidiary has received notice of any material violation of any Real Property Law.

Section 3.17 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Goldman, Sachs & Co. to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Per Share Closing Cash Consideration, the Per Share Closing Note Consideration and the Per Share Closing Share Consideration, taken in the aggregate, to be paid per Share, is fair, from a financial point of view, to the holders of Company Common Stock (other than Parent and its Affiliates). The Company shall, promptly following receipt of said opinion in written form, furnish an accurate and complete copy of said opinion to Parent solely for informational purposes.

Section 3.18 Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans, the Company Real Property Leases and as set forth on Section 3.18(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by, as of the date of this Agreement:

(i) any joint venture, co-development, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any joint venture or partnership that is material to the business of the Company and its Subsidiaries, taken as a whole;

(ii) any Contract imposing any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other Person or operate in a geographical area that would be binding on Parent or any of its Subsidiaries after the Closing;

(iii) any Contract that is an indenture, credit or loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing Indebtedness for borrowed money, deferred payment or the imposition of any Lien other than Permitted Liens (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $5,000,000 (each, a “Company Indebtedness Contract”);

(iv) any Contract pursuant to which the Company or any of its Subsidiaries (A) is granted rights in any third-party Intellectual Property (excluding any commercially available, unmodified off-the-shelf software licensed for annual aggregate license fees of less than $250,000) or (B) has granted to any Person any licenses or rights under any Company Intellectual Property owned by the Company or any of its Subsidiaries (excluding nonexclusive license grants in the ordinary course of business consistent with past practice);

(v) any settlement, conciliation or similar agreement (x) with any Person that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole or (y) which would require the Company or any of its Subsidiaries to pay consideration of more than $500,000 after the date of this Agreement;

(vi) any Contract that contains any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person that would be binding on Parent or any of its Subsidiaries after the Closing;

(vii) any Contract that (A) relates to the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person other than the Company or any of its Subsidiaries for aggregate consideration in excess of $3,000,000 or pursuant to which the Company or any of its Subsidiaries has continuing material “earn out” or other similar material contingent payment obligations outstanding; or (B) gives any Person the right to acquire any assets of the Company or its Subsidiaries (or any interests therein) after the date hereof with a total consideration of more than $3,000,000;

(viii) any Contract that provides for aggregate payments by or to the Company and/or its Subsidiaries in excess of $7,500,000 in any 12-month period, other than any such Contracts that may be cancelled, terminated or withdrawn upon notice of ninety (90) days or less without material liability or continuing obligation on the part of the Company or any of its Subsidiaries;

(ix) any Contract that obligates the Company or its Subsidiaries to conduct business on an exclusive basis with any Person or that contains “most favored nation” or similar covenants, in each case other than any such Contracts that may be cancelled, terminated or withdrawn upon notice of ninety (90) days or less without material liability or continuing obligation on the part of the Company or any of its Subsidiaries;

(x) any Contract containing continuing indemnification rights or obligations (other than those indemnification obligations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole); or

(xi) any Contract with a Governmental Entity that is material to the Company and its Subsidiaries taken as a whole.

All of the Contracts of the types referred to in this Section 3.18(a) are referred to herein as “Company Material Contracts.”

(b) Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect and enforceable against the Company or the Subsidiary of the Company which is party thereto in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (ii) is subject to the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law. As of the date of this Agreement, the Company has provided to Parent true and complete copies of all Company Material Contracts.

Section 3.19 Finders or Brokers. Except for Goldman, Sachs & Co. and the Persons identified in Section 3.19 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.20 Interested Party Transactions. Section 3.20 of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of any Contract between the Company or any of its Subsidiaries, on the one hand, and any of their respective officers, directors, members, managers, partners, shareholders or Affiliates, on the other hand (except for (i) employment and compensation arrangements (including benefits, travel advances, and employee loans not in excess of $60,000 to any individual current employee) and (ii) Contracts entered into in the ordinary course of business, on an arm’s-length basis and on terms no less favorable in the aggregate to the Company or its Subsidiary, as applicable, than would have been available from an unaffiliated party) in each case, in the ordinary course of business) (each, an “Interested Party Transaction”), and to the Company’s knowledge no such Person has any material interest in any material property or asset used by the Company or any Subsidiary of the Company.

Section 3.21 Required Vote. The Company Stockholder Approval is the only vote of holders of securities of the Company that is required to approve this Agreement, the Merger and the other transactions contemplated hereby. The action of the Board of Directors of the Company in approving this Agreement is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL, to the extent applicable. To the Company’s knowledge, no other Takeover Laws are applicable to the Merger, this Agreement, or any of the transactions contemplated hereby and thereby.

Section 3.22 Customers and Suppliers. The Company has provided Parent, on a restricted basis in accordance with the Confidentiality Agreement, a complete and accurate list as of September 30, 2013, of (i) the ten (10) largest customers of the Company and its Subsidiaries taken as a whole and (ii) the ten (10) largest suppliers of the Company and its Subsidiaries taken as a whole. To the Company’s knowledge, none of such customers or suppliers has provided written notice to the Company or any of its Subsidiaries, as applicable, of its intention to terminate or curtail its relationship or dealings with the Company or any of its Subsidiaries, as applicable, whether pursuant to a non-renewal or termination of any Contract or otherwise and whether as a result of the transactions contemplated by this Agreement or otherwise.

Section 3.23 Insurance. Section 3.23 of the Company Disclosure Schedule contains a complete and accurate list of the insurance policies currently maintained by, or for the benefit of, the Company and its Subsidiaries, including historic, occurrence-based policies in force. Such policies are in full force and effect. As of the date of this Agreement, no notice of cancellation or non-renewal with respect, or disallowance of any claim under, any such policy has been received by the Company or its Subsidiaries and, to the Company’s knowledge, there is no threatened cancellation, non-renewal, material disallowance or reduction in coverage or material claim with respect to any such policies.

Section 3.24 Personal Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and marketable title to, or valid leasehold interests in or licenses for, all tangible personal property used in the business of the Company and its Subsidiaries, free and clear of all Liens (other than Permitted Liens), and such property is in good working order and condition, ordinary wear and tear excepted. The assets owned, leased or licensed by the Company and its Subsidiaries, other than any Intellectual Property or Company IT Systems (the sufficiency of which is addressed in Section 3.15), are sufficient in all material respects for the conduct of their business as presently conducted.

Section 3.25 Solvency. Assuming the satisfaction of the conditions to the Company’s obligation to consummate the Merger, the Company and each of its Subsidiaries, taken as a whole, will not, (a) immediately prior to the closing of the New NewPage Term Loan Facility and the payment of the Recapitalization Dividend and (b) immediately prior to the Effective Time (assuming that the Company did not enter into the New NewPage Term Loan

Facility and pay the Recapitalization Dividend): (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (iii) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

Section 3.26 No Additional Representations. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. Without limiting the generality of the foregoing, no representation or warranty is made by the Company or any other Person with respect to any financial projection, forecast, estimate, budget or prospective information relating to the Company or any of its Subsidiaries or their respective businesses.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents, including by incorporation by reference therein (excluding any disclosures set forth in any “risk factor” section and any section containing forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature, it also being understood that any matter disclosed in such filing shall not be deemed disclosed for purposes of Section 4.1 (Qualification, Organization, Etc.), Section 4.2 (Capital Stock), Section 4.3 (Corporate Authority Relative to this Agreement; No Violation), or Section 4.12 (Finders or Brokers), which matters shall be specifically disclosed in Section 4.1, Section 4.2, Section 4.3, or Section 4.12 of the Parent Disclosure Schedule), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or as disclosed in the disclosure schedule delivered by Parent to the Company in connection with and immediately prior to the execution and delivery of this Agreement (the “Parent Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Etc.

(a) Each of Parent and each of its Subsidiaries is (i) a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) is qualified to do business, and is in good standing as a foreign corporation or limited liability company in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except in the case of each of clauses (i) and (ii) where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries taken as a whole.

(b) Parent has made available to the Company prior to the date of this Agreement true and complete copies of the Parent Organizational Documents.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 250,000,000 shares of Parent Common Stock and 20,000,000 shares of preferred stock, par value $.01 per share (“Parent Preferred Stock”). As of the date of this Agreement, (i) 53,172,484 shares of Parent Common Stock were issued and outstanding, including 1,118,021 shares of Parent Common Stock granted as restricted stock pursuant to the 2008 Amended and Restated Incentive Award Plan of Parent (the “Parent Stock Plan”), (ii) 4,435,039 shares of Parent Common Stock were issuable upon the exercise of stock options granted pursuant to the Parent Stock Plan (each, a “Parent Option”), and (iii) no shares of Parent Preferred Stock were issued or outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights, rights of first refusal, tag-along rights, drag-along rights, transfer restrictions, proxies and any voting agreement or similar instrument.

(b) Section 4.2(b) of the Parent Disclosure Schedule sets forth a true and complete list of each Subsidiary of Parent, such Subsidiary’s jurisdiction of organization and the authorized, issued and outstanding capital stock or other equity securities of such Subsidiary. Each of the outstanding shares of capital stock or other equity securities of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and is owned, directly or indirectly, by Parent free and clear of any Liens other than Permitted Liens.

(c) Except as set forth in Section 4.2(a) and in Section 4.2(b) and Section 4.2(c) of the Parent Disclosure Schedule, as of the date of this Agreement, there are no outstanding shares of capital stock or other equity securities, or outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which Parent or any of its Subsidiaries is a party obligating Parent or any of its Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or commitment or (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests.

(d) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. Section 4.2(d) of the Parent Disclosure Schedule sets forth a true and complete schedule of all Indebtedness of Parent and its Subsidiaries as of the date of this Agreement and the amounts outstanding relating to such Indebtedness as of the dates set forth therein; provided that for purposes of this Section 4.2(d), the definition of Indebtedness shall not include clauses (e), (f), (g) and (h) (but clause (h) shall only be excluded to the extent it relates to clause (e), (f) or (g) of the definition of Indebtedness) thereof to the extent not material.

(e) The authorized and issued capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are duly authorized, validly issued, fully paid and non-assessable. The issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by an indirect, wholly owned Subsidiary of Parent. Merger Sub has outstanding no option, warrant, right or any other agreement pursuant to which any Person other than Parent and its Subsidiaries may acquire any equity security of Merger Sub.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the issuance of shares of Parent Common Stock or Verso First Lien Notes) have been duly and validly authorized by the Board of Directors of Parent, the Board of Directors of Merger Sub, and the sole stockholder of Merger Sub, as applicable, and, except for the Parent Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby in accordance with the Parent Organizational Documents and the DGCL. As of the date hereof, the Board of Directors of Parent, the Board of Directors of Merger Sub, and the sole stockholder of Merger Sub have unanimously determined that it is in the best interest of Parent and its stockholders and Merger Sub and its stockholder, as applicable, and declared it advisable to enter into this Agreement and consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, constitutes the legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (ii) is subject to the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) Other than in connection with or in compliance with (i) the DGCL, (ii) the Exchange Act, (iii) the Securities Act, (iv) the rules and regulations of the NYSE, (v) the HSR Act, (vi) any other applicable antitrust, competition, foreign investment, or trade regulation Laws and (vii) the approvals set forth in Section 4.3(b) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), and, subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, other than such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices or filings which, if not obtained or made, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries taken as a whole.

(c) The execution and delivery by Parent and Merger Sub of this Agreement do not, and except as described in Section 4.3(c) of the Parent Disclosure Schedule, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Liens, other than Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Parent Organizational Documents or (iii) conflict with or violate any applicable Laws, other than, in the case of the foregoing clauses (i) or (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to be material to Parent and its Subsidiaries taken as a whole.

Section 4.4 Reports and Financial Statements.

(a) Parent has filed or furnished all items required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2012. As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.5 No Undisclosed Liabilities. There are no liabilities of Parent or any of its Subsidiaries other than Merger Sub (whether or not of a nature required to be reflected on a balance sheet prepared in accordance with GAAP), other than the liabilities (a) set forth in Section 4.5 of the Parent Disclosure Schedule, (b) incurred since December 31, 2012, in the ordinary course of business consistent with past practices, (c) as reflected, reserved for or disclosed in the most recent consolidated balance sheet of Parent and its Subsidiaries included in the Parent SEC Documents, (d) incurred in connection with the transactions expressly contemplated by this Agreement or (e) that, individually or in the aggregate, have not been and would not reasonably be expected to be material to Parent and its Subsidiaries taken as a whole.

There are no liabilities of Merger Sub (whether or not of a nature required to be reflected on a balance sheet prepared in accordance with GAAP), other than the liabilities (y) incurred in connection with the transactions expressly contemplated by this Agreement or (z) set forth in Section 4.5 of the Parent Disclosure Schedule.

Section 4.6 Compliance. Except as set forth on Section 4.6 of the Parent Disclosure Schedule, (i) Parent and each of its Subsidiaries are, and have at all times since January 1, 2012, been, in compliance in all material respects with and are not, and have at all times since January 1, 2012, not been, in material default under or in material violation of any applicable Law and (ii) neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s knowledge, other communication since January 1, 2012, from any Governmental Entity regarding any actual or possible material violation of, or failure to comply with, any Law.

Section 4.7 Investigations; Litigation. Except as set forth on Section 4.7 of the Parent Disclosure Schedule, there is no Action currently pending or, to the knowledge of Parent, threatened before any Governmental Entity or by any private party by or against Parent or Merger Sub or any of their respective Subsidiaries or otherwise relating to the business, properties or assets, or against any officer, director, controlling stockholder or employee of Parent or Merger Sub or any of their respective Subsidiaries in connection with such officer’s, director’s, controlling stockholder’s or employee’s relationship with, or actions taken on behalf of, Parent or Merger Sub or any of their respective Subsidiaries, that would be material to Parent and its Subsidiaries taken as a whole, or would be reasonably likely to materially delay or prevent the consummation of the transactions contemplated hereby.

Section 4.8 Debt Financing.

(a) Verso Paper Holdings has received and accepted (i) one or more executed commitment letters, dated as of the date of this Agreement (as may be amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.12(a), the “Debt Commitment Letters”), from the lenders party thereto (collectively, the “Lenders”), pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth in the Debt Commitment Letters and establish a new Company term loan facility (the “New NewPage Term Loan Facility”) and a new Company asset-based loan facility (the “New NewPage ABL Facility”) as set forth therein, and Parent has made available to the Company, concurrently with the execution and delivery of this Agreement, true and complete copies of the Debt Commitment Letters substantially in the form previously reviewed by the Company and (ii) executed amendments, dated as of the date of this Agreement (the “Existing Credit Agreement Amendments”) of the Verso ABL Facility and the Verso Cash Flow Facility, from the requisite lenders party thereto (collectively, the “Existing Lenders”), pursuant to which the Existing Lenders have agreed to permit the transactions contemplated by this Agreement pursuant to the applicable documentation in connection therewith, and Parent has made available to the Company, concurrently with the execution and delivery of this Agreement, true and complete copies of the Existing Credit Agreement Amendments substantially in the form previously reviewed by the Company. Except for any fee letters (the “Fee Letters”) relating to fees with respect to the Debt Financing (a complete copy of which has been provided to the Company), as of the date of this Agreement, there are no side letters or other agreements, contracts or arrangements related to the funding or investing, as applicable, of the Debt Financing other than as expressly set forth in the Debt Commitment Letters. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Debt Commitment Letters.

(b) Assuming satisfaction of the conditions set forth in Article VI, (i) Parent does not have knowledge, as of the date of this Agreement, that either Verso Paper Holdings or Merger Sub will be unable to satisfy on a timely basis all material terms and conditions to be satisfied by either Verso Paper Holdings or Merger Sub in any of the Debt Commitment Letters at the time it is required to consummate the Closing hereunder, and (ii) Parent does not have knowledge, as of the date of this Agreement, that any of the Lenders will not be able to perform their respective funding obligations under the Debt Commitment Letters in accordance with their respective terms and conditions.

(c) As of the date of this Agreement, the Debt Commitment Letters and the Existing Credit Agreement Amendments are valid, binding and in full force and effect and enforceable in accordance with their terms against Verso Paper Holdings, and to Parent’s knowledge, the other parties thereto, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (ii) is subject to the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law, and, as of the date of this Agreement, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Parent under the terms and conditions of the Debt Commitment Letters and the Existing Credit Agreement Amendments. Parent or its Subsidiaries has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letters, Fee Letters and the Existing Credit Agreement Amendments on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date. As of the date hereof, (i) none of the Debt Commitment Letters, Fee Letters or the Existing Credit Agreement Amendments has been amended, restated, supplemented or otherwise modified, or compliance with any of the terms thereof waived, (ii) no such amendment, restatement, supplement, modification or waiver is contemplated and (iii) none of the respective commitments under the Debt Commitment Letters or the Existing Credit Agreement Amendments has been withdrawn, terminated or rescinded in any respect.

Section 4.9 Information Supplied. None of the information provided by Parent for inclusion or incorporation by reference in the Prospectus/Information Statement or the Prospectus/Proxy Statement, as applicable, will, at the time such Prospectus/Information Statement or Prospectus/Proxy Statement is filed with the SEC and when first mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

Section 4.10 Solvency. Assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger and after giving effect to the Recapitalization Dividend, the Merger and the other transactions contemplated by this Agreement (including the Debt

Financing, any alternative financing, and all fees, expenses and other amounts required to be paid in connection with this Agreement and the Debt Financing on or before the Closing Date), (b) any other repayment or refinancing of Indebtedness contemplated in this Agreement or the definitive agreements relating to the Debt Financing, (c) the accuracy of the representations and warranties of the Company set forth in Article III in all material respects, (d) the performance by the Company of its obligations under Section 5.1, (e) any estimates, projections or forecasts of the Company have been prepared in good faith based upon assumptions that were reasonable as of the date of this Agreement and continue to be reasonable, (f) payment of all amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including the Debt Financing and any alternative financing), (g) the Required Information fairly presents, in all material respects, the consolidated financial condition of the Company and its Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its Subsidiaries for the periods covered thereby (subject to normal year end adjustments), and (h) payment of all related fees and expenses, each of Parent, the Surviving Corporation and its Subsidiaries, taken as a whole, will not, as of the Effective Time and immediately after consummation of the Merger and the other transactions contemplated by this Agreement (including the Recapitalization Dividend, the Debt Financing and any alternative financing) (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (iii) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

Section 4.11 Material Contracts.

(a) Except as set forth on Section 4.11(a) of the Parent Disclosure Schedule, neither Parent, Merger Sub, nor any of their respective Subsidiaries is a party to or bound by, as of the date of this Agreement:

(i) any Contract that is an indenture, credit or loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing (or amending the terms of any other Contract providing for or securing) Indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $5,000,000 (a “Parent Indebtedness Contract”); or

(ii) any Contract that gives any Person the right to acquire any assets of Parent or its Subsidiaries (or any interests therein), other than products manufactured by Parent or its Subsidiaries in the ordinary course of business consistent with past practices, after the date hereof with a total consideration of more than $3,000,000.

All of the Contracts of the types referred to in this Section 4.11(a) are referred to herein as “Parent Material Contracts”. As of the date of this Agreement, Parent has provided to the Company true and complete copies of all Parent Material Contracts.

(b) Neither Parent nor any Subsidiary of Parent is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to be material to Parent and its Subsidiaries taken as a whole. To the knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to be material to Parent and its Subsidiaries taken as a whole. Each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the knowledge of Parent, of each other party thereto, and is in full force and effect and enforceable against Parent or the Subsidiary of Parent which is party thereto in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (ii) is subject to the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 4.12 Finders or Brokers. Except for Evercore Group L.L.C. and Murray Devine, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.13 Required Vote. The Parent Stockholder Approval is required for the issuance by Parent of the Share Consideration as contemplated by this Agreement, and no other vote of holders of securities of Parent is required to approve this Agreement, the Merger and the other transactions contemplated hereby.

Section 4.14 No Additional Representations. Except for the representations and warranties contained in this Article IV, neither Parent nor any other Person makes any other express or implied representation or warranty on behalf of Parent or any of its Affiliates. Without limiting the generality of the foregoing, no representation or warranty is made by Parent, Merger Sub nor any other Person with respect to any financial projection, forecast, estimate, budget or prospect information relating to Parent or Merger Sub or any of their Subsidiaries or their respective businesses.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company.

(a) From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as expressly required or permitted by this Agreement or (iv) as set forth in Section 5.1(a) of the Company Disclosure Schedule, the Company covenants and agrees with Parent that (x) the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business consistent with past practices, (y) the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers and suppliers, and (z) the Company shall, and shall cause its Subsidiaries to, maintain levels of inventory and supplies that are adequate for present needs, are planned to be used, sold or distributed by the Company or its Subsidiaries, as applicable, in the ordinary course of business consistent with past practices, and are in usable and saleable condition in the ordinary course of business consistent with past practices.

(b) The Company agrees with Parent, on behalf of itself and its Subsidiaries, that from and after the date hereof and prior to the Effective Time or the Termination Date, if any, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned except with respect to the actions set forth in Sections 5.1(b)(i), (ii)(x), (iii), (iv), (v), (vi), (viii), (x), or (xxiv) (but with respect to (A) clause (xxiv), only as it relates to Sections 5.1(b)(i), (ii)(x), (iii), (iv), (v), (vi), (viii), and (x)) which shall not be so qualified, and (B) clause (viii), only as it relates to actions relating to employees other than those hired to replace an employee whose employment terminates for any reason after the date hereof; provided that such replacement employee is given the same or a similar title and job function as such terminated employee), except as set forth on Section 5.1(b) of the Company Disclosure Schedule or except as may be required by applicable Law, the Company shall not, and shall cause its Subsidiaries not to:

(i) (A) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries (other than between wholly-owned Subsidiaries of the Company)), (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of stock options or settlement of stock units that are outstanding as of the date hereof in accordance with their present terms, or as required by the terms of any plans, arrangements or Contracts existing on the date of this Agreement between the Company or any of its Subsidiaries and any director or employee of the Company or any of its Subsidiaries which are set forth on Section 3.9(a) of the Company Disclosure Schedule, or (C) purchase, redeem or otherwise acquire any shares of its capital stock or other securities or any of its Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities;

(ii) (x) adopt any amendments to the Company Organizational Documents or bylaws or similar applicable charter documents or (y) permit any of its Subsidiaries to adopt any amendments to its certificate of incorporation or bylaws or similar applicable charter documents;

(iii) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interests or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options (or other equity-based incentive compensation that represent the right) to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option (or accelerate the vesting or distribution of any equity-based incentive compensation) under any existing equity compensation plan (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options, equity based compensation awards or warrants outstanding on the date hereof), other than (A) issuances of shares of Company Common Stock in respect of any exercise of Company Stock Options and settlement of any Company RSUs set forth on Section 3.2(c) of the Company Disclosure Schedule, and (B) the grant of equity compensation awards at times, in amounts, on terms and conditions and otherwise in the ordinary course of business consistent with past practice and in accordance with Section 5.1(b)(iii) of the Company Disclosure Schedule;

(iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or similar corporate transaction or event, or enter into a letter of intent or agreement in principle with respect to any of the foregoing, other than the Merger;

(v) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise) except for (A) Indebtedness incurred in the ordinary course of business consistent with past practices and not to exceed $5,000,000 in the aggregate, (B) guarantees incurred in compliance with this Section 5.1 by the Company of Indebtedness of its Subsidiaries, (C) interest rate swaps on customary commercial terms consistent with past practice and with aggregate liabilities not to exceed $5,000,000, and (D) Indebtedness available to be drawn down under the Company’s existing Contracts for Indebtedness that have been made available to Parent prior to the date of this Agreement; provided that if the Trigger Date shall have occurred, the Company and its Subsidiaries shall be permitted to incur the Indebtedness contemplated by Section 5.20;

(vi) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets, except for (A) acquisitions of raw materials, supplies, stores, equipment, machinery and other properties and services for the operation of the Company’s business in the ordinary course of business consistent with past practices, (B) acquisitions of properties and services reasonably related to the business of Consolidated Water Power Company not to exceed $5,000,000 in the aggregate, and (C) capital expenditures made in accordance with the Company’s capital expenditure plan set forth in Section 5.1(b) of the Company Disclosure Schedule;

(vii) authorize, incur or enter into any Contract obligating the Company or any of its Subsidiaries to authorize or incur capital expenditures in excess of $1,000,000 individually or $5,000,000 in the aggregate, other than capital expenditures made in accordance with the capital expenditure plan set forth in Section 5.1(b) of the Company Disclosure Schedule;

(viii) (A) increase the compensation or other benefits payable or provided to the Company’s and its Subsidiaries directors or officers, or, except in the ordinary course of business consistent with past practice, any of their other employees, (B) enter into any employment, change in control, severance or retention agreement with any director, officer or employee of the Company except for agreements entered into with any newly-hired employees having an annual base salary and incentive compensation opportunity not to exceed $300,000 in the aggregate, (C) establish, adopt, enter into or amend any Benefit Plan for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except in the ordinary course of business consistent with past practice and as would not result in a material increase in cost to the Company, (D) hire any new employees, unless such hiring is in the ordinary course of business consistent with past practice and is with respect to an employee having an annual base salary and incentive compensation opportunity not to exceed $300,000 in the aggregate, (E) enter into or amend any collective bargaining agreements, except as otherwise required by applicable Law, or (F) take any action to cause to accelerate the funding, payment, distribution, right to payment or distribution, or vesting of any compensation or benefits, except as permitted by this Agreement;

(ix) enter into or make any loans or advances to any of its officers, directors, employees, agents, Affiliates, Principal Stockholders or consultants (other than advances in the ordinary course of business consistent with past practices), or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons;

(x) enter into any new line of business outside of the pulp, paper and packaging manufacturing industries;

(xi) (A) make, change or revoke any material Tax election, (B) amend any material Tax Return, (C) adopt or change any material method of Tax accounting or change any annual Tax accounting period, (D) settle or compromise any material Tax proceeding or assessment, (E) enter into any material “closing agreement” within the meaning of Code Section 7121 (or any predecessor provision or similar provision of state, local or foreign law) with respect to Taxes, (F) surrender any right to claim a material refund of Taxes, (G) seek any Tax ruling from any taxing authority, or (H) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

(xii) change financial accounting policies or procedures except as required by GAAP, SEC rule or policy or applicable Law;

(xiii) sell, lease, license, transfer, exchange, swap, mortgage (including securitizations), abandon or otherwise dispose of any material portion of its material tangible or intangible non-cash properties or assets (except with respect to Intellectual Property, which shall be governed by Section 5.1(b)(xxii)), including the capital stock of its Subsidiaries, other than with a value that does not exceed $5,000,000 in the aggregate;

(xiv) (A) amend, terminate, cancel, assign or waive any rights under, any Company Material Contract or material Lease, in any material respect, in a manner that is adverse to the Company and its Subsidiaries, taken as a whole, or that could prevent or delay the consummation of the Merger or the other transactions contemplated by this Agreement, (B) amend any Company Indebtedness Contract in a manner that allows the Company or any of its Subsidiaries to incur additional Indebtedness thereunder, or (C) except in the ordinary course of business consistent with past practice, enter into any Contract that if existing on the date of this Agreement would be a Company Material Contract or a material Lease;

(xv) waive, release, assign, settle, compromise, pay or discharge any Action, other than any such waiver, release, assignment, settlement, compromise, payment or discharge (A) that involves solely money damages in an amount not in excess of $1,000,000 individually or $3,000,000 in the aggregate, or (B) pursuant to the terms of any Contract in effect on the date hereof (copies of which have been made available to Parent prior to the date hereof);

(xvi) except in the ordinary course of business consistent with past practice, agree or consent to any agreement or modifications of any existing agreements with any Governmental Entity that restricts or otherwise affects the operations of its business, except as required by applicable Laws;

(xvii) willfully take any action which would reasonably be expected to cause a Company Material Adverse Effect;

(xviii) fail to maintain in full force and effect the material insurance policies covering the Company and its Subsidiaries and their respective material properties, assets and businesses consistent with past practices, so long as such insurance is available at commercially reasonable rates;

(xix) delay or postpone the payment of accounts payable or other liabilities, or accelerate the collection of accounts receivable, other than in the ordinary course of business consistent with past practice;

(xx) except in connection with capital expenditures made in accordance with this Section 5.1, (A) fail to maintain the Company Owned Real Property in a manner consistent with past practices and the Company Leased Real Property in substantially the same condition as of the date of this Agreement, ordinary wear and tear excepted, other than such failures that would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, or (B) demolish or remove any of the existing improvements except in the ordinary course of business consistent with past practice;

(xxi) incur or permit, authorize or allow the incurrence of any Company Payments to the extent such Company Payments are otherwise permitted under this Section 5.1 but are estimated by the Company in its sole discretion acting good faith to exceed $27,000,000 in the aggregate;

(xxii) sell, lease, assign, convey, abandon, permit to lapse, or otherwise dispose of any Company Intellectual Property, other than nonexclusive licenses granted in the ordinary course of business consistent with past practice;

(xxiii) take any action or omit to take any action that would reasonably be expected to constitute or result in an “Event of Default”, a “Default” or similar event under any agreement evidencing Indebtedness constituting all or a portion of the NewPage Existing Debt or the Debt Financing; or

(xxiv) authorize, commit or agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.2 Conduct of Business by Parent.

(a) From and after the date hereof and prior to the Effective Time or the Termination Date, if any, and except (i) as may be required by applicable Law, (ii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as expressly required or permitted by this Agreement or (iv) as set forth in Section 5.2(a) of the Parent Disclosure Schedule, Parent covenants and agrees with the Company that the business of Parent and its Subsidiaries shall be conducted in the ordinary course of business consistent with past practices.

(b) Parent agrees with the Company, on behalf of itself and its Subsidiaries, that from and after the date hereof and prior to the Effective Time or the Termination Date, if any, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), except as set forth on Section 5.2(b) of the Parent Disclosure Schedule or except as required by applicable Law, Parent shall not, and shall cause its Subsidiaries not to:

(i) (A) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Parent or its Subsidiaries (other than between wholly-owned Subsidiaries of Parent or with respect to equity-based compensation to employees or directors)), (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of Parent Options that are outstanding as of the date hereof in accordance with their present terms and other than grants of Parent Options and restricted shares of Parent Common Stock made pursuant to the Parent Stock Plan in the ordinary course of business consistent with past practices, or (C) purchase, redeem or otherwise acquire any shares of its capital stock or other securities or any of its Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities (other than with respect to equity-based compensation);

(ii) (x) adopt any amendments to the Parent Organizational Documents or bylaws or similar applicable charter documents or (y) permit any of its Subsidiaries to adopt any amendments to its certificate of incorporation or bylaws or similar applicable charter documents, in each case that are adverse to Parent’s stockholders;

(iii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or similar corporate transaction or event, or enter into a letter of intent or agreement in principle with respect to any of the foregoing, other than the Merger;

(iv) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), except for (A) Indebtedness incurred in the ordinary course of business consistent with past practices and not to exceed $5,000,000 in the aggregate, (B) guarantees incurred in compliance with this Section 5.2 by Parent of Indebtedness of its Subsidiaries, (C) interest rate swaps on customary commercial terms consistent with past practice and with aggregate liabilities not to exceed $5,000,000, and (D) Indebtedness available to be drawn down under the Parent Indebtedness Contracts;

(v) amend or modify, or grant any waivers under, (A) the Existing Credit Agreement Amendments, the Verso ABL Facility or the Verso Cash Flow Facility, except to the extent required in connection with the Merger, this Agreement and the transactions contemplated hereby, or (B) the Verso First Lien Notes or the Verso 1.5 Lien Notes;

(vi) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets, except for (A) acquisitions of raw materials, supplies, stores, equipment, machinery and other properties and services for the operation of Parent’s business in the ordinary course of business consistent with past practices and (B) capital expenditures made in the ordinary course of business and in accordance with Parent’s annual capital expenditure plan;

(vii) enter into or make any loans or advances to any of its officers, directors, employees, agents, Affiliates or consultants (other than advances in the ordinary course of business consistent with past practices) in excess of $1,000,000 in the aggregate, or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons;

(viii) enter into any new line of business outside of the pulp, paper and packaging manufacturing industries;

(ix) sell, lease, license, transfer, exchange, swap, mortgage (including securitizations), abandon or otherwise dispose of any material portion of its material tangible or intangible non-cash properties or assets, including the capital stock of its Subsidiaries, other than with a value that does not exceed $5,000,000 in the aggregate;

(x) willfully take any action which would reasonably be expected to cause a Parent Material Adverse Effect;

(xi) take any action that would reasonably be expected to constitute or result in an “Event of Default”, a “Default” or similar event under any Parent Indebtedness Contract; or

(xii) authorize, commit or agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.3 Investigation.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of the Company and Parent shall, and shall cause each of their respective Subsidiaries to, afford the other party and (i) the officers, directors and employees and (ii) the accountants, consultants, legal counsel, financial advisors and agents and other representatives (such Persons described in this clause (ii), collectively, “Representatives”) of such other party, and the Company shall afford Parent’s financing sources (including the Debt Financing Sources)and their Representatives, reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ business, personnel, properties, Contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws, and with such additional accounting, financing, operating, environmental and other data and information regarding the Company and its Subsidiaries, as Parent and the Debt Financing Sources may reasonably request, and Parent and its Subsidiaries, as the Company may reasonably request, as the case may be; provided, however, that no access or information pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made or deemed made by such party or any of its Subsidiaries in this Agreement. Notwithstanding the foregoing, neither the Company nor Parent shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, or if such party determines in good faith, after consultation with legal counsel, that such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, Order or binding agreement entered into prior to the date of this Agreement, or any obligation of confidentiality owing to a third party.

(b) The parties agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be, to the extent covered by the definition, deemed to be “Evaluation Material”, as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement, dated as of August 25, 2013, as amended, between the Company and Parent (the “Confidentiality Agreement”), which Confidentiality Agreement will remain in full force and effect.

Section 5.4 Exclusive Dealing.

(a) From and after the date hereof until the earlier of the Effective Time or the Termination Date, if any, the Company shall not take, and shall not permit any of its Subsidiaries, and its and their respective officers, directors or employees to take, and shall use its reasonable best efforts to cause its Representatives not to take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any Person or facilitate, any inquiries or submission of proposals or offers from any Person (other than Parent, Merger Sub and/or their respective Affiliates) concerning any Alternative Transaction. The Company shall, and shall cause each of its Subsidiaries to, immediately cease and cause to be terminated any existing activities, discussions or negotiations by the Company, any Subsidiary of the Company or any Representative of the Company or its Subsidiaries with any Persons (other than Parent and Merger Sub) conducted heretofore with respect to any Alternative Transaction and request from each Person that has executed a confidentiality agreement with the Company in connection with an Alternative Transaction the prompt return or destruction of all confidential information previously furnished to such Person or its representatives and terminate access by each such Person and its representatives to any online or other data rooms containing any information in respect of the Company or any of its Subsidiaries. In addition, the Company shall not, and shall cause its Subsidiaries and its and their respective Representatives not to take any action to exempt any Person (other than Parent or its Subsidiaries) or any action taken by any such Person from any state takeover statute or similarly restrictive provisions of the Company Organizational Documents, or except with respect to Parent and its Affiliates, grant any waiver or release under, or terminate, amend or otherwise modify any standstill, confidentiality or similar agreement with respect to any equity or debt securities of the Company or any of its Subsidiaries, or otherwise take any action that would render the provisions thereof ineffective. Notwithstanding the foregoing, the Company may respond to any unsolicited proposal regarding an Alternative Transaction by indicating that the Company is subject to a definitive agreement regarding a transaction and, except as provided in such definitive agreement, is unable to provide any information related to the Company or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning an Alternative Transaction for as long as such definitive agreement remains in effect. Except as expressly permitted by this Section 5.4, in no event shall the Company endorse, recommend, make a public statement or support in any manner any Alternative Transaction, other than the transactions contemplated by this Agreement.

(b) Except as permitted by this Section 5.4, until the Effective Time or the Termination Date, the Company (x) shall not, and shall cause its Subsidiaries and its and their respective directors, officers and employees, and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly (i) effect any Change of Recommendation, or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, confidentiality agreement or any other agreement relating to or providing for any Alternative Transaction (except for confidentiality agreements permitted under Section 5.4(c)); and (y) shall promptly notify Parent (but in no case later than 48 hours after receipt) of the receipt of any proposal for any Alternative Transaction or any inquiry, offer or request for information with respect to, or that could reasonably be expected to result in, an Alternative Transaction, or any discussions or negotiations sought to be initiated or continued with the Company, any of its Subsidiaries or any of their Representatives concerning an Alternative Transaction, indicating, in each case, the identity of the Person or group making such Alternative Transaction proposal, inquiry, offer or request for information and a copy of any Alternative Transaction proposal, inquiry, offer or request made in writing and the material terms and conditions of an Alternative

Transaction proposal, inquiry, offer or request not made in writing, and thereafter shall keep Parent informed in reasonable detail, on a prompt basis (and, in any event, within forty-eight (48) hours of the Company’s or its representatives’ knowledge of any such event), of any material developments or modifications to the terms of any such Alternative Transaction proposal, inquiry, offer or request (including copies of any documents) and the status thereof.

(c) Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt by the Company of the Company Stockholder Approval, if the Company receives an unsolicited bona fide proposal for an Alternative Transaction (provided that the Company has complied in all material respects with this Section 5.4), the Board of Directors of the Company may take the following actions if it determines in good faith, after consultation with the Company’s nationally recognized financial advisors and outside legal counsel, (x) based on the information then available that such Alternative Transaction constitutes or is reasonably likely to constitute a Superior Proposal and (y) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law:

(i) furnish information to the third party making such proposal, if, and only if, prior to so furnishing such information, such third party has entered into a confidentiality agreement with the Company having terms at least as restrictive in all respects on such third party as the provisions of the Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the making or amendment of a proposal for an Alternative Transaction); provided, that (i) if the third party making such proposal for an Alternative Transaction is a competitor of the Company or any of its Subsidiaries, the Company shall not provide any competitively sensitive non-public information to such Person in connection with any actions permitted by this Section 5.4 other than in accordance with “clean team” or other similar procedures reasonably designed to limit any materially adverse effect on the Company or any of its Subsidiaries of the sharing of such information and (ii) if such third party is not a competitor of the Company, the confidentiality agreement need not include restrictions to provide for such procedures; and

(ii) engage in discussions or negotiations with such third party with respect to the proposal for an Alternative Transaction; provided, however, that the Company shall promptly (and in any event within forty-eight (48) hours) (x) notify Parent upon the commencement of such discussions or negotiations, (y) disclose the identity of such third party who has made a proposal for an Alternative Transaction and make available to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any such third party that was not previously made available to Parent, along with a copy of any Alternative Transaction proposal made in writing and the material terms and conditions of any Alternative Transaction proposal not made in writing, and (z) thereafter keep Parent informed in reasonable detail of any developments or modifications to the material terms of any such Alternative Transaction proposal, inquiry, offer or request (including copies of any documents) and the status thereof.

(d) Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to the earlier of the date the Company Stockholder Approval is received or the date on which this Agreement is terminated in accordance with its terms, the Board of Directors of the Company may make a Change of Recommendation if, but only if:

(i) the Board of Directors of the Company determines in good faith, after consultation with the Company’s nationally recognized financial advisors and its outside legal counsel, that the failure of the Board of Directors of the Company to effect such Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law; provided that no Change of Recommendation may be made relating to an Alternative Transaction proposal unless the Board of Directors of the Company shall have determined in good faith, after consultation with the Company’s financial advisors and its outside legal counsel, that a proposal for an Alternative Transaction constitutes a Superior Proposal and that concurrently with such Change of Recommendation, the Board of Directors of the Company authorizes and approves the Company to, and the Company enters into a definitive written agreement with respect to such Superior Proposal and terminates this Agreement pursuant to Section 7.1(g); provided further that no Change of Recommendation may be made if the Change of Recommendation is not made to enter into a definitive written agreement with respect to a Superior Proposal, unless the Change of Recommendation directly addresses an Intervening Event;

(ii) the Company shall have given written notice (the “Change of Recommendation Notice”) to Parent at least five (5) Business Days (the “Notice Period”) prior to effecting such Change of Recommendation that the Company’s Board of Directors has resolved to effect a Change of Recommendation and, if such Change of Recommendation relates to a Superior Proposal, that the Board of Directors has resolved to terminate this Agreement, enter into a definitive written agreement with respect to Superior Proposal and terminate this Agreement pursuant to Section 7.1(g), (A) describing in detail the reasons for such Change of Recommendation, and (B) in the case of Change of Recommendation related to a Superior Proposal, to the extent not previously provided to Parent, attaching a copy of all information required to be provided by this Section 5.4;

(iii) during the Notice Period, the Board of Directors of the Company shall, and shall cause its Representatives to, negotiate with Parent and its Representatives in good faith (if Parent desires to negotiate) to make adjustments to the terms and conditions of this Agreement in such a manner that obviates the need for a Change of Recommendation, and

(iv) upon the expiration of the Notice Period, the Board of Directors of the Company, after consultation with the Company’s nationally recognized financial advisors and outside legal counsel, shall have determined in good faith, after taking into account any proposed revisions by Parent to the terms and conditions of this Agreement and any other information provided by Parent in response to the Change of Recommendation Notice, that (x) in the case of an Intervening Event, the failure of the Board of Directors of the Company to effect such Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) in the case of a Superior Proposal, the failure of the Board of

Directors of the Company to effect such Change of Recommendation and terminate this Agreement in accordance with Section 7.1(g) would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that the Company shall deliver a new Change of Recommendation Notice to Parent in accordance with clause (ii) above in connection with any change to the facts and circumstances specified in such Change of Recommendation Notice or any material amendment to any Alternative Transaction proposal (including any increase in the consideration payable pursuant thereto in response to any adjustments to the terms and conditions of this Agreement made by Parent) and shall comply again with the requirements of clauses (ii) and (iii) above, except that the Notice Period shall be two (2) Business Days instead of five (5); provided, further, that the Company may not terminate this Agreement in accordance with Section 7.1(g) (regarding Superior Proposals) during any Notice Period.

(e) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders), (ii) issuing a “stop, look and listen” statement pending disclosure of its position thereunder (which in no event shall be deemed a Change of Recommendation) or (iii) making any other disclosure to its stockholders if the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors of the Company to make such disclosure would be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s stockholders under applicable Law; provided, however, that in any event the Board of Directors of the Company shall not effect a Change of Recommendation except in accordance with Section 5.4(d).

(f) The approval of the Company’s Board of Directors for purposes of causing any Takeover Laws to be inapplicable to the Merger and the other transactions contemplated by this Agreement shall be irrevocable and unconditional to the fullest extent permitted by Law and no Change of Recommendation or other action shall change such approval.

(g) The Company agrees that any breach of this Section 5.4 (i) by any Main Representative of the Company or any of its Subsidiaries or any director of the Company or any of its Subsidiaries, or (ii) by any officer or employee of the Company or any of its Subsidiaries, any director of any of its Subsidiaries, or any Other Representative of the Company or any of its Subsidiaries who is acting with the express permission or instruction of the Company or such Subsidiary, shall be deemed to be a breach of this Section 5.4 by the Company for all purposes of this Agreement.

(h) As used in this Agreement:

(i) “Change of Recommendation” shall mean any action or resolution by the Board of Directors of the Company to (A) withdraw, qualify, withhold, amend or modify in any manner meaningfully adverse to Parent, the Company Recommendation, or in each case propose to the holders of Shares to do so, (B) fail to include the Company Recommendation in any materials distributed the holders of Shares in connection with this Agreement, or (C) fail to reaffirm the Company Recommendation publicly or to the holders of Shares within two (2) Business Days following a request by Parent; provided that Parent shall only be entitled to make three (3) such requests. Any disclosure by the Company or its Board of Directors or any committee thereof to the holders of Shares relating to any determination or other action by the Board of Directors of the Company or any committee thereof with respect to any Alternative Transaction other than a “stop, look and listen” statement of the type contemplated by Rule 14d-9(f) and Rule 14e-2(a) promulgated under the Exchange Act shall be deemed to be a Change of Recommendation unless the Board of Directors of the Company expressly reaffirms its Company Recommendation in such disclosure.

(ii) “Superior Proposal” shall mean a bona fide written proposal for an Alternative Transaction, made by any Person (other than Parent and its Affiliates) and which did not arise from a material breach of the Company’s obligations under this Section 5.4, that the Board of Directors of the Company determines in good faith, after consultation with the Company’s nationally recognized financial advisor and outside legal counsel, (x) is reasonably likely to be consummated in accordance with its terms and conditions without undue delay, and if consummated (y) would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger (which for purposes of this Agreement shall mean a proposal which values all of the Shares in excess of $825,000,000 (minus the amount of the Recapitalization Dividend, if already paid to the Company’s stockholders) plus the time value attributed to the difference in the equity value proposed by such Alternative Transaction and $825,000,000 (minus the amount of the Recapitalization Dividend, if already paid to the Company’s stockholders), using a discount rate of 5%, taking into account the reasonably anticipated closing date of each transaction). For purposes of the definition of “Superior Proposal,” each reference to “25%” in the definition of “Alternative Transaction” shall be replaced with “100%”.

(iii) “Intervening Event” shall mean a material development or change in material circumstances, which development or change first occurred or arose after the date of this Agreement and the existence and consequences of which development or change were not known by, or were not reasonably foreseeable to, the Board of Directors of the Company on or prior to the date of this Agreement, and which development or change in material circumstances do not relate to (A) developments or changes in the industries in which the Company and its Subsidiaries operate, including general changes in Law or regulation across such industries, changes in paper pricing or commodity pricing, (B) the timing of any regulatory approvals required by this Agreement, (C) any Alternative Transaction or an inquiry, proposal or offer that could reasonably be expected to lead to any Alternative Transaction, or the consequences thereof, (D) changes in general economic or political conditions or the securities, credit or financial markets in general, (E) any acts of terrorism or war, (F) changes in GAAP or the interpretation thereof or (G) the fact that the Company exceeds internal or published projections.

Section 5.5 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company shall prepare and file with the SEC (A) a prospectus and information statement (the “Prospectus/Information Statement”) or (B) in the event that the Company does not receive written consents from its stockholders sufficient to obtain the Company Stockholder Approval in accordance with Section 5.5(c), a prospectus and proxy statement relating to the Company Stockholders Meeting (the “Prospectus/Proxy Statement”) and (ii) Parent shall prepare and file with the SEC the Proxy Statement and the Form S-4 (which may be made as a single filing). Parent and the Company each shall use reasonable best efforts to have the Proxy Statement, Form S-4, the Prospectus/Information Statement or Prospectus/Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Proxy Statement, Form S-4, the Prospectus/Information Statement or Prospectus/Proxy Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. Parent shall also take any action reasonably required to be taken under any applicable Law in connection with the issuance and reservation of shares of Parent Common Stock and/or Verso First Lien Notes in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. Parent and the Company shall provide each other and their respective Representatives a reasonable opportunity to review and comment on the Prospectus/Information Statement, Prospectus/Proxy Statement, Proxy Statement and Form S-4, as applicable, and shall consider in good faith any comments proposed by the other party for inclusion in the Prospectus/Information Statement, Prospectus/Proxy Statement, Proxy Statement and Form S-4, as applicable. Parent will advise the Company in a reasonably prompt manner after it receives written notice of the time when the Form S-4 has become effective under the Securities Act or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock and/or Verso First Lien Notes issuable in connection with the Merger for offering or sale in any jurisdiction, or any written request by the SEC for amendment of the Form S-4. Parent or the Company, as applicable, will advise the other party in a reasonably prompt matter of the receipt of any comments with respect to the Prospectus/Information Statement, Prospectus/Proxy Statement, Proxy Statement or the Form S-4 and responses thereto or requests by the SEC for additional information, and will provide the other party in a reasonably prompt manner with copies of any written communication from the SEC or any state securities commission. Each of the parties, after consultation with the other party (and including comments reasonably proposed by such party), will use its reasonable best efforts to respond as promptly as practicable to any comments made by the SEC with respect to the Prospectus/Information Statement, Prospectus/Proxy Statement, Proxy Statement or Form S-4, as applicable. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Prospectus/Information Statement, Prospectus/Proxy Statement, Proxy Statement or the Form S-4, as applicable, so that on the date the Prospectus/Information Statement or the Prospectus/Proxy Statement, as applicable, is mailed to stockholders of the Company, the Proxy Statement is mailed to stockholders of Parent, or the Form S-4 becomes effective under the Securities Act, it would not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the discovering party shall notify the other party in a reasonably prompt manner and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company or Parent, as applicable.

(b) Subject to applicable Law, the Company shall use reasonable best efforts to cause the Prospectus/Information Statement or Prospectus/Proxy Statement, as applicable, and the Form S-4, to be disseminated to the holders of Company Common Stock as promptly as practicable, and, in any event, not later than one (1) Business Day with respect to the Principal Stockholders, following confirmation from the SEC or its staff that it will not comment on, or that it has no additional comments on, the Prospectus/Information Statement or Prospectus/Proxy Statement, as applicable, or the Form S-4, and the expiration of any waiting period with respect to, the Form S-4, and, if necessary in order to comply with applicable securities Laws, after the Prospectus/Information Statement or Prospectus/Proxy Statement, as applicable, shall have been so disseminated, promptly circulate an amended Prospectus/Information Statement or Prospectus/Proxy Statement, as applicable, and, if required in connection therewith, re-solicit proxies.

(c) The Company shall take all actions necessary, proper or advisable in accordance with applicable Laws and the Company Organizational Documents (including Section 2.11 of the Company’s bylaws) to seek the written consent to the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by the holders of Company Common Stock holding at least a majority of the issued and outstanding shares of Company Common Stock by a date that is no later than the later of (i) five (5) Business Days after the date the Form S-4 becomes effective and (ii) the date that is forty-five (45) days after the date of this Agreement (the “Stockholder Approval Deadline”). The Company will, except in the case of a Change of Recommendation, through its Board of Directors, recommend that its stockholders adopt this Agreement and will use reasonable best efforts in accordance with applicable Law to obtain from its stockholders written consents in favor of the adoption of this Agreement and to take all other lawful action necessary, proper or advisable to seek to secure the vote or consent of its stockholders required by the Company Organizational Documents and applicable Laws to obtain such approvals.

(d) In the event that the Company does not receive effective written consents from its stockholders sufficient to obtain the Company Stockholder Approval in accordance with Section 5.5(c) on or prior to the Stockholder Approval Deadline, subject to the fiduciary obligations under applicable Law, the Company shall take, in accordance with applicable Law and the Company Organizational Documents, all action necessary to convene a meeting of holders of Company Common Stock (the “Company Stockholders Meeting”) as promptly as practicable after the Form S-4 is declared effective to consider and vote upon the adoption of this Agreement and to cause such vote to be taken. Subject to Section 5.4 of this Agreement, the Board of Directors of the Company shall recommend, and take all lawful action to solicit, such adoption.

(e) The Company’s obligations pursuant to Section 5.5(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Transaction.

(f) Subject to applicable Law, Parent shall use reasonable best efforts to cause the Proxy Statement and Form S-4 to be disseminated to the holders of Parent Common Stock as promptly as practicable, following confirmation from the SEC or its staff that it will not comment on, or that it has no additional comments on, the Proxy Statement and Form S-4, and, if necessary in order to comply with applicable securities Laws, after the Proxy Statement and Form S-4 shall have been so disseminated, promptly circulate an amended Proxy Statement and Form S-4, and, if required in connection therewith, re-solicit proxies.

(g) Parent shall take, in accordance with applicable Law and the Parent Organizational Documents, all action necessary to convene a meeting of the holders of Parent Common Stock as promptly as practicable after the Proxy Statement and Form S-4 are declared effective to consider and vote upon the adoption of this Agreement and to cause such vote to be taken. The Board of Directors of Parent shall recommend, and take all lawful action to solicit, such adoption.

Section 5.6 Regulatory Approvals; Reasonable Best Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take, or cause their respective Subsidiaries to take, promptly all actions, and to do, or cause to be done (with respect to their respective Subsidiaries), promptly and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals, including the Company Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including appealing any adverse decisions with respect thereto, and (iv) the execution and delivery of any additional documents and instruments necessary to consummate the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall (i) as promptly as practicable, and in any event, unless otherwise agreed by the parties, within fifteen (15) Business Days after the date hereof, make, or cause their respective Subsidiaries to make, their respective filings and thereafter make, or cause to be made (with respect to their respective Subsidiaries), any other required submissions under the HSR Act, (ii) use reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making, or causing to be made, all such filings and responses to requests for additional information and timely seeking all such consents, permits, authorizations or approvals, (iii) use reasonable best efforts to take, or cause their respective Subsidiaries to take, all other actions and do, or cause to be done (with respect to their respective Subsidiaries), all other things advisable to consummate and make effective the transactions contemplated hereby, and (iv) subject to applicable Law and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Affiliates, from any third party or Governmental Entity with respect to such transactions. The Company and Parent shall permit counsel for the other party a reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees not to participate in any meeting or discussion, either in Person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party or the other party’s outside counsel the opportunity to attend and participate.

(c) Without limiting any of its other obligations hereunder, Parent and the Company shall take all such further action as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction (including multinational or supernational), or any other Person may assert under applicable Law with respect to the transactions contemplated hereby in order to assure satisfaction of the conditions to the Merger and the other transactions contemplated hereby, and to avoid or eliminate, and minimize the impact of, each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger, in each case so as to enable the Merger and the other transactions contemplated hereby to occur no later than the End Date (any such action, a “Settlement Action”), including by proposing, negotiating, committing to and effecting, by agreement, consent decree, hold separate order, trust or otherwise, (x) the sale, divestiture, lease, license or other disposition of such assets, businesses, services, products, product lines, licenses or other operations or interests therein of Parent or the Company (or any of their respective Subsidiaries) or behavioral limitations, conduct restrictions or commitments with respect to any such assets, businesses, services, products, product lines, licenses or other operations or interests therein of Parent or the Company (or any of their respective Subsidiaries), (y) the creation or termination of relationships, ventures, contractual rights, transition services or obligations of the Company or Parent or their respective Subsidiaries and (z) any other actions that after the Closing would limit the freedom of action of Parent, the Company or any of their respective Subsidiaries with respect to, or its ability to retain, one or more of its or its Subsidiaries’ (including the Company’s or the Surviving Corporation’s) assets, businesses, services, products, product lines, licenses or other operations or interests therein, in each case as may be required under or in connection with any applicable Laws in order to obtain all consents from any Governmental Entity to the transactions contemplated hereby (including expirations or terminations of waiting periods whether imposed by Law or agreement) and to avoid the entry of, or to effect the dissolution of, any order in any suit or proceeding, which would otherwise have the effect of preventing the consummation of the Merger by the End Date; provided that, notwithstanding anything in this Agreement to the contrary, neither Parent nor Merger Sub shall be required to take, or cause their respective Subsidiaries to take, any Settlement Action that, individually or in the aggregate, would reasonably be expected to have a

Non-Required Effect after the Effective Time on Parent and its Subsidiaries and the Company and its Subsidiaries, taken as a whole (any action having the effect described above being referred to herein as a “Non-Required Remedy”). Neither party shall, without the other party’s prior written consent, commit to any extension of any waiting period under any Law, withdraw any filing or agree not to consummate the Merger. If requested by Parent, the Company shall take any action or make any agreement required by any Governmental Entity under any applicable Law; provided that any such action or agreement is conditioned on the consummation of the Merger and would not result in a the imposition of any Non-Required Remedy. With respect to any proposed Settlement Action, neither party shall take any action or make any agreement required by any Governmental Entity under any applicable Law without the written consent of the other party.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.6, if any administrative or judicial action or proceeding, including any proceeding by a Governmental Entity or any other person is instituted (or threatened to be instituted) challenging any of the transactions contemplated hereby as violative of any Law, each of the Company and Parent shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated hereby. Subject to the terms of this Agreement, Parent, after consultation with the Company and giving reasonable consideration to the Company’s views, shall be entitled to direct the defense against any investigation or litigation by, or negotiations with, any Governmental Entity or other Person relating to the Merger or regulatory filings under applicable Law and shall use reasonable best efforts to do so. Nothing in this Agreement shall restrict Parent from (if it so chooses) opposing by refusing to consent to, through litigation or otherwise, any request, attempt or demand by any Governmental Entity or other person for any divestiture, hold separate condition or any other restriction with respect to any assets, businesses or product lines of either Parent or the Company, in each case, to the extent doing so would not and would not reasonably be expected to prevent the Closing from occurring by the End Date.

Section 5.7 Takeover Statute. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.8 Public Announcements. The Company, Parent and Merger Sub will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity.

Section 5.9 Indemnification and Insurance.

(a) For a period of six (6) years following the Effective Time, the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s certificates of incorporation and bylaws or similar organizational documents as in effect as of the date hereof or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors or officers copies of which have been provided to Parent prior to the date hereof, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9.

(b) For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation shall, to the fullest extent the Company was permitted by applicable Law (including, for the avoidance of doubt, Section 145 of the DGCL), provide indemnification to its directors and officers, indemnify and hold harmless (and advance funds in respect of each of the foregoing, subject to the undertaking described below) each current and former director or officer of the Company or any of its Subsidiaries (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party following receipt of an undertaking by or on behalf of such Person to repay such amount if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Person was not entitled to indemnification under this Section 5.9), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, charge, action, suit, litigation, proceeding, audit or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Persons serving as an officer or director in any entity if such service was at the request or for the benefit of the Company), and whether asserted or claimed prior to, at or after the Effective Time. For the avoidance of doubt, nothing contained herein shall require Parent or the Surviving Corporation to indemnify any Indemnified Parties to the extent such indemnification would not be permitted to be provided by the Company under the DGCL (including, for the avoidance of doubt, Section 145 of the DGCL). In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action. Any Indemnified Party wishing to claim indemnification under this Section 5.9(b) with respect to any Action shall notify Parent of such Action promptly after becoming aware thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party except to the extent such failure actually prejudices Parent.

(c) For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable insurance for such six (6)-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement. At the Company’s option, the Company may purchase, prior to the Effective Time, a six (6)-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby. If such tail prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder. In no event shall the Company, Parent or the Surviving Corporation, as applicable, be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof (the “Base Amount”) in respect of such “tail” policy or other coverage required to be obtained pursuant to this Section 5.9, and if the cost of such policy or coverage would otherwise exceed the Base Amount, the Company, Parent or the Surviving Corporation, as applicable, shall purchase as much coverage as reasonably practicable for the Base Amount.

(d) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. The provisions of this Section 5.9 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(e) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent or the continuing or surviving corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.

Section 5.10 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s or its Subsidiaries’ operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 5.11 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as soon as reasonably practicable following the Closing Date. Parent shall use its reasonable best efforts to remain in compliance with the applicable listing or maintenance requirements and corporate governance rules and regulations of the NYSE.

Section 5.12 Financing.

(a) Parent shall use its reasonable best efforts, taking into account, with respect to the Debt Financing contemplated by the Debt Commitment Letters, the expected timing of the Trigger Date, the Expiration Dates, the Marketing Period and, with respect of the New NewPage Term Loan Facility, the provisions of Section 5.20(d), in respect of each of the facilities contemplated by the Debt Commitment Letters, to take or cause to be taken, all actions to do, or cause to be done, all things necessary or customary to arrange and obtain the Debt Financing, on the terms and conditions (including the flex provisions) described in the Debt Commitment Letters and any Fee Letter, to the extent applicable, including using reasonable best efforts (i) to maintain in effect the Debt Commitment Letters and the Existing Credit Agreement Amendments in accordance with the terms and subject to the conditions thereof until the consummation of the transactions contemplated hereby, (ii) to negotiate and/or enter into the Definitive Debt Financing Documents on or prior to the expiration of the applicable Debt Commitment Letter(s) (each such date, an “Expiration Date”) on the terms specifically set forth in the term sheets and the other exhibits attached to the Debt Commitment Letters (after giving effect to the “market flex” in the Fee Letters), the proviso in the second to last sentence of Section 15 of the Debt Commitment Letters and any upfront, arrangement or agency fees specifically set forth in the Fee Letters, or with the prior written consent of the Company, which consent may not be unreasonably withheld, on terms that are in the good faith judgment of Parent in the aggregate not materially less favorable to each of Parent and the Company than the terms specifically set forth in the term sheets and other exhibits attached to the Debt Commitment Letters (after giving effect to the “market flex” in the Fee Letters), the proviso in the second to last sentence of Section 15 of the Debt Commitment Letters and any upfront, arrangement or agency fees specifically set forth in the Fee Letters, (iii) to satisfy (or if deemed reasonably advisable by Parent, obtain the waiver of) on a timely basis all conditions applicable to Parent in the Debt Financing that are within its control (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish the information required under this Section 5.12) as set forth in the Debt Commitment Letters and the Existing Credit Agreement Amendments, and to comply with all of its material obligations pursuant to the Debt Commitment Letters and the Existing Credit Agreement Amendments, (iv) to cause the funding of the Debt Financing required to consummate the transactions contemplated by this Agreement, (v) to exercise any rights Parent may have under the Debt Commitment Letters to extend the Expiration Dates in accordance with the terms of the Debt Commitment Letters and to negotiate and agree with the Lenders to further extend such Expiration Dates beyond the commitment periods provided for therein (to the extent specified in Section 5.20(d)), and (vi) to enforce its rights under the Debt Commitment Letters and/or the Existing Credit Agreement Amendments, including by pursuing litigation against the lenders in good faith; provided, however, solely with respect to this clause (vi), that the Trigger Date shall have occurred and all of the conditions to the Lenders’ obligations under the Debt Commitment Letters to the funding of the New NewPage Term Loan Facility or the New NewPage ABL Facility, as applicable, have been satisfied or waived.

(b) Parent shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Debt Commitment Letters, the Fee Letters or the Existing Credit Agreement Amendments without the prior written consent of the Company, which consent may not be unreasonably withheld; provided, however, that notwithstanding anything to the contrary herein, Parent may from time to time without the Company’s consent enter into discussions regarding, and may amend, replace, supplement or otherwise modify, or waive any of its rights under the Existing Credit Agreement Amendments and/or enter into other arrangements, amendments and agreements of the Debt Commitment Letters or the Fee Letters relating to the Debt Financing, so long as such action would not reasonably be expected to delay or prevent the New NewPage Term Loan Facility Closing Date or the Closing, and the terms (with respect to terms that are specifically set forth in the term sheets and other exhibits attached to the Debt Commitment Letters (after giving effect to the “market flex” in the Fee Letters), the proviso in the second to last sentence of Section 15 of the Debt Commitment Letters and any upfront, arrangement or agency fees specifically set forth in the Fee Letters) are not, in the aggregate, materially less beneficial to Parent or the Company than those set forth in the Debt Commitment Letters, the Fee Letters and Existing Credit Agreement Amendments as in effect on the date of this Agreement or would not reasonably be expected to materially and adversely affect the value, rights and priorities of the Verso First Lien Notes, and would not have the effect of (I) reducing or being reasonably expected to reduce the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing, unless the financing is increased by such amount), or (II) adversely affect the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letters, the Existing Credit Agreement Amendments or any Fee Letter or, if definitive agreements are executed prior to the Closing Date, the ability of the Company or any other borrower under such definitive agreements related to the Debt Commitment Letters to enforce its rights against the other parties to such definitive agreements or Parent’s ability to timely consummate the transactions contemplated by this Agreement. Parent shall provide the Company with reasonable advance notice of any such amendment, replacement, waiver, modification or agreement. The Company shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Definitive Debt Financing Documents without the prior written consent of Parent, which consent may not be unreasonably withheld. The Company shall provide Parent with reasonable advance notice of any such amendment, replacement, waiver, modification or agreement. For purposes of this Agreement, references to “Debt Commitment Letters”, “Fee Letters”, “Existing Credit Agreement Amendments” and the “Definitive Debt Financing Documents” shall include such documents as permitted to be amended, modified or replaced by this Section 5.12. None of Parent or any of its Subsidiaries existing as of the date hereof (including Merger Sub or its successor) may guarantee any Debt Commitment Letters, Definitive Debt Financing Documents or alternative financing obtained in substitution therefor, but for purposes of clarity, such prohibition shall not apply to the Company or any of its Subsidiaries existing as of the date hereof.

(c) Without limiting the generality of Section 5.12(a) and Section 5.12(b), at any time prior to the Closing Date, Parent shall give the Company prompt notice of, and the opportunity to comment on, (A) its knowledge of any material breach or default or termination by any party to any Existing Credit Agreement Amendment or, in the case of any Debt Commitment Letter or Fee Letter, any breach or default or termination by any party thereto or (B) the receipt of any written notice or other written communication from any Person with respect to any material breach, default, termination or repudiation by any party to any Existing Credit Agreement Amendment or, in the case of any Debt Commitment Letter or Fee Letter, any breach, default, termination or repudiation by any party thereto. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of material developments in its efforts to arrange the Debt Financing and substantially concurrently therewith provide copies of all final or substantially final Definitive Debt Financing Documents provided to the lenders to the Company. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letters (after giving effect to the “market flex” in the Fee Letters) and the Existing Credit Agreement Amendments and such portion is reasonably required to fund the Aggregate Closing Merger Consideration, the Repayment Amount and/or (if applicable in accordance with Section 5.20) the Recapitalization Dividend, Parent shall promptly notify the Company in writing and shall use its reasonable best efforts to obtain substitute financing for such portion as promptly as reasonably practicable following the occurrence of such event with terms and conditions not materially less favorable (as determined in the good faith judgment of Parent) to Parent, the Company and to the holders of the Verso First Lien Notes than the terms and conditions set forth in the Debt Commitment Letters (after giving effect to the “market flex” in the Fee Letters), the Fee Letters and the Existing Credit Agreement Amendments. Parent shall deliver to the Company true and complete copies of all contracts or other arrangements pursuant to which any such alternative financing source shall have committed to provide any portion of the Debt Financing. Any alternative financing secured by Parent shall be deemed to be part of the Debt Financing for purposes of this Agreement. The Company shall give Parent prompt notice: (A) of its knowledge of any material breach or default or termination by any party to any Definitive Debt Financing Documents, or (B) of the receipt of any written notice or other written communication from any Person with respect to any material breach, default, termination or repudiation by any party to any Definitive Debt Financing Documents.

(d) At and prior to the Closing or the New NewPage Term Loan Facility Closing Date, as applicable, the Company shall use its reasonable best efforts to provide, and shall cause its Subsidiaries, directors, officers, employees, consultants, agents, financial advisors, attorneys, accountants or other representatives to use reasonable best efforts to provide, in connection with the arrangement of the Debt Financing and the issuance and registration of the Note Consideration, all reasonable cooperation requested by Parent or Merger Sub, as applicable, including (i) execution of customary authorization letters with respect to Offering Documents, participating in a reasonable and customary number of meetings, drafting sessions, presentations, road shows, due diligence sessions and sessions with prospective lenders, investors and rating agencies and assisting Parent in obtaining ratings as contemplated by the Debt Commitment Letters or as otherwise reasonably necessary for the Debt Financing (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and senior management and representatives, with appropriate seniority and expertise, of the Company and its external auditors and advisors), (ii) assisting with the preparation of Offering Documents required in connection with the Debt Financing solely to the extent relating to the Company’s historical financial statements and other information and operations), and requesting any consents of accountants for use of their historical reports in any materials relating to the Debt Financing (including the execution and delivery of customary representation letters in connection with bank information memoranda relating to the Company’s historical financial statements and other information and reviewing and commenting on Parent’s draft of a business description and “Management’s Discussion and Analysis” of the Company’s (but not the Surviving Corporation’s) financial statements to be included in offering documents contemplated by the Debt Financing), (iii) preparing and furnishing to Parent and the Lenders as promptly as practicable all Required Information to assist in preparation of the Offering Documents, (iv) providing monthly financial statements within thirty (30) days of the end of each month prior to the Closing Date and providing annual financial statements within seventy five (75) days of the end of fiscal years ending December 31, 2013 and December 31, 2014 with respect to the Company’s year-end financial results for such periods, in all cases prepared in accordance with GAAP applied on a consistent basis and that fairly presents, in all material respects, the consolidated financial position of the Company and its Subsidiaries and the consolidated results of their operations and their cash flows (subject to normal year-end audit adjustments and the lack of footnote disclosures), (v) informing Parent if the Company shall have knowledge of any facts that would likely require the restatement of its financial statements, (vi) assisting in obtaining customary accountant’s reports and comfort letters, field exams, surveys, engineering reports, collateral audits and appraisals (including providing reasonable access at reasonable times to Parent, the Lenders or any lenders in connection with the Debt Financing and their respective agents to all Company-Owned Real Property for such purposes) and title insurance, and to permit and/or facilitate environmental and other inspections, title information, and other documentation and items related to the Debt Financing, as reasonably requested by Parent, (vii) causing the Company’s independent public accountants to provide all reasonable cooperation and assistance to the extent reasonably requested by Parent (including any permission as may be required from the Company’s independent public accountants in connection with the use of the Required Information), (viii) to the extent reasonably requested by Parent, assisting with the preparation and negotiation of, and facilitating the execution and delivery of, any pledge and security documents, guarantees, loan agreements, indentures, purchase agreements, and other definitive financing documents, legal opinions and officer’s certificates as may be requested by Parent (including delivering a certificate of the Chief Financial Officer of the Company (or at Parent’s option, a solvency opinion from an independent investment bank or valuation firm of nationally recognized standing) with respect to solvency matters in the form set forth as an annex to the Debt Commitment Letters), (ix) taking customary and commercially reasonable actions necessary to (A) permit the prospective Lenders involved in the Debt Financing, upon reasonable advance notice at reasonable times, to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing Date or the New NewPage Term Loan Facility Closing Date, as applicable and (B) assisting Parent to establish or maintain, effective as of the Closing Date, bank and other accounts and blocked account agreements and lock box arrangements, in each case in connection with the Debt Financing, (x) using reasonable best efforts to assist Parent to obtain required waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and contracts to which the Company or any of its Subsidiaries is a party and to arrange discussions among Parent, the Lenders and any lenders in connection with the Debt Financing with other parties to such material leases, encumbrances and contracts as of the Closing Date or the New NewPage Term Loan Facility Closing Date, as applicable, (xi) taking all legally permissible corporate actions, subject to the occurrence of the Closing Date or the New NewPage Term Loan Facility Closing Date, as applicable, reasonably requested by Parent that are necessary or customary to permit the consummation of the Debt Financing, and to permit the proceeds of the Debt Financing to be made available to Parent on the Closing Date on the New NewPage Term Loan Facility Closing Date, as applicable, to consummate the transactions contemplated by this Agreement, (xii) providing customary payoff letters (including a payoff letter for the NewPage Existing Debt acceptable to Parent and executed by the holders of the NewPage Existing Debt), Lien terminations and instruments of discharge to be delivered at the Closing or the New NewPage Term Loan Facility Closing Date, as applicable, to allow for the payoff, discharge and termination in full on the Closing Date or the New NewPage Term Loan Facility Closing Date, as applicable, of all Indebtedness and Liens under the NewPage Existing Debt, (xiii) furnishing Parent and the Lenders with all documentation and other information required by Governmental Entities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act, to the extent that such documentation and information has been reasonably requested at least eight (8) days prior to the anticipated Closing Date or the New NewPage Term Loan Facility Closing Date, as applicable, and (xiv) facilitating the execution and delivery of the definitive agreements related to the Debt Financing on the terms contemplated by the Debt Commitment Letters (after giving effect to the “market flex” in the Fee Letters) or as otherwise reasonably necessary in connection with the Debt Financing; provided that, prior to the Closing Date, none of the Company or any of its Affiliates shall be required to pay any commitment or other fee, incur any other liability or obligation or provide or agree to provide any indemnity in connection with the Debt Financing, other than as required pursuant any Definitive Debt Financing Documents entered into in respect of the New NewPage Term Loan Facility and the New NewPage ABL Facility prior to the Closing Date; provided, further, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries. The Company will use its reasonable best efforts to update the Required Information on a prompt basis and provide such updates to Parent as may be necessary such that (i) such Required Information is Compliant at all times, and (ii) such Required Information, as updated, meets the applicable requirements set forth in the definition of “Required Information”. For the avoidance of doubt, Parent may, to most effectively access the financing markets, require the cooperation of the Company under this Section 5.12(d) at any reasonable time, and from time to time and on multiple occasions, between the date hereof and the Closing Date or the New NewPage Term Loan Facility Closing Date, as applicable. In addition, the Company agrees that, upon Parent’s reasonable request, it will supplement the Required Information so that Parent may most effectively access the financing markets. All non-public or otherwise confidential information regarding the Company obtained by Parent or its officers, advisors or representatives shall be kept confidential in accordance with the Confidentiality Agreement. If, in connection with a marketing effort for the Debt Financing, Parent requests the Company to file a current report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company, which Parent reasonably determines to include in a customary bank information memorandum or other Offering Documents for such Debt Financing, then, with the Company’s consent, which consent may not be unreasonably withheld and provided that the Company’s consent shall not be required with respect to information appearing on Schedule 5.12(d) to this Agreement, upon the Company’s review of and reasonable satisfaction with such filing, the Company shall file such current report on Form 8-K. Parent shall promptly, upon request by the Company, indemnify and hold harmless the Company and its Affiliates and their respective directors, officers, employees and representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing (including any action taken in accordance with this Section 5.12(d) and any information used in connection therewith (other than information relating to the Company or its Subsidiaries provided to Parent in writing by the Company expressly for use therewith)), in each case, other than to the extent that such losses, damages, claims, costs or expenses arise from the bad faith, gross negligence or willful misconduct of, with respect to any material breach of this Agreement or with respect to any material misstatement or omission in any information provided hereunder in writing by the Company or any of its Affiliates expressly for use in connection with the Debt Financing, and other than in the event that either (x) the New NewPage Term Loan Facility is funded or (y) the New NewPage ABL Facility shall have been entered into, in which in each such case such indemnification obligation will terminate and will be of no further force and effect solely with respect to the New NewPage Term Loan Facility and/or the New NewPage ABL Facility, as applicable. Except as set forth in the previous sentence, this indemnification shall survive termination of this Agreement. The Company hereby consents to the use of the Company’s logos and trademarks solely in connection with the Debt Financing in a form and manner mutually agreed with the Company; provided, however, that such logos and trademarks are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. The Board of Directors of the Company and officers of the Company, and the board of directors and officers of any Subsidiary of the Company prior to the Closing or the New NewPage Term Loan Facility Closing Date, as applicable, shall not be required, prior to the Closing or the New NewPage Term Loan Facility Closing Date, as applicable, to adopt resolutions approving the agreements, documents and instruments in connection with the Debt Financing or pursuant to which any portion of the Debt Financing is obtained or execute any of such agreements, documents or instruments, and no Subsidiary shall be required to execute, prior to the Closing or the New NewPage Term Loan Facility Closing Date, as applicable, any documents contemplated by the Debt Financing (in each case, other than any authorization or representation letters described in clause (i) above).

(e) Once the Company shall in good faith believe that it has delivered the Required Information pursuant to Section 5.12(d), it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery). Parent shall be entitled, for a period of three (3) Business Days following Parent’s receipt of such notice, to deliver a written notice to the Company to the effect that Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information (stating with reasonable specificity, to the extent known by Parent, which Required Information the Company has not delivered). If Parent fails to deliver such notice that the Company has not completed delivery of the Required Information within such three (3) Business Day period, the Company shall be deemed to have delivered the Required Information at the end of such three (3) Business Day period. Notwithstanding the foregoing, nothing set forth in this Section 5.12(e) shall relieve the Company of its obligations under Section 5.12(d) to update, supplement and refresh the Required Information on a current basis. In furtherance of the foregoing, if at any time or from time to time, Parent reasonably believes that it requires additional information for purposes of marketing and syndicating and completing the Debt Financing, and the Company is required to provide such information pursuant to Section 5.12(d), the Company shall provide such information, and the Company’s delivery of the Required Information shall not be deemed to be complete until such additional information has been delivered.

(f) At the Closing, Parent shall enter into an indenture (the “New Indenture”) for the issuance of new 11.75% Senior Secured Notes due 2019 (the “Verso First Lien Notes”) to the holders of Company Common Stock, In-the-Money Options and Company RSUs substantially in the form attached hereto as Exhibit M.

Section 5.13 Verso Junior Noteholder Consent. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to cause the requisite amount of holders of the Verso Junior Notes to enter into support agreements and/or provide such holders’ written consent to the Exchange Offers, the Consent Solicitations and the other transactions contemplated hereby so that the Exchange Offers, the Consent Solicitations and the other transactions contemplated hereby will not result in a breach of or default under the Indentures.

Section 5.14 Verso Junior Notes.

(a) Provided that the Company has provided Parent with the notice described in Section 5.12(e) that it has delivered to Parent the Required Information, Parent shall not have delivered the notice described under Section 5.12(e) alleging that the Company has not delivered the Required Information, and the period of time specified in Section 5.12(e) following delivery of the Company’s notice that it has delivered the Required Information shall have elapsed, then on or about January 13, 2014, subject to Parent’s reasonable good faith determination that such commencement is commercially advisable at such time due to prevailing market conditions, or otherwise as soon as reasonably practicable thereafter, Parent shall use its reasonable best efforts to cause Verso Paper Holdings to commence offers to exchange securities of Verso Paper Holdings or its Subsidiaries, as applicable, for the Verso Junior Notes in an amount sufficient to satisfy the conditions set forth in Section 6.1(e), and separate or concurrent consent solicitations (the “Consent Solicitations”) to amend, eliminate or waive certain sections of the applicable Indentures in order to permit the transactions contemplated by this Agreement pursuant to the applicable documentation in connection therewith, including the offer to exchange, consent solicitation statement, related letters of transmittal and consent, supplemental indentures and other related documents (the “Exchange Offer Documents”), with respect to all of the outstanding aggregate principal amount of (i) the Verso 8.75% Second Priority Senior Secured Notes due 2019 issued pursuant to that certain Indenture dated as of January 26, 2011, as supplemented, among Verso Paper Holdings, Verso Paper Inc., the Guarantors named therein, and Wilmington Trust Company, as Trustee (the “Verso 8.75% Second Lien Notes”), (ii) at Parent’s option, the Second Priority Senior Secured Floating Rate Notes due 2014 issued pursuant to that certain Indenture dated as of August 1, 2006, as supplemented, among Verso Paper Holdings, Verso Paper Inc., the Guarantors named therein, and Wilmington Trust Company, as Trustee (the “Verso Floating Rate Second Lien Notes”, and together with the Verso 8.75% Second Lien Notes, the “Verso Second Lien Notes”), and (iii) the 11 3/8% Senior Subordinated Notes due 2016 issued pursuant to that certain Indenture dated as of August 1, 2006, as supplemented, among Verso Paper Holdings, Verso Paper Inc., the Guarantors named therein, and Wilmington Trust Company, as Trustee (the “Verso Senior Subordinated Notes”

and, collectively with the Verso Second Lien Notes, and any notes received in exchange for the Verso Senior Subordinated Notes and the Verso Second Lien Notes in connection with the Exchange Offer, the “Verso Junior Notes”, and the “Indentures”, as applicable), in each case on such terms and conditions, including pricing terms, determined by Parent in its sole discretion (but in any event consistent with Schedule 6.1(e) hereof), to be consummated prior to or at the Effective Time (collectively, including the Consent Solicitations, the “Exchange Offers”). Parent shall use its reasonable best efforts to make a public announcement regarding the Exchange Offers, containing such information as determined in its sole discretion, on or promptly following the date hereof.

(b) At and prior to the Closing, the Company shall use its reasonable best efforts to provide, and shall cause its Subsidiaries, officers, employees, and use reasonable best efforts to cause its representatives and advisors (including legal and accounting advisors) to use reasonable best efforts to provide, in connection with the Exchange Offers, all reasonable cooperation requested by Parent or Merger Sub, including (i) having the Company designate members of senior management of the Company to participate in a reasonable and customary number of meetings, drafting sessions, presentations and due diligence sessions; (ii) assisting with the preparation of Exchange Offer Documents, exchange agent agreements, solicitation agent agreements and similar documents required in connection with the Exchange Offers, including requesting any consents of accountants for use of their historical reports in any materials relating to the Exchange Offers; (iii) preparing and furnishing to Parent, Merger Sub and the exchange agents, solicitation agents and the trustees as promptly as practicable, but in any event prior to the date that is twenty-five (25) Business Days prior to the consummation of the Exchange Offers, all Required Information applicable to the Exchange Offers, and ensure that all such Required Information meets the definition of Required Information during such twenty-five (25) Business Day period; (iv) agreeing to deliver such officer’s certificates, as are reasonable and customary and as are, in the good faith determination of the persons executing such officer’s certificates, accurate; (v) taking all legally permissible corporate actions, subject to the occurrence of the Closing Date, reasonably requested by Parent or Merger Sub that are necessary or customary to permit the consummation of the Exchange Offers, and (vi) facilitating the execution and delivery of the definitive agreements related to the Exchange Offers; provided that, prior to the Closing Date, none of the Company or any of its Affiliates shall be required to pay any commitment or other fee, incur any other liability or obligation or provide or agree to provide any indemnity in connection with the Exchange Offers; provided, further, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries. Parent shall promptly, upon request by the Company, indemnify and hold harmless the Company and its Affiliates and their respective directors, officers, employees and representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Exchange Offers (including any action taken in accordance with this Section 5.14(b)) and any information used in connection therewith (other than information relating to the Company or its Subsidiaries provided to Parent in writing by the Company expressly for use therewith), in each case, other than to the extent that such losses, damages, claims, costs or expenses arise from the bad faith, gross negligence or willful misconduct of the Company or its Affiliates, with respect to any material breach of this Agreement of or with respect to any material misstatement or omission in any information provided hereunder in writing by the Company or any of its Affiliates expressly for use in connection with the Exchange Offers. This indemnification shall survive termination of this Agreement. The Board of Directors and officers of the Company and any of its Subsidiaries shall not be required, prior to the Closing, to adopt resolutions approving the agreements, documents and instruments in connection with the Exchange Offers or execute any of such agreements, documents or instruments, and no Subsidiary shall be required to execute, prior to the Closing, any documents contemplated by the Exchange Offers.

(c) In connection with the Exchange Offers, upon exchange of the Verso Second Lien Notes and Verso Senior Subordinated Notes sufficient to satisfy the condition set forth in Section 6.1(e) and receipt of the necessary consents required to amend the Indentures, Parent will cause Merger Sub or the Surviving Corporation or their respective Subsidiaries to consummate the Exchange Offers and to enter into supplemental indentures reflecting the amendments to the applicable Indentures approved by the holders of such notes and will use its reasonable best efforts to cause the trustees of the applicable Indentures to promptly enter into such supplemental indentures at or prior to the Closing.

Section 5.15 Shareholder Litigation. The Company shall (a) promptly advise Parent of any proceedings commenced after the date hereof against the Company or any of its officers or directors (in their capacities as such) by any stockholder of the Company (on their own behalf or on behalf of the Company) relating to this Agreement, the Merger or the other transactions contemplated hereby (each, a “Shareholder Litigation”), (b) keep Parent reasonably informed regarding any such Shareholder Litigation, (c) give Parent the opportunity to participate in any such Shareholder Litigation and to consult with the Company and its legal counsel regarding the defense or settlement thereof, and (d) not settle any such Shareholder Litigation without Parent’s prior written consent.

Section 5.16 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

Section 5.17 Employee Matters.

(a) Parent agrees that, during the period commencing at the Effective Time and ending on the date that is the six (6) month anniversary thereof (the “Continuation Period”), Parent shall provide, or shall cause the Surviving Corporation and/or its applicable Subsidiaries to provide, to each employee of the Company and its Subsidiaries at the Effective Time who continues to be employed by Parent or its Subsidiaries immediately after the Effective Time (the “Continuing Employees”), severance benefits pursuant to, and in accordance with the terms of the Escanaba Paper Company, Luke Paper Company, NewPage Wisconsin System Inc., Rumford Paper Company and Wickliffe Paper Company LLC Severance Pay Plan for Non-Union Employees, effective September 2, 2011, and the NewPage Corporation Severance Pay Plan for Non-Union Employees, effective September 2, 2011, as applicable, to the extent such Continuing Employees were covered by such plans immediately prior to the Effective Time.

(b) With respect to any benefit plans in which any Continuing Employees first become eligible to participate during the two (2) year period following the Effective Time and in which such Continuing Employees did not participate prior to the Effective Time (the “New Plans”), Parent shall, or shall cause its Subsidiaries to (i) for the plan year in which participation in the New Plans occurs, use commercially reasonable efforts to waive all pre-existing conditions (with respect to health coverage), exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan in which the Continuing Employees participated immediately prior to the Effective Time; (ii) for the plan year in which participation in the New Plans occurs, use commercially reasonable efforts to provide each Continuing Employee credit for any co-payments and deductibles paid by each such Continuing Employee and his or her eligible dependents prior to the Effective Time under a Company Benefit Plan that is a group health plan (to the extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans in which such Continuing Employee participates after the Effective Time for the same plan year; and (iii) recognize all service of the Continuing Employees with the Company and its Subsidiaries for vesting and eligibility purposes (but not for purposes of benefit accrual or early retirement subsidies or with respect to any equity-based plan) in any New Plan in which such Continuing Employees may be eligible to participate after the Effective Time, to the extent such service is taken into account under the applicable New Plan (to the extent such service was recognized for the same purpose under the corresponding Company Benefit Plan); provided that the foregoing shall not apply under any defined benefit pension plans or to the extent it would result in duplication of benefits for the same period of service.

(c) Parent and the Company agree to implement the retention program described in Section 5.17(c) of the Company Disclosure Schedule.

(d) Parent agrees to cause the Surviving Corporation and/or its applicable Subsidiaries to recognize the unions that are parties to the collective bargaining agreements set forth in Section 3.14(a) of the Company Disclosure Schedule as the bargaining representatives for the employees covered by such collective bargaining agreements to the extent required by the terms of such agreements. Parent further agrees, to the extent required by the terms of such agreements, to cause the Surviving Corporation and/or its applicable Subsidiaries to either (i) assume and apply to the employees covered thereby (collectively, the “Union Employees”) the applicable collective bargaining agreements listed in Section 3.14(a) of the Company Disclosure Schedule; or (ii) negotiate new agreements with the unions that are parties to such collective bargaining agreements establishing the terms and conditions of employment to be effective with respect to the employees covered thereby. To the extent required by any collective bargaining agreement listed in Section 3.14(a) of the Company Disclosure Schedule, Parent further agrees to provide in writing to the Company reasonable assurances that it has complied with the requirements set forth in the preceding sentence.

(e) Nothing in this Agreement, express or implied, is intended to or shall be construed to (i) establish, modify, or amend any particular Company Benefit Plan or any other benefit or compensation plan, program, agreement or arrangement, (ii) alter, limit or prevent

Parent from modifying, amending or terminating any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by the Surviving Corporation, Parent or any of their respective Affiliates or, after the Effective Time, any Company Benefit Plan, (iii) prevent Parent or any of its Affiliates (including the Surviving Corporation after the Effective Time) from terminating the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof or any other Person, with respect to any compensation, terms and conditions of employment and/or benefits of any nature or kind whatsoever. Notwithstanding anything in this Agreement to the contrary, neither Parent nor Merger Sub, nor any of their respective Affiliates, shall be obligated, from and after the Closing, to provide any benefits, severance or compensation to the Company’s employees other than as expressly set forth in this Section 5.17.

Section 5.18 Cooperation with Solvency Opinion. Each of Parent and the Company shall use its respective reasonable best efforts, for purposes of assisting (i) Murray Devine with respect to the Initial MD Solvency Opinion and the MD Bring-Down Solvency Opinion, and (ii) the Person providing the Company Recapitalization Solvency Opinion referenced in Section 6.1(j), with respect to the Company Recapitalization Solvency Opinion, in each case, with respect to the rendering of such opinions, to (a) make available their respective officers, agents and other Representatives on a reasonable basis and upon reasonable notice, during normal business hours and subject to applicable Laws relating to the exchange of information and (b) provide or make available during normal business hours such information and documents concerning the business, properties, Contracts, assets and liabilities of the Company and Parent and each of their respective Subsidiaries, as applicable, and, in the case of Parent, the Debt Financing, as may reasonably be requested by Murray Devine or the Person providing the Company Recapitalization Solvency Opinion referenced in Section 6.1(j), as applicable. Notwithstanding the foregoing, neither the Company nor Parent shall be required to afford such access or disclose any such information if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, or if such party determines in good faith, after consultation with legal counsel, that such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, Order or binding agreement entered into prior to the date of this Agreement, or any obligation of confidentiality owing to a third party. In no event shall Parent, on the one hand, or the Company, on the other hand, be deemed to be in breach of this Section 5.18 for purposes of Section 6.2(b) or Section 6.3(b) unless such breach is willful and material.

Section 5.19 Confirmation of Capitalization.

(a) On the Business Day immediately prior to the Closing Date, the Company shall deliver to Parent a certificate executed by an executive officer of the Company (the “Company Share Statement”) setting forth, as of the Closing Date, true and accurate calculations of (i) the outstanding shares of Company Common Stock, (ii) the outstanding Company Stock Options, segregated as to In-the-Money Options and Out-of-the-Money Options, and (iii) the outstanding Company RSUs. Parent shall be entitled to rely exclusively, without independent verification or investigation, upon the figures set forth in the Company Share Statement and the underlying calculations in connection with the transactions contemplated hereby.

(b) On the Business Day immediately prior to the Closing Date, Parent shall deliver to the Company a certificate executed by an executive officer of Parent (the “Parent Share Statement”) setting forth, as of the Closing Date, a true and accurate calculation of the aggregate number of shares of Parent Common Stock issued and outstanding as of immediately prior to the Closing, as well as the number, strike price and vesting terms for all Parent Options outstanding as of the date of this Agreement. The Company shall be entitled to rely exclusively, without independent verification or investigation, upon the calculation of the Parent Common Stock set forth in the Parent Share Statement and the underlying calculation in connection with the transactions contemplated hereby.

Section 5.20 Recapitalization Dividend.

(a) Provided that the Company has provided Parent with the notice described in Section 5.12(e) that it has delivered to Parent the Required Information, Parent shall not have delivered the notice described under Section 5.12(e) alleging that the Company has not delivered the Required Information, and the period of time specified in Section 5.12(e) following delivery of the Company’s notice that it has delivered the Required Information shall have elapsed, then on or about January 13, 2014, subject to Parent’s reasonable good faith determination that such commencement is commercially advisable at such time due to prevailing market conditions, or otherwise as soon as reasonably practicable thereafter, Parent shall use its reasonable best efforts to cause Verso Paper Holdings to commence the marketing of the New NewPage Term Loan Facility.

(b) Subject to Section 5.20(d), if at any time following the date of this Agreement (v) the condition set forth in Section 6.1(j) has been satisfied, (w) the Debt Commitment Letters are in effect and the conditions to funding thereunder have been satisfied, (x) the Marketing Period in respect of the New NewPage Term Loan Facility shall have ended, (y) the NewPage ABL Loan Facility shall have been amended or replaced so as to allow the incurrence of the New NewPage Term Loan Facility and (z) (A) the Verso Junior Noteholder Consent shall have been obtained or (B) the Verso Junior Noteholder Consent has not been obtained prior to sixty (60) days after the date of this Agreement and the Company has either (I) waived its right to terminate this Agreement pursuant to Section 7.1(h), or (II) the time period set forth in Section 7.1(h) has expired without the Company terminating this Agreement pursuant to Section 7.1(h), (the date on which the conditions set forth in clauses (v), (w), (x), (y) and (z) have first been satisfied, the “Trigger Date”), then (a) the Company shall be entitled, at any time following the Trigger Date so long as such Marketing Period shall not have re-started, to deliver a written notice to Parent that the Company has determined to pay the Recapitalization Dividend or (b) the Parent shall be entitled, at any time following the Trigger Date to deliver a written notice to Company that Parent intends to consummate the funding of the New NewPage Term Loan Facility (the notice referred to in (a) or (b), a “Pre-Closing Funding Notice”). Promptly upon receipt of such Pre-Closing Funding Notice, Parent and the Company shall be required to use their reasonable best efforts to consummate the funding of the New NewPage Term Loan Facility as soon as reasonably practical, and in no event after the date which is five (5) Business Days following the Trigger Date (the “Pre-Closing Funding Date”), subject to clause (c) below.

(c) The Company hereby covenants and agrees that, upon receipt by the Company of the proceeds of the New NewPage Term Loan Facility, the Company shall, as promptly as reasonably practicable following such receipt (and in any event on or prior to the Closing Date), use such proceeds to pay the Repayment Amount, to pay to the holders of Shares a one-time dividend equal to $250,000,000 less the Equity Award Carveout Amount (the “Recapitalization Dividend”). The costs of the issuance of the New NewPage Term Loan Facility and the New NewPage ABL Facility if funded shall be paid by the Company.

(d) At any time following the Trigger Date but prior to the Pre-Closing Funding Date, the Company may deliver a written notice (the “Extension Notice”) to Parent requesting that Parent use its reasonable best efforts to extend the Expiration Date in the Debt Commitment Letters; provided that the Company shall only be entitled to make such request if the Company’s Board of Directors has reasonably determined, after consultation with its outside legal and financial advisors, that the terms and conditions set forth in the Definitive Debt Financing Documents are less favorable, as of the date of the Extension Notice, than as would reasonably be likely to be negotiated were the Expiration Date with respect thereto extended pursuant to this sentence. Upon receipt of an Extension Notice, Parent shall use its reasonable best efforts, for a period of fifteen (15) days, to extend the Expiration Dates in the Debt Commitment Letters. If Parent shall have successfully extended the Expiration Date in the Debt Commitment Letters, Parent shall continue to comply with its obligations set forth in Section 5.12(a) for a commercially reasonable period of time thereafter, at which point, subject to the Marketing Period (if restarted) having ended and the other conditions to the Trigger Date having been satisfied (and continuing to be satisfied), either Parent or the Company may deliver a Pre-Closing Funding Notice. If the Expiration Dates are unable to be extended, then Parent and the Company shall be required to use reasonable best efforts to consummate the funding of the New NewPage Term Loan Facility as soon as reasonably practicable and in no event later than the date that Parent determines that the Expiration Dates are unable to be extended.

(e) The Company acknowledges and agrees that Parent’s sole obligation under this Section 5.20 upon the occurrence of the Trigger Date shall be to use reasonable best efforts to consummate the funding of New NewPage Term Loan Facility on or prior to the Pre-Closing Funding Date, and in the event that such funding does not occur on or prior to the Pre-Closing Funding Date, the Company’s sole and exclusive remedies for the failure of such funding to occur shall be as set forth in Section 7.3 and Section 9.5(c).

(f) The Company further acknowledges that (x) any up-front fees and other amounts payable to the Lenders in accordance with the Fee Letter or the Definitive Debt Financing Documents in respect of the New NewPage Term Loan Facility shall be paid out of the proceeds of the New NewPage Term Loan Facility on the Pre-Closing Funding Date and (y) as between Parent and the Company, Parent or its Subsidiaries shall have no obligation to pay any of such costs, fees or expenses on or prior to the Closing Date.

(g) The Company further acknowledges that (x) any up-front fees and other amounts payable to the Lenders in accordance with any Fee Letter or the Definitive Debt Financing Documents in respect of the New NewPage ABL Facility shall be paid by the Company (whether or not out of the proceeds of the New NewPage ABL Facility) if such New NewPage ABL Facility is entered into prior to the Closing Date on the Pre-Closing Funding Date and (y) as between Parent and the Company, Parent or its Subsidiaries shall have no obligation to pay any of such costs, fees or expenses on or prior to the Closing Date.

(h) The Company further covenants and acknowledges that (i) the syndication assistance provisions of this Agreement, including the provisions of Section 5.12 shall continue to apply to the New NewPage Term Loan Facility after the Pre-Closing Funding Date, (ii) the Definitive Debt Financing Documents shall contain customary post-closing syndication assistance provisions applicable to the Company in accordance with the Debt Commitment Letters and (iii) the Company shall use its reasonable best efforts to comply with any such syndication assistance provisions in accordance with the terms of this Agreement and the Definitive Debt Financing Documents.

Section 5.21 Section 16 Matters. Prior to the Effective Times, Parent and the Company shall take all such steps in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and interpretive guidance of the SEC to cause any dispositions of Shares (including derivative securities with respect to Shares) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company and Parent or will become subject to such reporting requirements with respect to Parent as a result of the transactions contemplated hereby, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.22 Share Consideration Adjustment.

(a) If (i) Parent has not consummated the Closing on or prior to August 31, 2014, (ii) but for the occurrence of any Share Consideration Adjustment Triggers (as defined below) that occur on or after August 31, 2014, the Closing would have been reasonably likely to have occurred on the date that any such Share Consideration Adjustment Trigger has first occurred (the “Adjustment Trigger Date”), (iii) as of such Adjustment Trigger Date, the conditions set forth in Section 6.3 shall have then been satisfied (other than those other conditions that, by their nature, are to be satisfied by action taken at the Closing, subject to the Company confirming in good faith that it reasonably believes that such other conditions are reasonably capable of being satisfied at the Closing), and (iv) the Company has confirmed in an irrevocable written notice delivered to Parent on the Adjustment Trigger Date that but for the occurrence of any of the Share Consideration Adjustment Triggers, the Company is ready, willing and able to effectuate the Closing (the date upon which each of the conditions set forth in clauses (i), (ii), (iii) and (iv) have been satisfied, the (“Share Consideration Adjustment Date”), then the Share Consideration Percentage shall be increased by 0.5% for each full calendar month that elapses prior to the Closing and following the Share Consideration Adjustment Date; provided, that if either party exercises its right to extend the End Date pursuant to Section 7.1(b), the percentage set forth in the definition of Share Consideration shall be increased by 1.5% for each full calendar month that elapses during any such extension (0.5% or 1.5%, as applicable, the “Monthly Percentage Increase”); provided, further, that in the event the Share Consideration Adjustment Date or the Closing occurs during a calendar month (as opposed to at the beginning or at the end of a calendar month, as applicable), the increase to the Share Consideration Percentage for such calendar month shall equal the applicable Monthly Percentage Increase, multiplied by a fraction, (x) in the case of the calendar month in which the Share Consideration Adjustment Date occurs, the numerator of which is the number of days in such calendar month following (but not including) the Share Consideration Adjustment Date until and including the last day of such calendar month, and the denominator of which is the total number of days in such calendar month, and (y) in the case of the calendar month in which the Closing occurs, the numerator of which is the number of days that have elapsed in such calendar month through and including the Closing Date, and the denominator of which is the total number of days in such calendar month. As an illustrative example, if the Share Consideration Adjustment Date occurs on September 15, 2014, and the Closing subsequently occurs on November 15, 2014, the Share Consideration Percentage will increase by an aggregate of 1.00% (0.5% for October, and 50% (15 of 30 days elapsed) of the Monthly Percentage Increase (or 0.25%) for each of September and November).

(b) In the event that the conditions set forth in clauses (i) through (iv) of the first sentence of Section 5.22(a) have been satisfied, the parties acknowledge and agree that the sole and exclusive consequence under this Agreement relating to the failure of Parent to effectuate the Closing on or prior to the Share Consideration Adjustment Date shall be the adjustment to the Share Consideration Percentage set forth in Section 5.22(a).

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties (to the extent waiver is allowed by applicable Law)) at or prior to the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) No injunction, order, ruling, decree, judgment or similar order by any Governmental Entity of competent jurisdiction (including, for the avoidance of doubt, the jurisdictions set forth on Schedule 6.1(b)) which restrains, makes illegal or otherwise prohibits the consummation of the Merger or any of the other transactions contemplated by this Agreement shall have been entered and shall continue to be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction (including, for the avoidance of doubt, the jurisdictions set forth on Schedule 6.1(b)) that, in any case, prohibits or makes illegal or otherwise restrains the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(c) Any applicable waiting period under the HSR Act (and any extensions thereof) relating to the Merger shall have expired or been earlier terminated without the imposition of a Non-Required Remedy.

(d) The authorizations, approvals, consents and other actions with respect to the Merger and the other transactions contemplated hereby of the U.S. federal, state or local Governmental Entities listed on Section 6.1(d) of the Company Disclosure Schedule shall have been obtained without the imposition of a Non-Required Remedy.

(e) The Exchange Offers and the Consent Solicitations shall have been consummated or be consummated concurrently with the Closing in accordance with Schedule 6.1(e) hereto.

(f) The NewPage ABL Loan shall have been replaced with the asset based loan facility contemplated by the Debt Commitment Letters.

(g) No Default or Event of Default (as such terms are defined in the applicable indentures) shall have occurred under any Existing Verso First Lien Notes, any Verso 1.5 Lien Notes, any Verso Second Lien Notes and any Verso Senior Subordinated Notes as a result of the Merger or the transactions contemplated by this Agreement.

(h) The Dissenting Shares shall not be in excess of 7% of the Shares.

(i) The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order.

(j) Prior to the payment of the Recapitalization Dividend, Houlihan Lokey Financial Advisors, Inc. shall have delivered the Company Recapitalization Solvency Opinion to the Company’s Board of Directors and the Company shall provide Parent with a copy of such opinion (which the Board of Directors of Parent shall be entitled to rely upon).

(k) The Accounting Firm shall have delivered to the Company and Parent the Adjustment Statement setting forth its good faith calculation of Company Payments (if any).

(l) The Company shall have received the proceeds contemplated by the Debt Commitment Letters.

(m) On or before January 17, 2014, Murray Devine shall have provided to the Boards of Directors of the Company and Parent a written opinion with respect to certain solvency matters (as set forth in the engagement letter with Parent as in effect on the date of this Agreement) relating to Parent and its Subsidiaries, taken as whole, as of the Closing, immediately after giving pro forma effect to the transactions contemplated by this Agreement, including the Debt Financing, the payment of the Aggregate Closing Merger Consideration, any other repayment or refinancing of Indebtedness contemplated in this Agreement or the Debt Commitment Letters, distribution and payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses (the “Initial MD Solvency Opinion”).

(n) At the Closing, Murray Devine shall have delivered a bring-down of the Initial MD Solvency Opinion, for the Company’s and Parent’s respective Boards of Directors (the “MD Bring-Down Solvency Opinion”).

(o) The Parent Stockholder Approval shall have been obtained if the Parent Common Stock is then listed on the NYSE.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment of, or the waiver by the Company at or prior to the Effective Time of, the following conditions:

(a) (i) The Parent Fundamental Representations shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); and (ii) the other representations and warranties of Parent set forth in Article IV shall be true and correct (without giving effect to any “materiality,” “in all material respects,” “Parent Material Adverse Effect” or similar qualifiers) as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions as to “materiality,” “in all material respects,” “Parent Material Adverse Effect” or similar qualifiers contained in such representations and warranties), individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c) Since September 30, 2013, there shall not have occurred a Parent Material Adverse Effect.

(d) Parent shall have delivered to the Company a certificate executed by an authorized officer of Parent certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

(e) The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment of, or the waiver by Parent (to the extent such waiver is allowed by applicable Law) at or prior to the Effective Time of, the following conditions:

(a) (i) The Company Fundamental Representations shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); and (ii) the other representations and warranties of the Company set forth in Article III shall be true and correct (without giving effect to any “materiality,” “in all material respects,” “Company Material Adverse Effect” or similar qualifiers) as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions as to “materiality,” “in all material respects,” “Company Material Adverse Effect” or similar qualifiers contained in such representations and warranties), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c) Since September 30, 2013, there shall not have occurred a Company Material Adverse Effect.

(d) The Company shall have delivered to Parent a certificate executed by an authorized officer of the Company certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

(e) Parent shall have received from the Company an affidavit, signed under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation §1.897-2(h), together with evidence reasonably satisfactory to Parent that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulation §1.897-2(h)(2).

(f) The Company shall have used the proceeds of the New NewPage Term Loan Facility only in accordance with Section 5.20(b).

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or the other transactions contemplated by this Agreement or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused primarily by such party’s material breach of any provision of this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the Merger by the stockholders of the Company:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent if (i) the Effective Time shall not have occurred on or before 5:00 p.m. (New York City time) on December 31, 2014 (the “End Date”) and (ii) the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall not have breached in any material respect its obligations under this Agreement in a manner that shall have been a principal cause of the failure to consummate the Merger on or before such date; provided, however, that the End Date may be extended by either party for up to two additional thirty (30) calendar day periods (all such extensions not to exceed sixty (60) calendar days in the aggregate), if the only condition set forth in Article VI that has not been satisfied or waived (other than those conditions that by their nature are satisfied at the Closing) is the condition set forth in Section 6.1(c);

(c) by either the Company or Parent if any court of competent jurisdiction (including, for the avoidance of doubt, the jurisdictions set forth on Schedule 6.1(b)) shall have issued or entered a permanent injunction or a similar order shall have been entered permanently enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used such reasonable best efforts as may be required by Section 5.6 to prevent, oppose and remove such injunction;

(d) by either the Company or Parent if the condition set forth in Section 6.1(a) shall have not been obtained at the Company Stockholders Meeting; provided that such termination right shall only be applicable if such condition has not already been satisfied;

(e) by the Company (provided that the Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement such that the conditions set forth in Section 6.3(a) or Section 6.3(b) are unable to be satisfied), if Parent or Merger Sub shall have breached or failed to perform any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) if curable, cannot be cured prior to the earlier of the End Date or thirty (30) days following the Company’s delivery of written notice of such breach to Parent);

(f) by Parent, (i)(A) in the event of a Change of Recommendation or (B) a tender or exchange offer for Company Common Stock that would, if consummated in accordance with its terms, constitute an Alternative Transaction is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such tender or exchange offer, the Company shall not have issued a public statement (and filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act) reaffirming the Company Recommendation and recommending that the Company’s stockholders reject such tender or exchange offer and not tender any shares of Company Common Stock into such tender or exchange offer, (ii) the Company shall have breached its obligations under Section 5.4 in any material respect and failed to cease such breach within two (2) Business Days of being notified by Parent of such breach, or (iii) (provided that Parent is not then in material breach of any representation, warranty, agreement or covenant such that the conditions set forth in Section 6.2(a) or 6.2(b) are unable to be satisfied) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement (other than Section 5.4), which breach or failure to perform (x) would result in a failure of a condition set forth in Section 6.3(a) or 6.3(b) and (y) if curable, cannot be cured by prior to the earlier of the End Date or thirty (30) days following Parent’s delivery of written notice to the Company of such breach;

(g) by the Company, at any time prior to the Company Stockholder Approval having been obtained (i) after the Company shall have received a Superior Proposal, in order for the Company to enter into a merger agreement, acquisition agreement, purchase agreement or other similar definitive agreement with respect to such Superior Proposal, in each case to the extent permitted, and subject to the terms of, Section 5.4, (ii) the Company has complied with its obligations under Section 5.4 in all material respects, and (iii) prior to or concurrent with such termination, the Company shall have paid the Termination Fee to Parent pursuant to Section 7.3 (it being understood any purported termination of this Agreement pursuant to this Section 7.1(g) shall be null and void if the Company shall not have paid the Termination Fee prior to or concurrent with such termination);

(h) by the Company, at any time after the date that is sixty (60) days following the date of this Agreement and on or prior to 5:00 pm (New York City time) on the date that is seventy-five (75) days following the date of this Agreement, only in the event that the Verso Junior Noteholder Consent has not been obtained, or the condition set forth in Section 6.1(e) has not been satisfied, in each case, on or prior to the date that is sixty (60) days following the date of this Agreement; provided that such termination right shall only be applicable if the New NewPage Term Loan Facility shall not have been funded in an amount sufficient to pay the Repayment Amount and the Recapitalization Dividend on or prior to such time; and

(i) by the Company, at any time after January 17, 2014 and on or prior to 5:00 pm (New York City time) on January 21, 2014, only in the event that the condition set forth in Section 6.1(m) has not been satisfied prior to such termination.

Section 7.2 Notice of Termination; Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries, Affiliates or representatives; provided, that, notwithstanding the foregoing: (a) no such termination shall relieve any party of its obligation to pay the Termination Fee or the Parent Termination Fee, if, as and when required pursuant to Section 7.3; (b) subject to the limitations set forth in Section 7.3, no such termination shall relieve any party for liability for such party’s willful and material breach of this Agreement prior to its termination or for fraud; (c)(i) the obligations under the Confidentiality Agreement, and (ii) the provisions of Section 5.3(b), Section 5.12(e) (regarding Parent’s indemnification of the Company in connection with the Debt Financing), Section 5.14(b) (regarding Parent’s indemnification of the Company in connection with the Exchange Offers), this Section 7.2, Section 7.3, Section 9.2, Section 9.3, Section 9.4, Section 9.6, Section 9.7, Section 9.8, Section 9.9, Section 9.10, Section 9.11, Section 9.12, Section 9.13 and Section 9.14 will survive the termination of this Agreement.

Section 7.3 Termination Fee.

(a) Any provision in this Agreement to the contrary notwithstanding, if

(i) (A) after the date of this Agreement, any bona fide Alternative Transaction (substituting fifty percent (50%) for the twenty-five (25)% threshold set forth in the definition of “Alternative Transaction”) (a “Qualifying Transaction”) is made known to the Board of Directors of the Company, publicly proposed or publicly disclosed prior to the Company Stockholder Approval having been obtained (or prior to the termination of this Agreement pursuant to Section 7.1(d)), (B) this Agreement is terminated by Parent or the Company, as applicable, pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(f)(iii) and (C) concurrently with or within twelve (12) months after such termination, the Company shall have consummated the Qualifying Transaction (regardless of whether such Qualifying Transaction is the same one referred to in clause (A) above);

(ii) Parent shall have terminated this Agreement pursuant to Section 7.1(f)(i) or Section 7.1(f)(ii); or

(iii) the Company shall have terminated this Agreement pursuant to Section 7.1(b) (only if the condition set forth in Section 6.1(a) has not been satisfied), Section 7.1(d) or Section 7.1(g); provided, that the Company shall be obligated to pay the Termination Fee in connection with a termination pursuant to Section 7.1(b) or Section 7.1(d), only if prior to such termination the Company’s Board of Directors shall have effected a Change of Recommendation;

then in any such event the Company shall pay to Parent (or one or more of its designees) a fee of $27,000,000 in cash (the “Termination Fee”) by wire transfer of immediately available funds to an account designated by Parent, such payment to be made, in the case of a termination referenced in clause (i) above, upon such consummation of the Qualifying Transaction, in the case of clause (ii) above, within two (2) Business Days of such termination or, in the case of clause (iii) above, prior to or concurrently with the termination by the Company pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(g), as applicable; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(b) If (A) the Verso Junior Noteholder Consent was not obtained, or the condition set forth in Section 6.1(e) was not satisfied or waived by the Company, in each case, prior to the date that is sixty (60) days following the date of this Agreement, (B) the Company did not terminate this Agreement pursuant to Section 7.1(h), (C) the conditions set forth in Section 6.1(a), Section 6.1(b), Section 6.1(c), Section 6.1(d), Section 6.1(h), Section 6.1(i), and Section 6.1(j) shall be satisfied, or shall have been waived, as of the date this Agreement is terminated pursuant to Section 7.1(b), (D) the conditions set forth in Section 6.1(f), Section 6.1(l) and Section 6.3 shall be satisfied, or shall have been waived, or reasonably capable of being satisfied at the Closing, (E) the conditions set forth in Section 6.1(g) and Section 6.1(o) shall be satisfied, or shall have been waived, or reasonably capable of being satisfied at the Closing; provided, that the failure of either such condition to be satisfied must not be primarily due to the material breach of any provision of this Agreement by Parent or any of its Affiliates, (F) the condition set forth in Section 6.1(n) shall not be reasonably capable of being satisfied at the Closing solely as a result of the failure of the condition set forth in Section 6.1(e) to be satisfied on or prior to the date this Agreement is terminated pursuant to Section 7.1(b) (provided, that Parent shall be entitled, and have the burden, to prove that the failure of the condition in Section 6.1(n) to be reasonably capable of being satisfied at the Closing is not solely as a result of the failure of the condition set forth in Section 6.1(e) to be satisfied on or prior to the date this Agreement is terminated pursuant to Section 7.1(b)), (G) the Merger fails to close due to the failure of Parent to satisfy the condition set forth in Section 6.1(e), and (H) Parent or the Company subsequently terminates this Agreement in accordance with Section 7.1(b), then Parent shall pay to the Company (or one or more of its designees) a fee of $27,000,000 half of which shall be paid in cash by wire transfer of immediately available funds to an account designated by the Company within two (2) Business Days of such termination and half of which shall be paid in a principal amount of new Verso First Lien Notes (accompanied by customary registration rights) issued to the Company as soon as reasonably practicable after the date on which the Parent Termination Fee becomes due and payable (the “Parent Termination Fee”) (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion).

(c) Notwithstanding anything to the contrary in this Agreement or the Side Letters, if Parent or Merger Sub or the Company fails to effect the Closing for any or no reason or otherwise breaches this Agreement or fails to perform hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), then (x) a decree or order of specific performance or an injunction or injunctions or other equitable relief against Parent, Merger Sub or the Company, as applicable, if and solely to the extent permitted by Section 9.5, (y) the termination of this Agreement pursuant to Article VII and receipt of payment of the Parent Termination Fee from Parent or the Termination Fee from the Company (as applicable) when and if payable, or (z) termination of this Agreement pursuant to Article VII hereof and ability to seek money damages (to the extent money damages can be proven) from the Company, for the Company’s willful and material breach of this Agreement, or Parent or Merger Sub, as applicable, for such Parent’s or Merger Sub’s willful and material breach of this Agreement, subject in all respects to the limitations set forth in Section 7.3(e), shall be the sole and exclusive remedies (whether at Law, in equity, in Contract, in tort or otherwise) of the parties hereto and any other Person against any of the Company, Parent, Merger Sub, the Lenders, any Debt Financing Source or any other financing source of Parent or any of its Subsidiaries, and any of their respective former, current or future, direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, attorneys, advisors or other Representatives, or any of their respective successors or assigns (each a “Non-Recourse Person” and together, the “Non-Recourse Persons”) for any breach, liability, cost, expense, loss or damage suffered as a result thereof or in connection therewith or related thereto. The parties acknowledge and agree that no party hereto shall be entitled to money damages for any breach hereof or of the Side Letters in the event that such party has previously been paid the Termination Fee or Parent Termination Fee, as applicable.

(d) Except for the obligations of any Person party to a confidentiality agreement with the Company or Parent or any Person party to an agreement with respect to obligations arising on or after the Closing and for the obligations of any Lender, any Debt Financing Source or other financing source that is a party to the Definitive Debt Financing Documents, none of the Non-Recourse Persons will have any liability or obligation to the Company or any of its Subsidiaries (or any other Person) relating to or arising out of this Agreement or the Debt Commitment Letters, or in respect of any other Contract, document or theory of Law or equity or in respect of any representations made or alleged to be made in connection herewith or therewith, whether at Law or equity, in Contract, in tort or otherwise, except in each case for (x) a decree or order of specific performance or an injunction or injunctions or other equitable relief against Parent, Merger Sub or the Company, as applicable, if and solely to the extent permitted by Section 9.5 or the Side Letters, (y) the termination of this Agreement pursuant to Article VII, and receipt of payment of the Parent Termination Fee from Parent or the Termination Fee from the Company, as applicable, when and if payable, or (z) termination of this Agreement pursuant to Article VII hereof and the ability to seek money damages (in each case, to the extent money damages can be proven) against Company, for the

Company’s willful and material breach of this Agreement, or Parent or Merger Sub, for Parent’s or Merger Subs’ willful and material breach of this Agreement, subject in all respects to the limitations set forth Section 7.3(e). Without limiting the right of the Company to seek specific performance of Parent’s rights under the Debt Commitment Letters (if and to the extent permitted thereunder following an order of specific performance pursuant to Section 9.5), the Company acknowledges and agrees that none of the Lenders or Parent’s Debt Financing Sources shall have any liability or obligation to the Company or its Subsidiaries (or any other Person) if they breach or fail to perform (whether willfully, intentionally, unintentionally or otherwise) any of their obligations under their respective Debt Commitment Letters (excluding, for the avoidance of doubt, the Company Definitive Debt Financing Documents). None of the Non-Recourse Persons shall have any liability to the Company, its stockholders or any other Person relating to or arising out of this Agreement or the transactions contemplated hereby or the failure of such transactions to be consummated, in each case, other than with respect to the Lenders, the Debt Financing Sources or other financing source that are a party to the Definitive Debt Financing Documents.

(e) Parent’s and Merger Sub’s aggregate liability under this Agreement, together with any liability for which Parent and Merger Sub are responsible as a result of any breach of the Side Letters, together with any payment of the Parent Termination Fee, shall not exceed under any circumstances $27,000,000 in the aggregate (the “Maximum Liability Amount”). Following termination of this Agreement, assuming the Parent Termination Fee is not due and payable and/or has been paid, Parent shall be responsible for paying any money damages, if any, arising from and payable to the extent due to any willful and material breach by any Affiliate of Parent that is a party to the Parent Affiliate Side Letter or the Lock-Up Side Letter; provided that Parent shall have no liability if such breach is not willful and material. The Company’s aggregate liability under this Agreement, together with any liability of the Principal Stockholders under the Support Agreements to Parent and its Affiliates and any payment of the Company Termination Fee shall not exceed under any circumstances the Maximum Liability Amount; provided, however, that the Company and the Principal Stockholders shall have no liability for any breach of the Support Agreements that is not willful and material.

(f) Each party acknowledges that the agreements contained in Sections 7.3, 9.6 and 9.13 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement. The parties acknowledge that the Termination Fee and the Parent Termination Fee, as applicable, shall not constitute a penalty but are liquidated damages, in a reasonable amount that will compensate the Company and Parent, as applicable, in the circumstances in which the Termination Fee and the Parent Termination Fee are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.

ARTICLE VIII

CLOSING ADJUSTMENT

Section 8.1 Closing Adjustment.

(a) Prior to the Closing, the Company shall promptly upon discovery notify Parent of any payment, transaction, commitment or agreement by the Company or its Subsidiaries that has occurred after the Adjustment Measurement Date which constitutes or could reasonably constitute Company Payments.

(b) No less than three (3) Business Days prior to the Closing, Deloitte & Touche (the “Accounting Firm”) shall deliver a certificate (the “Adjustment Statement”) to each of the Company and Parent, certifying Deloitte’s good faith calculation of Company Payments that have occurred (and those that are reasonably anticipated to occur from and after the Adjustment Measurement Date to the Closing), together with all supporting documentation of the calculations set forth in the Adjustment Statement. The Adjustment Statement and all amounts, estimates, determinations and calculations contained therein shall be prepared and calculated in accordance with GAAP applied on a basis consistent with past practice in respect to the Company. Prior to the time that the Adjustment Statement is delivered to the Company and Parent, the Company, Parent and their Representatives shall have a reasonable opportunity to review and provide comments on the draft calculations of Company Payments to the Accounting Firm. The Accounting Firm’s sole authority will be to prepare the Adjustment Statement and the calculations of Company Payments (if any) set forth therein. The fees, costs and expenses of the Accounting Firm shall be paid by the Company.

(c) From the date of this Agreement through the delivery of the Adjustment Statement, the Company shall provide the Accounting Firm with reasonable access during normal business hours to the Company’s and its Subsidiaries (i) business, personnel, properties, Contracts, commitments, books and records, (ii) officers, directors and employees, and (iii) Representatives. The Accounting Firm shall conduct its determination activities in a manner wherein all materials submitted to it are held in confidence and shall not be disclosed to third parties.

(d) The amounts of any Company Payments as determined by the Accounting Firm pursuant to this Section 8.1 shall be final, conclusive and binding upon the parties hereto. The Note Consideration payable hereunder shall be reduced on a dollar-for-dollar basis by the amount (the “Adjustment Amount”) of any Company Payments set forth in the Adjustment Statement delivered by the Accounting Firm; provided, however, that in no event shall the Adjustment Amount exceed $27,000,000.

(e) For purposes of this Section 8.1, the term “Company Payments” means payments by or losses to the Company or its Subsidiaries resulting from any of the following that have occurred from and after September 30, 2013 (the “Adjustment Measurement Date”) through the Closing, other than those described on Section 8.1(e) of the Company Disclosure Schedule:

(i) dividend, return of capital or other distribution of profits or assets, or other payment or obligation for payment, made, declared or paid by the Company or any of its Subsidiaries (other than between wholly owned Subsidiaries of the Company and/or the Company) with respect to any of the Company’s securities;

(ii) payments made by or on behalf of the Company or any of its Subsidiaries to or for the benefit of any stockholder of the Company, other than payments made on an arms-length basis, in amounts that are not material to the Company and its Subsidiaries, taken as a whole and that are paid in the ordinary course of business consistent with past practice;

(iii) redemption, repurchase or repayment of securities of the Company or any Subsidiaries of the Company, other than securities owned by the Company or a Subsidiary of the Company;

(iv) waiver or release of any amounts owed to the Company or any Subsidiary of the Company by a stockholder of the Company, other than waivers or releases made on an arms-length basis in amounts that are not material to the Company and its Subsidiaries, taken as a whole, that are made in the ordinary course of business consistent with past practice;

(v) management, monitoring, advisory, supervisory or other fee, bonus or payment of similar nature paid by or on behalf of the Company or any of its Subsidiaries to or for the benefit of a stockholder of the Company or any of such stockholders’ employees, officers, advisors or consultants;

(vi) Interested Party Transactions;

(vii) increase in any Indebtedness of the Company or any of its Subsidiaries to the extent owed to any stockholder of the Company other than on an arms-length basis and in amounts that are not material to the Company and its Subsidiaries, taken as a whole, that are incurred in the ordinary course consistent with past practice;

(viii) any payment, or obligation therefor, of any bonus or discretionary payment by any the Company or any of its Subsidiaries to the directors, officers or employees of the Company or any of its Subsidiaries, other than as otherwise permitted by Section 5.1(b);

(ix) increase the compensation or other benefits payable or provided to the Company’s and its Subsidiaries’ directors or officers, or, except in the ordinary course of business consistent with past practice, any of their other employees, unless otherwise permitted by Section 5.1(b);

(x) entry by the Company or any of its Subsidiaries into a guarantee or indemnification obligation with any stockholder of the Company other than in the ordinary course of business consistent with past practices and on an arms-length basis;

(xi) any payment to financial advisors or brokers, or legal, accounting, tax or other advisors or consultants of the Company or any of its Subsidiaries in connection with this Agreement and transactions contemplated by this Agreement (other than the reasonable and documented fees and expenses payable to legal advisors or such additional advisors and consultants retained by such legal advisors which are, in the Company’s good faith judgment, reasonably necessary to engage in order for the Company or its Subsidiaries to comply with their obligations, or enforce their rights, in each case, pursuant to this Agreement, the Side Letters, the Support Agreements or the transactions contemplated by this Agreement) in excess of the amounts set forth on Section 8.1(e) of the Company Disclosure Schedule; or

(xii) without duplication of any of the foregoing, any commitment or agreement by the Company or any of its Subsidiaries to do any of the foregoing in this Section 8.1(e).

ARTICLE IX

MISCELLANEOUS

Section 9.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time, and other than those contained in Section 5.9 (regarding indemnification and insurance) and Section 5.12(c) (regarding Parent’s indemnification of the Company in connection with the Debt Financing).

Section 9.2 Expenses. Except as otherwise expressly set forth in this Agreement, whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

Section 9.3 Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other parties.

Section 9.4 Governing Law; Jurisdiction. This Agreement shall be governed by, construed under, and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided that to the extent a claim is brought under the Debt Commitment Letters, the Laws of the State of New York shall apply (but, for the avoidance of doubt, the Laws of the State of Delaware shall apply in all cases with respect to the definition, interpretation of the meaning and application of Company Material Adverse Effect (or other similar event) and whether a Company Material Adverse Effect has occurred). In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (collectively, the “Chosen Courts”). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the Chosen Courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Notwithstanding anything else in this Section 9.4 or elsewhere in this Agreement, the parties hereto agree that New York State or United States federal courts sitting in the borough of Manhattan, New York City (and any New York State or United States Federal court from which appeal therefrom may validly be taken) shall have exclusive jurisdiction over the parties in and over any such Action, arbitration, claim or proceeding brought against any financing source under the Debt Commitment Letters (including each Lender) or any of their respective Affiliates in connection with this Agreement, any Debt Commitment Letters or the transactions contemplated hereby or thereby, or the failure of such transactions to be consummated, and nothing in this Section 9.4 or elsewhere in this Agreement shall be construed to provide otherwise.

Section 9.5 Specific Enforcement; Remedies.

(a) Subject in all respects to Section 7.3, the parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, subject to the limitations set forth in Section 9.5(b) and Section 9.5(c), the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof without proof of damages or otherwise in the Chosen Courts in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby waives any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

(b) Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the Company shall be entitled to seek specific performance of Parent’s obligation to consummate the Merger and pay the consideration contemplated by Article II only in the event that each of the following conditions has been satisfied: (i) no change, effect, event, development, fact, condition, circumstance or occurrence shall have occurred or exist that would cause or would reasonably be expected to cause any of the conditions set forth in Section 6.1 and Section 6.3 to fail to be satisfied or that would make any of such conditions impossible to satisfy, (ii) Parent shall have failed to complete the Closing within two (2) Business Days following the date the Closing should have occurred pursuant to Section 1.2, and (iii) the Company has confirmed in an irrevocable written notice delivered to Parent that if specific performance is granted, then the Closing will occur.

(c) Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the Company shall be entitled to seek specific performance of Parent’s obligation to enforce the Debt Commitment Letters if each of the following conditions has been satisfied: (i) no change, effect, event, development, fact, condition, circumstance or occurrence shall have occurred or exist that would cause or would reasonably be expected to cause the condition set forth in Section 6.1(l) to fail to be satisfied or that would make such condition impossible to satisfy, (ii) the condition set forth in Section 6.1(l) has not been satisfied or waived on or prior the date which (x) in the case of the New NewPage Term Loan Facility, is two (2) Business Days following the Pre-Closing Funding Date and (y) in the case of the New NewPage ABL Facility, is two (2) Business Days following the agreed funding date thereof between Parent and the Company, (iii) the Company has confirmed in an irrevocable written notice delivered to Parent that if specific performance is granted, then the proceeds of the term loan contemplated by the Debt Commitment Letters will be used in the manner set forth in Section 5.20(b) to satisfy the condition set forth in Section 6.1(l), and (iv) (x) with respect to the New NewPage Term Loan Facility, all of the conditions precedent relating to the consummation of the New NewPage Term Loan Facility in the Debt Commitment Letters and (y) with respect to the New NewPage ABL Facility, all of the conditions precedent relating to the consummation of the New NewPage ABL Facility in the Debt Commitment Letters (in each of clauses (x) and (y), other, other than any conditions that are solely within the control of Parent and Merger Sub or the Lenders to satisfy (so long as no change, effect, event, development, fact, condition, circumstance or occurrence shall have occurred or exist that would cause any of such conditions to fail to be satisfied or that would make any of such conditions impossible to satisfy)).

Section 9.6 No Personal Liability. Without limiting the rights of the Company or its Affiliates under, and to the extent provided in, this Agreement or any Side Letter, the Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to money damages of the Company and its Affiliates, any of the Parent Parties or Debt Financing Sources through Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability veil, by or through a claim by or on behalf of either Parent or any other Parent Party, by the enforcement of any assessment or of by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise. Without limiting the rights of Parent and Merger Sub or their Affiliates under, and to the extent provided in, this Agreement, any Support Agreement, or any Side Letter, Parent and Merger Sub acknowledge and agree that they have no right of recovery against, and no personal liability shall attach to, in each case with respect to money damages of Parent and Merger Sub and their Affiliates, any of the Company Parties through the Company or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability veil, by or through a claim by or on behalf of either the Company or any other Company Party, by the enforcement of any assessment or of by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.

Section 9.7 Notices. Any notice required or permitted to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any non-Business Day or any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service) or hand delivery, addressed as follows:

To Parent or Merger Sub and, after the Closing, to the Surviving Corporation:

Verso Paper Corp.

6775 Lenox Center Court, Suite 400

Memphis, TN 38115-4436

Telecopy: (901) 369-4228

Attention: David J. Paterson and Peter H. Kesser

with copies to (which shall not constitute notice):

Apollo Global Management, LLC

9 West 57th Street, 43rd Floor

New York, NY 10019

Telecopy: (212) 515-3288

Attention: Scott Kleinman and General Counsel

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Telecopy: (212) 446-6460

Attention: Taurie M. Zeitzer and Joshua Kogan

To the Company:

NewPage Holdings Inc.

8540 Gander Creek Drive

Miamisburg, OH 45342

Telecopy: (937) 242-9324

Attention: General Counsel

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Telecopy: (212) 558-3588

Attention: Joseph Frumkin and Melissa Sawyer

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of all the other parties; provided that (i) Parent may collaterally assign its rights under this Agreement as security for Indebtedness and related obligations of Parent to the extent required by the Parent Indebtedness Contracts in effect as of the date of this Agreement and (ii) Parent may, without the prior written consent of the other parties, assign any of its rights hereunder to any Affiliate; provided that no such assignment shall relieve Parent of any of its obligations or liabilities hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 9.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.10 Entire Agreement. This Agreement (including the exhibits and schedules hereto), the Parent Disclosure Schedule, the Company Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of the Company Stockholder Approval, if any such amendment or waiver shall by applicable Law require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company; provided, further, that the provisions of Sections 7.3, 9.4, 9.11, 9.13, 9.15 and 9.17 (and the related definitions in the Agreement used herein) shall not be amended, modified, supplemented or waived without the consent of the Lenders or Debt Financing Sources. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13 No Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer any rights, claims, Actions or remedies upon any Person other than the Company, Parent and Merger Sub (and their respective successors and, in the case of Parent or Merger Sub, their permitted assigns), except for (a) the rights of the Company’s stockholders to receive a portion of the Aggregate Closing Merger Consideration at the Effective Time pursuant to the terms and conditions of this Agreement, (b) the right of the holders of Company Stock Options and Company RSUs to receive the payments with respect thereto required by Section 2.3 following the Effective Time, (c) the rights of the Indemnified Parties pursuant to Section 5.9, (d)

any rights, claims, Actions or remedies of the Former Board with respect to Parent and its Subsidiaries pursuant to Section 9.16, and (e) the Debt Financing Sources are intended third-party beneficiaries of, and may enforce, Sections 7.3, 9.4, 9.11, 9.13, 9.15 and 9.17. In addition to the foregoing, the Lenders shall be third party beneficiaries of the provisions of Sections 7.2, 7.3, 9.4, 9.5, 9.15, 9.13 and 9.17 applicable to such Persons. Notwithstanding anything else in this Section 9.13 or elsewhere in this Agreement, none of the Persons referenced in this Section 9.13 (other than the Debt Financing Sources pursuant to clause (e) of this Section 9.13) shall be conferred any rights or remedies hereunder unless and until the Effective Time occurs.

Section 9.14 Interpretation. The term “this Agreement” means this Agreement and Plan of Merger together with all Schedules and exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words “herein”, “hereto”, “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause contained in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “including” and “such as” and words of similar import when used in this Agreement shall mean “including, without limitation”; (e) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; (f) the word “will” shall be construed to have the same meaning as the word “shall”; (g) the word “or” shall not be exclusive; (h) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (i) all references to the phrase “as of the date hereof” or any similar term or phrase shall mean as of the date of this Agreement; (j) unless a contrary intent is apparent, any Contract, instrument or Law defined or referred to herein or in any Contract, instrument or Law that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein; (k) the phrase “Non-Required Effect” in Section 5.6 shall have the meaning set forth in Schedule 10.1; (l) all references to a Person are also to its permitted successors and assigns; (m) all references herein to “$” or dollars shall refer to United States dollars, unless otherwise specified; and (n) except as otherwise set forth in this Agreement, any accounting terms shall be given their definition under GAAP.

Section 9.15 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM INVOLVING LENDERS UNDER THE FINANCING (AND THEIR RESPECTIVE AFFILIATES)). EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH

PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.15. (INCLUDING ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM INVOLVING LENDERS UNDER THE FINANCING (AND THEIR RESPECTIVE AFFILIATES).

Section 9.16 Waiver.

(a) It is acknowledged by each of the parties that the Company has retained Sullivan & Cromwell LLP (“S&C”) to act as its counsel in connection with the transactions contemplated hereby and that S&C has not acted as counsel for any other party in connection with the transactions contemplated hereby for conflict of interest or any other purposes. Parent and the Company agree, on their own behalf and on behalf of their respective Affiliates and Representatives (including the Company and its Subsidiaries following the Closing), that, following the Closing, and notwithstanding any current or prior representation of the Company or any of its Subsidiaries by S&C, S&C may serve as counsel to any Former Holder, and any of their respective Affiliates in connection with any matters either existing on the date hereof or arising in the future related to this Agreement and the transactions contemplated by this Agreement, including any dispute arising out of or relating to this Agreement and the transactions contemplated by this Agreement. Parent, on behalf of itself and its Affiliates and Representatives (including the Company and its Subsidiaries after the Closing) hereby (a) consents to S&C’s representation of any Former Holder, and the Company (prior to the Closing) and any of their respective Affiliates in connection with any matters related to this Agreement and the transactions contemplated by this Agreement, (b) waives any claim it has or may have that S&C has a conflict of interest or is otherwise prohibited from engaging in such representation based on its representation of the Company or any of its Subsidiaries prior to the Closing and (c) agrees that, in the event that a dispute arises between Parent and/or the Company or any of its Subsidiaries (after the Closing) or any of their respective Affiliates on the one hand, and any Former Holder, and the Company and/or their respective Affiliates (prior to the Closing) on the other hand, S&C may represent any Former Holder, and the Company (prior to the Closing) and any of their respective and/or their respective Affiliates in such dispute even though the interests of any Former Holder, and the Company (prior to the Closing) and any of their respective and their respective Affiliates may be directly adverse to Parent or the Company or any of its Subsidiaries (after the Closing) or any of their respective Affiliates and notwithstanding that S&C may have represented the Company or any Subsidiary of the Company in a matter substantially related to such dispute.

(b) Parent further agrees that, as to all communications among S&C, the Company, any Subsidiary of the Company, any Former Holder or any of their respective Affiliates and Representatives prior to the Closing in connection with the transactions contemplated hereby, the attorney-client privilege and the expectation of client confidence attaching as a result of S&C’s representation of the Company, any Subsidiary of the Company, any Former Holder or any of their respective Affiliates and Representatives related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, shall survive the Closing and shall remain in effect, and belong, to the extent such privilege exists, to the individuals that comprised the Board of Directors of the Company prior to Closing (the “Former Board”) and may be controlled by the Former Board, and will not, with respect to such privileged communications, pass to or be claimed by Parent, the Company or any

Subsidiary of the Company or any of their respective Affiliates. Furthermore, effective as of the Closing, (i) all communications (and materials relating thereto) between any of the Company or its Subsidiaries and S&C in connection with the transactions contemplated hereby are hereby assigned and transferred to the Former Board, (ii) except as required or compelled by applicable Law or any Governmental Entity and as set forth in Section 9.16(c), (A) the Company and its Subsidiaries hereby release all of its rights and interests to and in such communications and related materials and (B) the Company and its Subsidiaries hereby release any right to assert or waive any privilege related to the communications referenced in this Section 9.16. Parent and the Company each hereby acknowledge that each of them have had the opportunity to consult with counsel with respect to the matters set forth in this Section 9.16.

(c) Notwithstanding Section 9.16(b), in the event that a dispute arises between Parent, the Company or any Subsidiary of the Company, on the one hand, and a third party or any Governmental Entity on the other hand, after the Closing, the Company and its Subsidiaries may assert the attorney-client privilege against such third party to prevent disclosure of confidential communications by or with S&C; provided, that notwithstanding the assertion of such attorney-client privilege, in the event that Parent or any of its Subsidiaries (x) are legally compelled, pursuant to a subpoena, court order or civil investigative demand or other demand or process of a Governmental Entity or (y) determines based on the advice of outside counsel that it is required to by applicable Law or stock exchange rules to disclose any privileged communications or materials which are the subject of this Section 9.16 (each, a “Disclosure Requirement”), Parent and its Subsidiaries may disclose such privileged communications, and will use their respective reasonable best efforts to seek an appropriate protective order or other remedy and consult with the Former Board with respect to taking steps to resist or narrow the scope of such request or legal process and the Former Board shall provide such cooperation as Parent or its Subsidiaries shall request at the Former Board’s sole cost and expense. In any such event, Parent and its Subsidiaries will furnish only that portion of the privileged communications and materials that are the subject of this Section 9.16 which Parent is advised by counsel are legally required to be disclosed pursuant to a Disclosure Requirement.

(d) This Section 9.16 is for the benefit of the Former Board and such Persons are intended third-party beneficiaries of this Section 9.16. This Section 9.16 shall be irrevocable, and no term of this Section 9.16 may be amended, waived or modified, without the prior written consent of the Former Board.

Section 9.17 Debt Financing Sources. The Company and its Affiliates acknowledge and agree that (a) each Debt Financing Source will act as an independent contractor for the Parent and no fiduciary, advisory or agency relationship between the Debt Financing Sources, on the one hand, and the Parent or the Company, on the other hand, is intended to be or has been created in respect of any of the transactions contemplated by this Agreement and the Debt Financing, irrespective of whether the Debt Financing Sources have advised or are advising the Parent or the Company on other matters, (b) each Debt Financing Source is acting solely as a principal and not as an agent of the Parent under the Debt Commitment Letter and the Debt Financing Sources, on the one hand, and the Parent, on the other hand, have an arm’s-length business relationship that does not directly or indirectly give rise to, nor do Parent or the Company rely on, any fiduciary duty on the part of the Debt Financing Sources, (c) the Parent and the Company are capable of evaluating and understanding, and Parent and the Company understand and accept, the terms, risks and conditions of the transactions contemplated by this Agreement and the Debt Financing, (d) Parent and the Company have been advised that the Debt Financing Sources are engaged in a broad range of transactions that may involve interests that differ from the Parent’s or the Company’s interests and that the Debt Financing Sources do not have any obligation to disclose such interests and transactions to the Parent or the Company by virtue of any fiduciary, advisory or agency relationship and (e) the Company and its Affiliates waive, to the fullest extent permitted by law, any claims the Company and its Affiliates may have against the Debt Financing Sources for breach of fiduciary duty or alleged breach of fiduciary duty and agree that the Debt Financing Sources shall not have any liability (whether direct or indirect) to the Company and its Affiliates in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including the Company’s stockholders, employees or creditors. The Company and its Affiliates further acknowledge and agree that the Debt Commitment Letter is not intended to confer any benefits upon, or create any rights in favor of, any person (including the Company) other than the parties thereto.

ARTICLE X DEFINITIONS

Section 10.1 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein:

“Accounting Firm” has the meaning set forth in Section 8.1(b).

“Action” has the meaning set forth in Section 5.9(b).

“Adjustment Amount” has the meaning set forth in Section 8.1(d).

“Adjustment Measurement Date” has the meaning set forth in Section 8.1(e).

“Adjustment Statement” has the meaning set forth in Section 8.1(b).

“Adjustment Trigger Date” has the meaning set forth in Section 5.22(a).

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.

“Aggregate Closing Merger Consideration” shall mean (i) an amount in cash equal to (A) the Equity Award Carveout Amount plus (B) the cash actually received by the Company in respect of any exercises of Company Stock Options between the date hereof and Closing minus (C) the aggregate amount actually paid to former holders of Company RSUs in respect of the Dividend Equivalents described in Section 2.3(b) hereof that have vested after payment of Recapitalization Dividend and prior to the Closing (but not including Dividend Equivalents paid on Company RSUs that vest as of the Effective Time); (ii) the Note Consideration; and (iii) the Share Consideration. For the avoidance of doubt, the Dividend Equivalents payable on Company RSUs that vest at the Effective Time shall be included in the Aggregate Closing Merger Consideration.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Transaction” means any (i) any merger, consolidation, reorganization, business combination or other similar transaction involving the Company (or any of its Subsidiaries) which would result in any Person beneficially owning 25% or more of the outstanding equity interests of the Company or any successor thereto or parent entity thereof; (ii) any sale, lease, license, exchange, transfer, other disposition or joint venture of assets (including equity interests in Subsidiaries) or businesses that constitute or represent 25% or more of the net revenues, net income, cash flows or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 25% or more of any class of equity interests, or securities or other interests convertible into or exchangeable for equity interests of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any Person or group of Persons becoming the beneficial owner of 25% or more of any class of equity interests of the Company or (v) any combination of the foregoing, in the case of any of clauses (i) through (iv), whether in one transaction or a series or related transactions and whether directly or indirectly, other than any transaction with Parent, Merger Sub or any of their respective Affiliates.

“Anti-Corruption Laws” has the meaning set forth in Section 3.7(d).

“Asset Financing Side Letter” has the meaning set forth in the Recitals.

“Base Amount” has the meaning set forth in Section 5.9(c).

“Benefit Plan” means each plan, program, policy, agreement or arrangement providing for compensation, retirement, severance, deferred compensation, fringe, equity or equity-based compensation, medical, disability, welfare, bonus, retention, change in control or incentive benefits or any other benefits or compensation of any kind, in each case whether written or unwritten, funded or unfunded, and including any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by law or executive order to be closed.

“Cash Consideration” means (i) $250,000,000 plus (ii) the cash actually received by the Company in respect of any exercises of Company Stock Options between the date hereof and Closing Date.

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Change of Recommendation” has the meaning set forth in Section 5.4(h)(i).

“Change of Recommendation Notice” has the meaning set forth in Section 5.4(d)(ii).

“Chosen Courts” has the meaning set forth in Section 9.4.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, Section 4980B of the Code and Part VI of Subtitle B of Title I of ERISA, and the regulations issued thereunder.

“Code” has the meaning set forth in Section 2.2(b)(iii).

“Commerce” has the meaning set forth in Section 3.7(h).

“Company” has the meaning set forth in the Preamble.

“Company Approvals” has the meaning set forth in Section 3.3(b).

“Company Benefit Plans” has the meaning set forth in Section 3.9(a).

“Company Common Stock” has the meaning set forth in Section 2.1(a).

“Company Disclosure Schedule” has the meaning set forth in the introduction to Article III.

“Company Fundamental Representations” means each of the representations and warranties of the Company in Section 3.1 (Qualification, Organization, Etc.), Section 3.2 (Capital Stock), Section 3.3 (Corporate Authority Relative to this Agreement; No Violation) with respect to subsection (a) only, Section 3.10 (Absence of Certain Changes or Events) with respect to subsection (a)(ii) only, Section 3.17 (Opinion of Financial Advisor), Section 3.19 (Finders or Brokers), Section 3.20 (Interested Party Transactions) and Section 3.21 (Required Vote).

“Company Indebtedness Contract” has this meaning set forth in Section 3.18(a)(iii).

“Company Intellectual Property” means all Intellectual Property used by the Company and its Subsidiaries in their respective businesses as currently conducted.

“Company IT Systems” has the meaning set forth in Section 3.15(c).

“Company Leased Real Property” has the meaning set forth in Section 3.16(b).

“Company Material Adverse Effect” means a fact, condition, occurrence, circumstance, event, change, development or effect that, individually or in the aggregate, (a) is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, but for purposes of this clause (a) below shall not include events or effects resulting from (i) changes in general economic or political conditions or the securities, credit or financial markets in general, (ii) general changes or developments in the industries in which the Company and its Subsidiaries operate, including general changes in Law or regulation across such industries, changes in paper pricing or commodity pricing, (iii) any acts of terrorism or war, (iv) any hurricane, tornado, flood, earthquake, natural disasters, acts of God or other comparable events, (v) changes in GAAP or the interpretation thereof, (vi) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (it being understood that the exception in this clause (vi) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change or effect underlying such failure has or may reasonably be expected to result in, or contribute to, a Company Material Adverse Effect); or (vii) any adverse change attributable to the announcement or consummation of this Agreement or the transactions contemplated hereby, including any adverse change in, or loss of, any customer, distributor, supplier, licensor, employee or similar relationships, including as a result of the identity of Parent; provided that, with respect to clauses (i) through (v), such facts, circumstances, events, changes or effects shall be taken into account to the extent they disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which the Company and its Subsidiaries operate, or (b) prevents or would reasonably be expected to prevent the Company’s ability to perform its obligations under this Agreement and consummate the Merger in accordance with the terms hereof.

“Company Material Contracts” has the meaning set forth in Section 3.18(a).

“Company Organizational Documents” means the certificate of incorporation and bylaws or equivalent formation and organizational documents of the Company and its Subsidiaries.

“Company Owned Real Property” has the meaning set forth in Section 3.16(a).

“Company Parties” means the Company and its Affiliates and their respective stockholders, officers, directors, managers, employees, agents, advisors, partners, Representatives, successors and assigns.

“Company Payments” has the meaning set forth in Section 8.1(e).

“Company Permits” has the meaning set forth in Section 3.7(b).

“Company Preferred Stock” has the meaning set forth in Section 3.2(a).

“Company Real Property Leases” has the meaning set forth in Section 3.16(b).

“Company Recapitalization Solvency Opinion” means a written opinion with respect to certain solvency matters (as set forth in the engagement letter with the Company as in effect on the date of this Agreement) relating to the Company, immediately after giving pro forma effect to the transactions contemplated by the Recapitalization Dividend.

“Company Recommendation” has the meaning set forth in Section 3.3(a).

“Company RSU” has the meaning set forth in Section 2.3(b).

“Company SEC Documents” means (i) the Company’s registration statement on Form 10, as amended, and (ii) all other forms, statements, reports and documents filed or furnished since July 30, 2013, and prior to the date of this Agreement, including any amendments thereto.

“Company Share Statement” has the meaning set forth in Section 5.19(a).

“Company Stock Option” has the meaning set forth in Section 2.3(a).

“Company Stock Plans” means the NewPage Holdings Inc. 2012 Long-Term Incentive Plan.

“Company Stockholders Agreement” means that certain Stockholders Agreement, dated as of December 21, 2012, by and among the Company and each of the Stockholders party thereto, as amended or modified in accordance with its terms.

“Company Stockholder Approval” means the written consent of at least a majority of the outstanding shares of Company Common Stock entitled to vote on the Merger and the other transactions contemplated hereby, pursuant to the Company Organizational Documents and applicable Law.

“Company Stockholders Meeting” has the meaning set forth in Section 5.5(d).

“Compliant” means, with respect to the Required Information, that such Required Information (other than projections, interpretations and other forward-looking information, and information of a general economic or industry-specific nature), taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not materially misleading under the circumstances.

“Confidentiality Agreement” has the meaning set forth in Section 5.3(b).

“Consent Solicitations” has the meaning set forth in Section 5.14(a).

“Continuation Period” has the meaning set forth in Section 5.17(a).

“Continuing Employees” has the meaning set forth in Section 5.17(a).

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, concession, franchise, license, or other legally binding commitment, arrangement or undertaking, in each case whether written or oral.

“control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Cooperation Agreement” has the meaning set forth in Section 2.2(b)(i).

“Covered Party” means any (i) official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of: (A) any Governmental Entity; (B) any public international organization or any department or agency thereof; or (C) any company or other entity owned or controlled by any Governmental Entity, public international organization or any department or agency thereof or (ii) any political party or party official or candidate for political office.

“Customs & International Trade Laws” has the meaning set forth in Section 3.7(h).

“Debt Commitment Letters” has the meaning set forth in Section 4.8(a).

“Debt Financing” means, as applicable, (A) the provision by the Lenders of the amounts set forth in the Debt Commitment Letters which shall be sufficient to pay the Repayment Amount and the Recapitalization Dividend and (B) the replacement (on or before the Closing Date) of the NewPage ABL Loan in an aggregate committed principal amount not to exceed the aggregate committed principal amount of the NewPage ABL Loan as in effect on the date of this Agreement (and, without limitation, the use of the proceeds therefrom to repay all amounts owed under such loans or facilities).

“Debt Financing Sources” means the Lenders and their Affiliates and the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, agents and representatives of the foregoing; provided that none of Parent, Merger Sub, Apollo Global Management, LLC nor any of their respective Affiliates shall be deemed Debt Financing Sources for purposes of this Agreement.

“Default” has the meaning set forth in Section 5.2(b).

“Definitive Debt Financing Documents” means definitive agreements related to the Debt Financing.

“DGCL” has the meaning set forth in Section 1.1.

“Director Side Letter” has the meaning set forth in the Recitals.

“Disclosure Requirement” has the meaning set forth in Section 9.16(c).

“Dissenting Shares” has the meaning set forth in Section 2.1(e).

“Dividend Equivalent” has the meaning set forth in Section 2.3(b).

“EBITDA” means earnings before interest, taxes, depreciation and amortization.

“Effective Time” has the meaning set forth in Section 1.3.

“End Date” has the meaning set forth in Section 7.1(b).

“Environmental Law” means any Law, Order or any binding agreement issued or entered by or with any Governmental Entity concerning worker health and safety and public health and safety as they each relate to exposure to any Hazardous Materials, pollution, or the protection of the environment as in effect on or prior to the date of this Agreement.

“Equity Award Carveout Amount” shall mean an amount reasonably determined by the Board of Directors of the Company which shall not be less than the sum of (i) the RSU Carveout Amount and (ii) the Option Carveout Amount.

“Escrow Agreement” has the meaning set forth in Section 2.4.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations issued thereunder.

“ERISA Affiliate” means any Person or trade or business (whether or not incorporated) which is or could be treated as a single employer within the meaning of Section 414 of the Code or Section 4001(b) of ERISA.

“Escrow Account” has the meaning set forth in Section 2.4.

“Event of Default” has the meaning set forth in Section 5.2(b).

“Exchange Act” has the meaning set forth in Section 3.3(b).

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“Exchange Offers” has the meaning set forth in Section 5.14(a).

“Exchange Offer Documents” has the meaning set forth in Section 5.14(a).

“Excluded Shares” has the meaning set forth in Section 2.1(b).

“Existing Credit Agreement Amendments” has the meaning set forth in Section 4.8(a).

“Existing Lenders” has the meaning set forth in Section 4.8(a).

“Existing Verso First Lien Notes” means those 11.75% Senior Secured Notes due 2019 issued pursuant to that certain Indenture dated as of March 21, 2012, as supplemented, among Verso Paper Holdings, Verso Paper Inc., the Guarantors named therein, and Wilmington Trust, National Association, as Trustee.

“Expiration Date” has the meaning set forth in Section 5.12(a).

“Extension Notice” has the meaning set forth in Section 5.20(d).

“FCPA” has the meaning set forth in Section 3.7(d).

“Fee Letters” has the meaning set forth in Section 4.8(a).

“Form S-4” has the meaning set forth in Section 3.12.

“Former Board” has the meaning set forth in Section 9.16(b).

“Former Holder” has the meaning set forth in Section 2.2(a).

“GAAP” means generally accepted accounting principles in the United States.

“government official” has the meaning set forth in Section 3.7(f).

“Governmental Entity” means any United States or foreign governmental or regulatory agency, commission, court, body, authority or other legislative, judicial or executive entity.

“Hazardous Materials” means any substance, waste, or material which is regulated by or may give rise to standards of conduct or liability pursuant to Environmental Laws, including petroleum compounds, asbestos and polychlorinated biphenyls.

“HSR Act” has the meaning set forth in Section 3.3(b).

“Indebtedness” means, with respect to any Person, without duplication, (a) any liabilities for borrowed money or amounts owed or indebtedness issued in substitution for or exchange of indebtedness for borrowed money; (b) obligations evidenced by notes, bonds, debentures or other similar instruments; (c) obligations for amounts drawn under acceptances, letters of credit, contingent reimbursement liabilities with respect to letters of credit or similar facilities; (d) all guaranties and other contingent obligations in respect of liabilities for borrowed money of others and similar commitments relating to any of the foregoing items, whether through an agreement, contingent or otherwise, to supply funds to, or in any other manner, invest in, the debtor, or to purchase indebtedness, primarily for the purpose of enabling the debtor to make payment of the indebtedness or to assure the owners of indebtedness against loss; (e) all obligations for the deferred purchase price of property or services (including any “earn-outs”) with respect to which such Person or any of its Subsidiaries is liable, contingent or otherwise, as obligor or otherwise, (f) all obligations of such Person and its Subsidiaries as lessee or lessees under leases that are required to be recorded as capital leases in accordance with GAAP, (g) all payment obligations under any interest rate swap agreements or interest rate hedge agreements to which such Person or any of its Subsidiaries is party, and (h) any accrued and unpaid interest on, and any prepayment premiums, penalties or similar contractual charges in respect of, any of the foregoing, including with respect to the Company and its Subsidiaries, the principal, interest and fees owing under the NewPage Existing Debt.

“Indemnified Party” has the meaning set forth in Section 5.9(b).

“Indentures” has the meaning set forth in Section 5.14(a).

“Initial MD Solvency Opinion” has the meaning set forth in Section 6.1(m).

“Intellectual Property” means all intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign: (i) trademarks, trade names, service marks, service names, logos, assumed names, domain names and other similar designations of source or origin, and any registrations or applications for the foregoing, together with the goodwill symbolized by any of the foregoing; (ii) registered and unregistered copyrights and copyrightable works (including software); (iii) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, and extensions thereof; (iv) trade secrets and confidential business information (including, to the extent such items qualify as trade secrets under applicable Law, research and development, know-how, data, inventions, formulas, compositions, manufacturing and production processes and techniques, designs, drawings and specifications); and (v) any other intellectual property or proprietary rights.

“Interested Party Transaction” has the meaning set forth in Section 3.20.

“Intervening Event” has the meaning set forth in Section 5.4(h)(iii).

“In-the-Money Options” means the Company Stock Options that are listed as Tranche 1 Options as set forth on Schedule 3.2(c) to the Company Disclosure Schedule (which are all the Company Stock Options with a strike price of $108.72 as of the date hereof), provided that to the extent the aggregate value of the Note Consideration (valued at fair market value as determined by the Company’s Board of Directors in its sole discretion after taking into account the trading price of the Existing Verso First Lien Notes) and the Share Consideration (valued at Parent Trading Price) at Closing exceeds $1.2 billion, if reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule, then the In-the-Money Options shall mean all outstanding Company Stock Options.

“knowledge” means (i) with respect to Parent, the actual knowledge following due inquiry of the individuals listed in Section 10.1A of the Parent Disclosure Schedule and (ii) with respect to the Company, the actual knowledge following due inquiry of the individuals listed on Section 10.1 of the Company Disclosure Schedule.

“Law” means any federal, state, local or foreign law (including common law), statute, ordinance, rule, regulation, judgment, order, injunction, decree, code, ordinance or agency requirement of any Governmental Entity.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property that are material to the business of the Company and its Subsidiaries, taken as a whole.

“Leases” means all leases, subleases licenses concessions or other agreements (written or oral) pursuant to which a party holds any Leased Real Property.

“Lenders” has the meaning set forth in Section 4.8(a).

“Lien” has the meaning set forth in Section 3.3(c).

“Lock-Up Side Letter” has the meaning set forth in the Recitals.

“Main Representative” means any of Sullivan and Cromwell LLP, the Persons identified in Section 3.19 and the Persons identified in Section 3.19 of the Company Disclosure Schedule.

“Marketing Period” means, with respect to a facility comprising part of the Debt Financing, the first period of twenty (20) consecutive Business Days after the date hereof throughout and at the end of which Parent shall have (and the lenders providing such facility shall have) access to the Required Information; provided, that (i) such period may only commence on or after January 13, 2014, (ii) such period shall not include any day from and including May 24, 2014 through and including May 26, 2014, June 28, 2014 through and including July 6, 2014, and (iii) such period shall end on or prior to August 15, 2014 or commence after September 2, 2014. Notwithstanding anything in this definition to the contrary, (x) the Marketing Period shall end on any earlier date prior to the expiration of the twenty (20) consecutive Business Day period described above if the facility is consummated on such earlier date and (y) the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such twenty (20) consecutive Business Day period: (A) the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Information or, to the Company’s knowledge, any such restatement is under active consideration, in which case, the Marketing Period shall not commence unless and until such restatement has been completed and the applicable Required Information has been amended and updated or the Company has publicly announced, or informed Parent, that it has concluded no such restatement is required, (B) the applicable independent accountants of the Company shall have withdrawn any audit opinion with respect to any financial statements contained in the Required Information for which they have provided an opinion, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements of the Company for the applicable periods by the applicable independent accountants or another independent public accounting firm reasonably acceptable to Parent, (C) the financial statements included in the Required Information that are available to Parent on the first day of any such twenty (20) consecutive Business Day period would be required to be updated under Regulation S-X in order to be sufficiently current on any day during such twenty (20) consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such twenty (20) consecutive Business Day period, in which case, the Marketing Period shall not be deemed to commence unless and until, at the earliest, receipt by Parent of updated Required Information that would be required under of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new twenty (20) consecutive Business Day period or (D) any such Required Information shall cease to be Compliant or any such information ceases to meet the requirement of Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such Required Information is updated or supplemented so that it is Compliant. For the avoidance of doubt, the Marketing Period shall not be deemed to begin prior to January 13, 2014.

“Material Benefits Contract” has the meaning set forth in Section 3.9(a).

“Maximum Liability Amount” has the meaning set forth in Section 7.3(e).

“MD Bring-Down Solvency Opinion” has the meaning set forth in Section 6.1(n).

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Monthly Percentage Increase” has the meaning set forth in Section 5.22(a).

“New Indenture” has the meaning set forth in Section 5.12(f).

“NewPage ABL Loan” means the Indebtedness evidenced by that certain Credit Agreement (including any fees payable in respect thereof), dated as of December 21, 2012, among NewPage Corporation, NewPage Investment Company LLC, the Subsidiaries party thereto, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association and each of the other parties thereto, as may be amended, restated or supplemented from time to time.

“NewPage Existing Debt” means the NewPage ABL Loan and the NewPage Term Loan.

“NewPage Term Loan” means the Indebtedness evidenced by that certain Credit and Guaranty Agreement, dated as of December 21, 2012, among NewPage Corporation, NewPage Investment Company LLC, the Subsidiaries party thereto, Goldman Sachs Lending Partners LLC, Barclays Bank PLC, J.P. Morgan Securities LLC and each of the other parties thereto, as may be amended, restated or supplemented from time to time.

“New NewPage ABL Facility” has the meaning set forth in Section 4.8(a).

“New NewPage Term Loan Facility” has the meaning set forth in Section 4.8(a).

“New NewPage Term Loan Facility Closing Date” means, with respect to the New NewPage Term Loan Facility only, the date on which definitive agreements related to the New NewPage Term Loan Facility contemplated by the Debt Commitment Letters are entered into, which date shall be the Pre-Closing Funding Date, if the Company elects to pay the Recapitalization Dividend in accordance with Section 5.20.

“New Plans” has the meaning set forth in Section 5.17(b).

“Non-Recourse Person(s)” has the meaning set forth in Section 7.3(c).

“Non-Required Remedy” has the meaning set forth in Section 5.6(c).

“Note Consideration” means (i) $650,000,000 in face value of Verso First Lien Notes, minus (ii) the Adjustment Amount (if any).

“Notice Period” has the meaning set forth in Section 5.4(d)(ii).

“NYSE” means the New York Stock Exchange.

“OECD” means the Organization for Economic Cooperation and Development.

“OFAC” has the meaning set forth in Section 3.7(h).

“Offering Documents” means customary offering and syndication documents and materials, including prospectuses, private placement memoranda, offering circulars, information memoranda and packages, lender and investor presentations, rating agency materials and presentations, and similar documents and materials, required in connection with the Debt Financing, and providing reasonable and customary authorization letters to the Lenders authorizing the distribution of information to prospective lenders and containing customary information.

“Option Carveout Amount” means an amount equal to $3,000,000.

“Option Cash Consideration” has the meaning set forth in Section 2.3(a).

“Option Cash Consideration Percentage” means, as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule, a percentage equal to the quotient obtained by dividing (i) the Per Share Closing Cash Consideration by (ii) the Per Share Aggregate Consideration.

“Option Note Consideration” has the meaning set forth in Section 2.3(a).

“Option Note Consideration Percentage” means, as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule, a percentage equal to the quotient obtained by dividing (i) the Per Share Closing Note Consideration (valued at fair market value as determined by the Company’s Board of Directors in its sole discretion after taking into account the trading price of the Existing Verso First Lien Notes) by (ii) the Per Share Aggregate Consideration.

“Option Share Consideration” has the meaning set forth in Section 2.3(a).

“Option Share Consideration Percentage” means, as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule, a percentage equal to the quotient obtained by dividing (i) the Per Share Closing Share Consideration (valued at the Parent Trading Price) by (ii) the Per Share Aggregate Consideration.

“Option Spread Value” means, as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule, with respect to each In-the-Money Option, an amount equal to (i) the Per Share Aggregate Consideration, minus (ii) the aggregate exercise price of such In-the-Money Option, determined without regard to any reduction in exercise price in respect of the Recapitalization Dividend contemplated by Section 2.3(a).

“Option Withholding Amount” means all such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the payment or issuance of any consideration payable with respect to an In-the-Money Option.

“Optionholder Acknowledgement” has the meaning set forth in Section 2.3(a).

“Order” means any writ, judgment, decree, injunction, decision, order, determination or award issued, or otherwise put into effect by or under the authority of any Governmental Entity.

“Other Representative” means all of the Company’s and its Subsidiaries’ Representatives other than the Main Representatives.

“Out-of-the-Money Options” means Company Stock Options that are not In-the-Money Options.

“Owned Real Property” means all land, together with all buildings, structures improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto.

“Parent” has the meaning set forth in the Preamble.

“Parent Affiliate Side Letter” has the meaning set forth in the Recitals.

“Parent Approvals” has the meaning set forth in Section 4.3(b).

“Parent Common Stock” means the shares of common stock of Parent, par value $0.01 per share.

“Parent Disclosure Schedules” has the meaning set forth in Article IV.

“Parent Fundamental Representations” means the representations and warranties of Parent set forth in Section 4.1 (Qualification, Organization, Subsidiaries, Etc.), Section 4.2 (Capital Stock), Section 4.3 (Corporate Authority Relative to this Agreement; No Violation) (with respect to subsection (a) only) and Section 4.12 (Finders or Brokers).

“Parent Indebtedness Contract” has the meaning set forth in Section 4.11(a)(i).

“Parent Material Adverse Effect” means a fact, condition, occurrence, circumstance, event, change, development or effect that, individually or in the aggregate, (a) is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole, but for purposes of this clause (a) below shall not include events or effects resulting from (i) changes in general economic or political conditions or the securities, credit or financial markets in general, (ii) general changes or developments in the industries in which Parent and its Subsidiaries operate, including general changes in Law or regulation across such industries, changes in paper pricing or commodity pricing, (iii) any acts of terrorism or war, (iv) any hurricane, tornado, flood, earthquake, natural disasters, acts of God or other comparable events, (v) changes in GAAP or the interpretation thereof, or (vi) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (it being understood that the exception in this clause (vi) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change or effect underlying such failure has or may reasonably be expected to result in, or contribute to, a Parent Material Adverse Effect); or (vii) any adverse change attributable to the announcement or consummation of this Agreement or the transactions contemplated hereby, including any adverse change in, or loss of, any customer, distributor, supplier, licensor, employee or similar relationships, including as a result of the identity of the Company; provided that, with respect to clauses (i) through (v), such facts, circumstances, events, changes or effects shall be taken into account to the extent they disproportionately adversely affect Parent and its Subsidiaries taken as a whole, compared to other companies operating in the industries in which Parent and its Subsidiaries operate, or (b) prevents or would reasonably be expected to prevent Parent’s ability to perform its obligations under this Agreement and consummate the Merger in accordance with the terms hereof.

“Parent Material Contracts” has the meaning set forth in Section 4.11(a).

“Parent Option” has the meaning set forth in Section 4.2(a).

“Parent Organizational Documents” means the certificate of incorporation and bylaws or equivalent formation and organizational documents of Parent and its Subsidiaries.

“Parent Parties” means Parent and its Affiliates and their respective members, stockholders, officers, directors, managers, employees, agents, advisors, partners, Representatives, successors and assigns.

“Parent Preferred Stock” has the meaning set forth in Section 4.2(a).

“Parent SEC Documents” means the forms, statements, reports and documents filed or furnished since January 1, 2012, and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto.

“Parent Share Statement” has the meaning set forth in Section 5.19(b).

“Parent Stock Plan” has the meaning set forth in Section 4.2(a)

“Parent Stockholder Approval” means the affirmative vote in favor of the issuance by Parent of the Share Consideration as contemplated by this Agreement by a majority of the shares of Parent Common Stock present in person or represented by proxy at a meeting of the holders of Parent Common Stock and entitled to vote thereon in accordance with the Parent Organizational Documents and applicable Law.

“Parent Termination Fee” has the meaning set forth in Section 7.3(b).

“Parent Trading Price” means the volume-weighted average price per share of Parent Common Stock for the ten (10) consecutive trading days ending on the second-to-last full trading day prior to the Closing Date.

“Paying Agent” has the meaning set forth in Section 2.2(a).

“Permitted Lien” has the meaning set forth in Section 3.3(c).

“Per Share Aggregate Consideration” means, as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule, the quotient of (A) the sum of (i) the Cash Consideration, (ii) the aggregate per share exercise prices for all In-the-Money Options outstanding as of the Closing Date, determined without regard to any reduction in exercise price in respect of the Recapitalization Dividend contemplated by Section 2.3(a), (iii) the Note Consideration (valued at fair market value as determined by the Company’s Board of Directors in its sole discretion after taking into account the trading price of the Existing Verso First Lien Notes) and (iv) the Share Consideration (valued at the Parent Trading Price) divided by (B) the sum of (i) all the Shares, plus (ii) all shares of Company Common Stock issuable upon the exercise of In-the-Money Options, plus (iii) all shares of Company Common Stock underlying Company RSUs.

“Per Share Closing Cash Consideration” means, as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule, the difference between the Per Share Total Cash Consideration minus the Per Share Recapitalization Dividend.

“Per Share Closing Note Consideration” means, as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule, the product of (a) Per Share Aggregate Consideration times (b) the Total Note Percentage.

“Per Share Closing Share Consideration” means, as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule, the product of (a) Per Share Aggregate Consideration times (b) the Total Share Percentage.

“Per Share Recapitalization Dividend” means an amount equal to the actual cash dividend declared by the Company on one Share in connection with the Recapitalization Dividend, For the avoidance of doubt, the Per Share Recapitalization Dividend shall equal the quotient, as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule, of (i) the Recapitalization Dividend divided by (ii) (A) the number of shares of Company Common Stock outstanding on the record date of the Recapitalization Dividend plus (B) all shares of Company Common Stock underlying Company RSUs.

“Per Share Total Cash Consideration” means, as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule, the product of (a) Per Share Aggregate Consideration times (b) Total Cash Percentage.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, without limitation, a Governmental Entity, and any permitted successors and assigns of such Person.

“Plan” means the Debtors’ Modified Fourth Amended Joint Chapter 11 Plan confirmed by, and attached as Exhibit A to the, Confirmation Order, including all exhibits, attachments, annexes, and supplements attached and related thereto, whether or not filed contemporaneously therewith.

“Pre-Closing Funding Date” has the meaning set forth in Section 5.20(b).

“Pre-Closing Funding Notice” has the meaning set forth in Section 5.20(b).

“Principal Stockholders” has the meaning set forth in the Recitals.

“Prospectus/Information Statement” has the meaning set forth in Section 5.5(a).

“Prospectus/Proxy Statement” has the meaning set forth in Section 5.5(a).

“Proxy Statement” has the meaning set forth in Section 3.12.

“Qualifying Transaction” has the meaning set forth in Section 7.3(a)(i).

“Real Property Laws” has the meaning set forth in Section 3.16(d).

“Recapitalization Dividend” has the meaning set forth in Section 5.20(c).

“Recapitalization Option Cash Consideration” has the meaning set forth in Section 2.3(a).

“Recapitalization Option Note Consideration” has the meaning set forth in Section 2.3(a).

“Recapitalization Option Share Consideration” has the meaning set forth in Section 2.3(a).

“Relative Option Pro Rata Basis” means a method of reduction such that the relative values of the Option Cash Consideration to the Option Note Consideration (valued at fair market value as determined by the Company’s Board of Directors in its sole discretion after taking into account the trading price of the Existing Verso First Lien Notes) to the Option Share Consideration (valued at the Parent Trading Price) payable in respect of an In-the-Money Option are substantially equal both before and after such reduction.

“Relative Recapitalization Option Pro Rata Basis” means a method of reduction such that the relative values of the Recapitalization Option Cash Consideration to the Recapitalization Option Note Consideration (valued at fair market value as determined by the Company’s Board of Directors in its sole discretion after taking into account the trading price of the Existing Verso First Lien Notes) to the Recapitalization Option Share Consideration (valued at the Parent Trading Price) payable in respect of an In-the-Money Option are substantially equal both before and after such reduction.

“Relative RSU Pro Rata Basis” means a method of reduction such that the relative values of the Per Share Closing Cash Consideration to the Per Share Closing Note Consideration (valued at fair market value as determined by the Company’s Board of Directors in its sole discretion after taking into account the trading price of the Existing Verso First Lien Notes) to the Per Share Closing Share Consideration (valued at the Parent Trading Price) payable in respect of a Company RSU are substantially equal both before and after such reduction.

“Repayment Amount” means all amounts owed under and in connection with the termination of the NewPage Term Loan as of the Pre-Closing Funding Date.

“Representatives” has the meaning set forth in Section 5.3(a).

“Required Information” means (i) all customary financial and other information of the Company and its Subsidiaries that is required under the Debt Commitment Letters (as in effect on the date of this Agreement) or as reasonably required in an offering memorandum in connection with the Debt Financing and the Exchange Offers (and as reasonably requested by Parent), including financial statements prepared in accordance with GAAP, audit reports, and other financial information and financial data regarding the Company and its Subsidiaries of the type and form required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt securities on Form S-1, Form S-3 or Form S-4 (or any successor forms thereto) under the Securities Act (including any financial statements required by Regulation S-X Rule 3-10 but not any financial statements required by Rule 3-16), and of the type and form, and for the periods, customarily included in Offering Documents used to syndicate credit facilities of the type to be included in the Debt Financing and customarily in Offering Documents used in private placements of debt securities under Rule 144A of the Securities Act or in Exchange Offers, to consummate the offerings or placements of, or Exchange Offers in respect of, any debt securities, in each case assuming that such syndication of credit facilities and offering(s) or Exchange Offers of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offering(s) of debt securities will be made, (ii) such other financial or other information as otherwise reasonably required in connection with the Debt Financing or Exchange Offers or as otherwise necessary in order to assist in receiving customary “comfort” (including as to “negative assurance” comfort and change period) from the Company’s independent accountants (which “comfort” letters such accountants shall have confirmed they are prepared to issue at the times contemplated by the terms of the Debt Financing and the Exchange Offers subject to the completion by such accountants of customary procedures relating thereto), in connection with the Debt Financing and the Exchange Offers and (iii) that all of the foregoing Required Information (other than projections, interpretations and other forward-looking information, and information of a general economic or industry-specific nature) shall be Compliant; provided that in no event shall “Required Information” include pro forma financial statements or information, it being understood, however, that Parent shall be entitled to such information as shall be reasonably required in respect of the Company and its Subsidiaries such that Parent shall be able to prepare pro forma financial statements and other information using the Required Information.

“RSU Award Agreement” has the meaning set forth in Section 2.3(b).

“RSU Carveout Amount” means, as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule, the product of (i) the number of Company RSUs outstanding as of the record date of the Recapitalization Dividend multiplied by (ii) Per Share Recapitalization Dividend.

“RSU Withholding Amount” means all such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the payment or issuance of any consideration payable with respect to Company RSUs.

“S&C” has the meaning set forth in Section 9.16(a).

“Scheduled Intellectual Property” has the meaning set forth in Section 3.15(a).

“SEC” means the Securities and Exchange Commission.

“Securities Act” has the meaning set forth in Section 3.3(b).

“Settlement Action” has the meaning set forth in Section 5.6(c).

“Share(s)” has the meaning set forth in Section 2.1(a).

“Share Consideration” means the Share Consideration Percentage, multiplied by the sum of (i) the total issued and outstanding shares of Parent Common Stock as of immediately prior to the Closing plus (ii) all Parent Options that, as of the date this Agreement are (A) vested and (B) have an exercise price that is less than the volume-weighted average price per share price of Parent Common Stock for the ten (10) consecutive trading days ending on the second-to-last full trading day prior to the date of this Agreement.

“Share Consideration Adjustment Date” has the meaning set forth in Section 5.22(a).

“Share Consideration Adjustment Trigger” means the occurrence of any one or more of the following events, but only if at the time of such occurrence, the Company is then in compliance with its obligations and covenants under this Agreement in all material respects: (i) any failure by Parent to comply with its obligations under Section 5.6(a) or Section 5.6(b) of this Agreement, or failure of Parent’s Affiliate that is a party to the Parent Affiliate Side Letter to comply with its obligations and covenants thereunder, in any material respect; (ii) any failure by Parent to agree to (or to take) a Settlement Action that would not be a Non-Required Remedy if agreeing to (or taking) such a Settlement Action would, based on the mutual agreement of the Company’s and Parent’s outside counsel, be reasonably likely to result in the satisfaction of the conditions set forth in Section 6.1(b) (to the extent that any injunction, order, ruling, decree, judgment or similar order by any Governmental Entity of competent jurisdiction or Law referenced thereunder is directly related to the expiration of the waiting period under the HSR Act with respect to the Merger) or Section 6.1(c); it being understood that Parent’s agreeing to or taking any such Settlement Action, to the extent reasonably necessary to avoid an increase in the Share Consideration Percentage pursuant to Section 5.22 of this Agreement shall not be deemed a breach of this Agreement (including Section 5.6(d)); or (iii) any failure of any of the conditions set forth in Sections 6.1(f), 6.1(g), 6.1(i) (solely if Parent is not in compliance in all material respects with its obligations and covenants set forth in Section 5.5), 6.1(n), 6.2(b) or 6.2(c) if all of the other conditions set forth Sections 6.1 and 6.2 have then been satisfied (other than those other conditions that, by their nature, are to be satisfied by action taken at the Closing, subject to Parent confirming in good faith that it reasonably believes that such other conditions are reasonably capable of being satisfied at the Closing).

“Share Consideration Percentage” means 20%, as such percentage may be increased pursuant to Section 5.22(a); provided, that the Share Consideration Percentage shall not exceed 25%.

“Shareholder Litigation” has the meaning set forth in Section 5.15.

“Stockholder Release” has the meaning set forth in Section 2.2(b)(i).

“Side Letters” has the meaning set forth in the Recitals.

“State Department” has the meaning set forth in Section 3.7(g)(iv).

“Stockholder Approval Deadline” has the meaning set forth in Section 5.5(c).

“Subsidiaries” means any corporation, partnership, association, trust or other form of legal entity of which (i) more than fifty percent (50%) of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner on the date hereof (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

“Superior Proposal” has the meaning set forth in Section 5.4(h)(ii).

“Support Agreement” has the meaning set forth in the Recitals.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state antitakeover Laws and regulations.

“Tax Return” has the meaning set forth in Section 3.13(l).

“Taxes” has the meaning set forth in Section 3.13(l).

“Termination Date” has the meaning set forth in Section 5.1(a).

“Termination Fee” has the meaning set forth in Section 7.3(a).

“Title IV Plan” has the meaning set forth in Section 3.9(d).

“Total Cash Percentage” means, as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule, a percentage equal to the quotient obtained by dividing (i) the Cash Consideration by (ii) the sum of (x) the Cash Consideration, (y) the Note Consideration (valued at fair market value as determined by the Company’s Board of Directors in its sole discretion after taking into account the trading price of the Existing Verso First Lien Notes) and (z) the Share Consideration (valued at the Parent Trading Price).

“Total Note Percentage” means, as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule, a percentage equal to the quotient obtained by dividing (i) the Note Consideration (valued at fair market value as determined by the Company’s Board of Directors in its sole discretion after taking into account the trading price of the Existing Verso First Lien Notes) by (ii) the sum of (x) the Cash Consideration, (y) the Note Consideration (valued at fair market value as determined by the Company’s Board of Directors in its sole discretion after taking into account the trading price of the Existing Verso First Lien Notes) and (z) the Share Consideration (valued at the Parent Trading Price).

“Total Share Percentage” means, as reasonably determined by the Company’s Board of Directors based on the Waterfall Schedule, a percentage equal to the quotient obtained by dividing (i) the Share Consideration (valued at the Parent Trading Price) by (ii) the sum of (x) the Cash Consideration, (y) the Note Consideration (valued at fair market value as determined by the Company’s Board of Directors in its sole discretion after taking into account the trading price of the Existing Verso First Lien Notes) and (z) the Share Consideration (valued at the Parent Trading Price).

“Trigger Date” has the meaning set forth in Section 5.20(a).

“Union Employees” has the meaning set forth in Section 5.17(d).

“Verso 1.5 Lien Notes” means the 11.75% Secured Notes due 2019 issued pursuant to that certain Indenture dated as of May 11, 2012, among Verso Paper Holdings, Verso Paper Inc., the Guarantors named therein, and Wilmington Trust, National Association, as Trustee.

“Verso 8.75% Second Lien Notes” has the meaning set forth in Section 5.14(a).

“Verso ABL Facility” means the Indebtedness evidenced by that certain Credit Agreement dated as of May 4, 2012, among Verso Paper Finance Holdings LLC, Verso Paper Holdings, the Subsidiaries party thereto, the Lenders party thereto, Citibank, N.A., as Administrative Agent, and Citigroup Global Markets Inc., Barclays Bank PLC and Credit Suisse Securities (USA) LLC, as Co-Syndication Agents, Joint Bookrunners and Joint Lead Arrangers, as may be amended, restated or supplemented from time to time.

“Verso Cash Flow Facility” means the Indebtedness evidenced by that certain Credit Agreement dated as of May 4, 2012, among Verso Paper Finance Holdings LLC, Verso Paper Holdings, the Subsidiaries party thereto, the Lenders party thereto, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent, and Citigroup Global Markets Inc., Barclays Bank PLC and Credit Suisse Securities (USA) LLC, as Co-Syndication Agents, Joint Bookrunners and Joint Lead Arrangers, as may be amended, restated or supplemented from time to time.

“Verso First Lien Notes” has the meaning set forth in Section 5.12(f).

“Verso Junior Noteholder Consent” means the written consent or affirmative vote of (i) at least a majority of the holders of the Verso 8.75% Second Lien Notes and (ii) at least a majority of the holders of the Verso Senior Subordinated Notes, in each case in favor of amendments necessary for the adoption of the Agreement and the transactions contemplated by this Agreement and the Exchange Offer.

“Verso Junior Notes” has the meaning set forth in Section 5.14(a).

“Verso Paper Holdings” means Verso Paper Holdings LLC, a Delaware limited liability company and indirect, wholly owned Subsidiary of Parent.

“Verso Second Lien Notes” has the meaning set forth in Section 5.14(a).

“Verso Senior Subordinated Notes” has the meaning set forth in Section 5.14(a).

“Voting Agreement” has the meaning set forth in the Recitals.

“WARN Act” has the meaning set forth in Section 3.14(b).

“Waterfall Schedule” has the meaning set forth in Section 2.1(a).

* * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

VERSO PAPER CORP.

By:	/s/ David J. Paterson
Name:	David J. Paterson
Title:	President and Chief Executive Officer

VERSO MERGER SUB INC.

By:	/s/ David J. Paterson
Name:	David J. Paterson
Title:	President and Chief Executive Officer

NEWPAGE HOLDINGS INC.

By:	/s/ Mark Angelson
Name:	Mark Angelson
Title:	Chairman